As filed with the Securities and Exchange Commission on January 22, 2007.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NEUTRAL TANDEM, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4813	31-1786871
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One South Wacker Drive

Suite 200

Chicago, Illinois 60606

(312) 384-8000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

Rian J. Wren

President and Chief Executive Officer

Neutral Tandem, Inc.

One South Wacker Drive

Suite 200

Chicago, IL 60606

(312) 384-8000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,

of Agent For Service)

With copies to:

Gerald T. Nowak Andrew J. Terry Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000	Richard A. Drucker Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1) (2)	Amount of Registration Fee
Common Stock, $0.01 par value	$75,000,000	$8,025

(1)	Includes shares of common stock that the underwriters have the option to purchase from Neutral Tandem to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

ISSUED JANUARY 22, 2007

Shares

COMMON STOCK

This is Neutral Tandem, Inc.’s initial public offering of shares of common stock and no public market exists for our shares. Neutral Tandem is offering             shares of common stock, and the selling shareholders named in this prospectus are offering             shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling shareholders.

We anticipate that the initial public offering price will be between $             and $             per share. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “TNDM.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Neutral Tandem	Proceeds to Selling Shareholders
Per share	$	$	$	$
Total	$	$	$	$

The underwriters may also purchase up to an additional             shares of common stock from the selling shareholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover any over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on             , 2007.

Sole Book Runner MORGAN STANLEY	CIBC WORLD MARKETS

                , 2007

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospectus may have changed since that date. In this prospectus, “Neutral Tandem,” “the Company,” “we,” “us” and “our” refer to Neutral Tandem, Inc. and its subsidiaries.

In this prospectus we sometimes refer to various industry and other terms and abbreviations, which we have defined under “Glossary” in this prospectus.

We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Until                     , 2007, 25 days after the commencement of this offering, all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

MARKET AND INDUSTRY DATA AND FORECASTS

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we are not aware of any material misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Our Company

We are a leading provider of tandem interconnection services to competitive carriers, including wireless, wireline, cable telephony and Voice over Internet Protocol, or VoIP, companies. Competitive carriers use tandem switches to interconnect and exchange traffic between their networks without the need to establish direct switch-to-switch connections. Prior to the introduction of our service, the principal method for competitive carriers to exchange traffic was through the use of the incumbent local exchange carriers’, or ILECs, tandem switches. Under interpretations of the Telecommunications Act of 1996, ILECs are required to provide tandem switching to competitive carriers pursuant to prescribed rates established by regulatory authorities. Our solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem.

The proliferation of competitive carriers over the past decade and their capture of an increasing share of subscribers has shifted a greater amount of intercarrier traffic to ILEC tandem switches and amplified the complexity of carrier interconnections. This has resulted in additional traffic loading of ILEC tandems, lower service quality and substantial costs incurred by competitive carriers for interconnection. A loss of ILEC market share to competitive carriers has escalated competitive tensions and resulted in an increased demand for tandem switching.

We founded our company to solve these interconnection problems and better facilitate the exchange of traffic among competitive carriers. By utilizing our managed tandem solution, our customers benefit from a simplified interconnection network solution which reduces costs, increases network reliability, decreases competitive tension and adds network diversity and redundancy. Since the launch of our service in 2004, we believe we have established the largest network of tandem switches serving as neutral interconnection points for voice traffic between competitive carriers in the United States.

We have 56 signed agreements with major competitive carriers and operate in 33 markets. Currently, we provide service to leading competitive carriers in the United States, including wireless carriers such as Sprint Nextel Corp., T-Mobile USA, Inc., MetroPCS Wireless Inc., U.S. Cellular Corporation and Cingular Wireless LLC; cable companies such as Cablevision Systems Corporation, Comcast Cable Communications, Inc., RCN Corporation and Cox Communications Inc.; wireline carriers such as AT&T Inc., McLeod USA Inc., MCI/Verizon Business, Level 3 Communications Inc. and XO Communications Inc.; and VoIP providers such as Vonage Holdings Corp., Broadvox Carrier Services, LLC, Voex Inc. and Reynwood Communications Inc. Our network currently carries approximately 2.5 billion minutes of traffic per month and is capable of terminating calls to over 151 million assigned telephone numbers. As the telecommunications market share continues to shift from traditional ILEC access lines to competitive carriers, we believe we will have access to an expanding market. We believe that our neutral tandem network and its size and scale will provide us with opportunities to enter new markets, increase market share with current customers and attract new customers.

Since commencing service in February 2004, we have grown rapidly, generating revenue of approximately $28.0 million in fiscal 2005. During the nine months ended September 30, 2006, we increased revenue to $37.9 million, an increase of 108% compared to the nine months ended September 30, 2005, and net income was approximately $6.2 million.

Our Industry

In recent years, a wide array of new services and technologies has emerged as competitive alternatives to ILEC services for consumer and enterprise telephony. The increasingly diverse market now includes wireless, cable telephony, wireline and VoIP companies. As these competitive carriers have expanded their customer bases, the amount of traffic exchanged between them has also increased and is expected to grow in the future.

According to the Local Exchange Routing Guide, or LERG, an industry standard guide used by carriers, there are approximately 1.4 billion telephone numbers assigned to carriers in North America. Our services are principally targeted to address the estimated 722 million, or 52% of the total 1.4 billion, telephone numbers assigned to competitive carriers.

Prior to the introduction of our services, competitive carriers had two alternatives for exchanging traffic between their networks. The two alternatives were interconnecting to the ILEC tandems or directly connecting individual switches, commonly referred to as “direct connects.” Given the cost and complexity of establishing direct connects, competitive carriers resorted to utilizing the ILEC tandem as the primary method of exchanging traffic. The ILECs often required competitive carriers to interconnect to multiple ILEC tandems with each tandem serving a restricted geographic area. In addition, as the competitive telecommunications market grew, the process of establishing interconnections at multiple ILEC tandems became increasingly difficult to manage and maintain, causing delays and inhibiting competitive carrier growth and the purchase of ILEC tandem services became an increasingly significant component of a competitive carrier’s costs.

Growth in intercarrier traffic switched through ILEC tandems has created switch capacity shortages known in the industry as ILEC “tandem exhaust,” where overloaded ILEC tandems become a bottleneck for competitive carriers. This has increased call blocking and given rise to service quality issues for competitive carriers. With the introduction of our services, we believe we became the first carrier to provide alternative tandem services capable of alleviating the ILEC tandem exhaust problem.

The following diagrams illustrate interconnecting via the ILEC tandem networks and an example of interconnecting via our managed tandem network.

The second alternative for exchanging traffic, prior to us, was directly connecting competitive carrier switches to each other. Implementing direct switch-to-switch network connections between all competitive switches in a market is very challenging. For example, in order to completely bypass the ILEC tandem network, a market with 100 competitive switches would require 9,900 direct one-way switch-to-switch connections. The capital and operating expense requirements, complexity and management challenges of establishing and maintaining direct connections generally makes them uneconomical for all but the highest traffic switch combinations and an impractical network-wide solution.

Our Services

Our services allow competitive carriers to exchange traffic between their networks without using an ILEC tandem or establishing direct connections. Each competitive carrier that connects to our network generally gains access to all other competitive carriers’ switches connected to our network.

Once connected to our network, carriers can route their traffic to other destinations (telephone numbers) that are addressable by our network. We charge on a per-minute basis for traffic switched by our network. We have an established system for monitoring and tracking customer traffic volumes, and have historically been able to predict these volumes with relative accuracy. Our customers typically use our services for all, or the majority of, their tandem switching needs if our network connects to the desired final destination. In addition, our customers provide us with forecasts of future traffic levels. Together, this system of predicting traffic volumes for both existing and new customers allows us to reasonably estimate future revenue streams.

As a core component of our service offering, we actively manage network capacity between our tandem switches and customers’ switches, which results in improved network quality and reduced call blocking. By constantly monitoring traffic levels and projecting anticipated growth in traffic, we are generally able to provide on a timely basis additional circuits between customer switches and our network to meet increased demand.

Our managed tandem network includes technologically advanced Internet Protocol, or IP, and Time Division Multiplexing, or TDM, switching platforms linked together by an IP backbone. Our network is capable of automatically switching IP-originated or conventional TDM traffic to terminating carriers using either protocol. We support IP-to-IP, IP-to-TDM, TDM-to-IP and TDM-to-TDM traffic with appropriate protocol conversion and gateway functionality.

Our network currently connects 580 unique competitive carrier switches, creating up to 335,820 unique switch-to-switch routes serving 151 million telephone numbers assigned to these carriers. In the quarter ended September 30, 2006, our network carried approximately 2.5 billion minutes of traffic per month.

Our Strengths

We believe the following strengths differentiate us and position us for continued growth.

•	Market Leading Position. We believe we have built the largest neutral tandem network in the United States. By being “first-to-market” in the metropolitan areas we serve, we have built significant scale for carrier interconnections and access to terminating telephone numbers.

•	Strong “Network Effect.” The value of our service offering increases with the number of carriers connected to our network. The addition of each new customer to our network allows the new customer to route traffic to all of our existing customers and allows all of our existing customers to route traffic to the new customer. The “network effect” of adding an additional customer to our platform creates a significant opportunity for existing customers to realize incremental savings by increasing the volume of traffic switched by our tandem network.

•	Network-Neutral Position. Unlike the ILECs, we are positioned as a neutral, third party tandem service provider and generally do not directly compete with our customers. Therefore, we do not have the competitive tensions and conflicts of interest of an ILEC in providing tandem interconnection services.

•

Large and Growing Market.    The continuing shift of telecommunications traffic away from conventional ILEC phone lines to the wireless, VoIP, cable telephony and other wireline segments, provides opportunities for us to continue to expand our business. Our tandem network was designed to serve the interconnection needs of these rapidly growing segments of the communications market, and since the initiation of our service in 2004, we feel we have built strong relationships with a majority of the leading carriers in these segments, which we believe provides opportunities for us to grow with our customers.

•	Adaptable Technology and Proprietary Software Tools. Our switching architecture utilizes platforms manufactured by Sonus Networks, Inc. and Nortel Networks Corp. We have deployed a full suite of Sonus Networks’ IMS (IP Multimedia Subsystem)-ready solutions which enables us to interconnect to customers on either a TDM or IP interface. In addition, we support both conventional Signaling System 7, or SS7, and Session Initiation Protocol, or SIP, call routing.

We believe the adaptability and flexibility of our technology enables us to provide more robust service offerings to interconnect a wider range of traffic types and to adapt our service offerings more efficiently than the ILECs, which predominantly employ legacy Class 4 TDM-only circuit switching technology for tandem switching.

•	Experienced Management Team. We have an experienced management team committed to expanding our position as a leading provider of neutral tandem services.

Our Strategy

Our strategy is focused on expanding our business by increasing the share of telecommunications traffic that our tandem network can serve. Expanding our share of telecommunications traffic increases the value of our network to our customers and enables us to capture a larger share of total telecommunications revenue. Key elements of our expansion strategy include:

•	Broaden our geographic presence. Our managed tandem services are currently available in 33 markets, serving 151 million assigned telephone numbers out of a potential addressable market of 322 million telephone numbers assigned to competitive carriers in these 33 markets. We plan to broaden our geographic presence in 2007 to include an additional 18 markets. After completing the planned expansion, we estimate that, based upon information published in the LERG, our potential addressable market opportunity will include over 400 million telephone numbers assigned to competitive carriers in those markets. Many of our existing customers provide service in one or more of these new markets. We intend to market our services to our customers in these new markets.

•	Expand our customer base. As our network expands, our market opportunity will include additional competitive carriers (particularly regional wireless carriers and cable companies) that are not in the markets we currently serve. Many of these potential customers are among the fastest growing carriers in their service areas.

•	Grow customer traffic. Three factors principally drive traffic growth from customers: routing opportunities to new customers, routing opportunities in new markets and growth in our customers’ traffic volumes. As we add new customers to our network, we receive incremental revenue from the new customer and from all existing customers terminating traffic to the new customer. This “network effect,” our expansion strategy and focus on serving the fastest growing segments of the competitive telephony industry positions us well to grow customer traffic.

•	Increase the types of traffic we exchange. Our business originally connected only local traffic among carriers within a single metropolitan market. In 2006, we installed a national IP backbone network connecting our major local markets. As a result, our service offerings now include the capability of switching and carrying traffic between multiple markets.

Company Information

We were incorporated in Delaware on April 19, 2001. We commenced operations in November 2003 and began generating revenue with the launch of our service in February 2004. Our principal executive offices are located at One South Wacker Drive, Suite 200, Chicago, Illinois 60606. Our telephone number is (312) 384-8000. Our Web site address is http://www.neutraltandem.com. The information contained on our Web site is not to be considered a part of this prospectus.

THE OFFERING

Common stock offered:
By Neutral Tandem, Inc.	shares
By the selling shareholders	shares

Total	shares

Common stock to be outstanding immediately after this offering	shares

Use of proceeds

We estimate that we will receive net proceeds from our sale of shares of common stock in this offering of $             , assuming an initial public offering price of $             per share (the mid-point of the range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to fund the continued expansion of our business. Pending such use, the net proceeds will be used for working capital, capital expenditures and general corporate purposes. We currently cannot estimate the portion of the net proceeds which will be used for any specific purpose.

We will not receive any of the proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed NASDAQ symbol	“TNDM”

Unless the context requires otherwise, the number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 2006. The number of shares of our common stock to be outstanding after this offering gives effect to this issuance prior to completion of this offering of shares of common stock upon the exercise of outstanding warrants by certain selling shareholders but does not take into account:

•	shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2006 at a weighted average exercise price of $ per share;

•	an aggregate of shares of common stock that will be reserved for future issuances under our 2007 Long-Term Incentive Plan as of the closing of this offering; and

•	shares of our common stock issuable upon the exercise of outstanding warrants as of December 31, 2006 which shall be exercisable for an aggregate of shares of common stock upon completion of the offering with a weighted average exercise price of $ per share.

Unless otherwise noted, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option granted by the selling shareholders, and has been adjusted to reflect the             -for-             reverse stock split of our common stock that was effected prior to the completion of this offering, the automatic conversion of our outstanding shares of Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock and Series C preferred stock into an aggregate of              shares of common stock upon the completion of this offering, the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws upon the completion of this offering.

Summary Consolidated Financial and Other Data

The following tables summarize our historical consolidated financial information and other data for the periods presented. The consolidated financial information presented as of and for the fiscal years ended December 31, 2004 and December 31, 2005, was derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included elsewhere in this prospectus. The consolidated financial information presented as of and for the nine months ended September 30, 2005 and September 30, 2006, was derived from our unaudited consolidated financial statements, and are included elsewhere in this prospectus. The pro forma as adjusted balance sheet data as of September 30, 2006 give effect to this offering of common stock at a price of $              per share (the mid-point of the range set forth on the cover of this prospectus), the conversion of all of our preferred stock into an aggregate of              shares of common stock upon the closing of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds.” The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2004	2005	2005	2006
	(In thousands, except share data)
Statements of Operations
Revenue	$3,439	$27,962	$18,177	$37,864
Operating Expense:
Costs of revenue (excluding depreciation and amortization shown separately below)	2,027	11,349	7,467	14,621
Operations	2,704	8,189	5,868	8,150
Depreciation and amortization	655	3,141	2,011	4,464
Sales and marketing	775	1,360	991	1,149
General and administrative	2,310	3,053	2,361	2,785

Total operating expense	8,471	27,092	18,698	31,169

Income (Loss) From Operations	(5,032)	870	(521)	6,695

Other (Income) Expense:
Interest expense	276	843	594	849
Interest income	(69)	(170)	(140)	(556)
Other income	—	(11)	—	—

Total other expense	207	662	454	293

Income (Loss) Before Income Taxes	(5,239)	208	(975)	6,402
Provision (Benefit) For Income Taxes	—	—	—	157

Net Income (Loss)	$(5,239)	$208	$(975)	$6,245

Earnings (loss) per common share—basic(1)	$(1.02)	$0.04	$(0.17)	$1.18
Earnings (loss) per common share—diluted (1)	$(1.02)	$0.01	$(0.17)	$0.26
Weighted average common shares—outstanding-basic	5,117	5,628	5,632	5,300
Weighted average common shares—outstanding-diluted	5,117	21,403	5,632	23,979

	Year Ended December 31,		Nine Months Ended September 30,
	2004	2005	2005	2006
	(Dollars in thousands)
Other Data:
Capital expenditures	$8,144	$13,977	$12,466	$10,744
EBITDA(2)	$(4,377)	$4,022	$1,490	$11,159
Minutes of Use Billed (in millions)	1,022	10,428	6,427	17,388

	As of September 30, 2006
	Actual	Pro Forma As Adjusted
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$20,903	$
Total current assets	30,640
Total assets	62,234
Total current liabilities	15,951
Total liabilities	23,302
Total preferred stock	38,000
Total shareholders’ equity	932

(1)	Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The effect of stock options and warrants represents the only difference between the weighted average shares used for the basic earnings (loss) per share computation compared to the diluted earnings (loss) per share computation.
(2)	EBITDA is defined as net income before (i) depreciation and amortization, (ii) interest income and expense and (iii) income taxes. Management believes that the presentation of EBITDA included in this prospectus provides useful information to investors regarding our results of operations because it assists in analyzing and benchmarking the performance and value of our business. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business. EBITDA included in this prospectus should be considered in addition to and not as a substitute for, net income as calculated in accordance with generally accepted accounting principles as a measure of performance.

The following is a reconciliation of net income (loss) to EBITDA:

	Year Ended December 31,		Nine Months Ended September 30,
	2004	2005	2005	2006
	(In thousands)

Net income (loss)	$(5,239)	$208	$(975)	$6,245
Interest expense-net	207	673	454	293
Income tax expense	—	—	—	157
Depreciation and amortization	655	3,141	2,011	4,464

EBITDA	$(4,377)	$4,022	$1,490	$11,159

RISK FACTORS

This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occur, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risk Factors Related To Our Business

Failures or interruptions of our tandem network or the loss of, or damage to, a tandem network switch site could materially harm our revenues and impair our ability to conduct our operations.

We provide telecommunications services that are critical to the operations of our customers. Notably, our tandem network service is essential to the orderly operation of our customers’ telecommunications system because it enables competitive carriers to ensure that telephone calls are routed to the appropriate destinations. Our tandem network architecture is integral to our ability to process a high volume of transactions in a timely and effective manner. We could experience failures or interruptions of our tandem network and services, or other problems in connection with our operations, as a result of:

•	damage to, or failure of, our tandem network software or hardware or our connections and outsourced service arrangements with third parties;

•	errors in the processing of data by our systems;

•	computer viruses or software defects;

•	physical or electronic break-ins, sabotage, intentional acts of vandalism, natural disasters and similar events;

•	increased capacity demands or changes in systems requirements of our customers; or

•	errors by our employees or third-party service providers.

If we cannot adequately protect the ability of our tandem network to perform consistently at a high level or otherwise fail to meet our customers’ expectations:

•	we may be unable to provide and bill for services;

•	we may experience damage to our reputation, which may adversely affect our ability to attract or retain customers for our existing services, and may also make it more difficult for us to market our services;

•	we may be subject to significant damages claims, under our contracts or otherwise;

•	our operating expenses or capital expenditures may increase as a result of corrective efforts that we must perform;

•	our customers may postpone or cancel subsequently scheduled work or reduce their use of our services; or

•	one or more of our significant contracts may be terminated early, or may not be renewed.

Any of these consequences would adversely affect our revenues and performance.

We may not have sufficient redundant systems or back up facilities to allow us to receive and process calls in the event of a loss of, or damage to, a tandem network switch site. We could lose, or suffer damage to, a site in the event of power loss, natural disasters such as fires, earthquakes, floods and tornadoes, telecommunications failures, such as transmission cable cuts, or other similar events that could adversely affect our customers’ ability to access our tandem network services. Any such loss or damage could interrupt our operations, materially harm our revenues and growth and require significant cash expenditures to correct the failures caused by such loss or damage.

Regulatory developments could negatively impact our business.

The communications services industry is highly regulated by the federal government and the individual states. While the pricing of our services is generally not heavily regulated by the Federal Communications Commission, or FCC, and state utility agencies, these agencies have greater regulatory authority over the pricing of incumbent local exchange carriers, or ILECs, transit services, which generally sets the benchmark for the prices of competitive services that we offer. To the extent that the ILEC transit rates are reduced, it could have an adverse impact on us.

For example, in Michigan, in 2005, the Michigan Public Service Commission revised the maximum allowable rate that AT&T Inc., or AT&T, could charge for transit service based on AT&T’s total element long run incremental cost, or TELRIC, which was significantly below the rate previously charged by AT&T (previously SBC Communications). This decision had a significant impact on the profitability of our service in Michigan.

The FCC currently does not actively regulate the services we offer. If, however, the FCC determined, on its own motion or in response to a third party’s filing, that it should more actively regulate our services, the FCC could limit the rates we charge or require us to change other terms or conditions of our service offerings. For example, in 2001 the FCC initiated a proceeding to address intercarrier compensation issues, such as rules that require one carrier to make payments to another carrier for access to the other’s network. As part of that docket, on July 24, 2006, a group of large and rural local exchange carriers, or LECs, filed a proposal for intercarrier compensation reform at the FCC called the Missoula Plan, which includes provisions regarding tandem transit services. Under the Missoula Plan, tandem transit service would be provided at a rate not to exceed $0.0025 per minute of use for the first four years of the plan, and then increase with inflation. This rate is lower than the rates charged by the ILECs or by us in several of the markets in which we currently operate. The FCC currently is considering public comments on the Missoula Plan. Independent of or in combination with the Missoula Plan, the FCC could make significant changes in the pricing of transit traffic, including lowering the rate, freezing the rate or establishing uniform rates. In addition, from time to time, carriers that we connect with have requested that we pay them to terminate traffic, and this proceeding will likely address those rights or obligations.

As communications technologies and the communications industry continue to evolve, the statutes governing the communications industry or the regulatory policies of the FCC may change. If this were to occur, the demand and pricing for our tandem network services could change in ways that we cannot easily predict and our revenues could decline. These risks include the ability of the federal government, including Congress or the FCC, or state legislatures or agencies, to:

•	increase regulatory oversight over the services we provide;

•	adopt or modify statutes, regulations, policies, procedures or programs that are disadvantageous to the services we provide, or that are inconsistent with our current or future plans, or that require modification of the terms of our existing contracts, including reducing the rates for tandem services; or

•	adopt or modify statutes, regulations, policies, procedures or programs in a way that could cause changes to our operations or costs or the operations of our customers, including the pricing of our services to our customers.

We cannot predict when, or upon what terms and conditions, further regulation or deregulation might occur or the effect future regulation or deregulation may have on our business. Any of these government actions could have a material adverse effect on our business.

Consolidation in the industry, such as AT&T-BellSouth-Cingular, Verizon-MCI and SBC-AT&T, reduces the need for intercarrier transit service and may limit our growth opportunities.

Consolidation in the industry reduces the need for intercarrier transit services by reducing the number of carriers. As carriers merge, (i) the risks to our business of direct connections increases, see “—The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections” below, (ii) traffic that was carrier-to-carrier becomes intra-carrier traffic not normally addressable by us and (iii) in the case of consolidations involving an ILEC, such as AT&T or Verizon Communications Inc., or Verizon, previous transit traffic between competitive carriers and the carrier acquired by the ILEC now potentially becomes ILEC reciprocal compensation traffic and not transit traffic, and thus potentially not addressable by us. We have experienced growth notwithstanding this consolidation, but our ability to grow in the future could be adversely affected by greater consolidation.

Additionally, in connection with the merger of BellSouth Corp., or BellSouth, and AT&T, AT&T agreed not to seek an increase in its current transit rates for existing transit customers for 42 months in the AT&T and BellSouth LEC service territories. While having no direct regulatory impact on us, this rate freeze potentially limits our ability to enter certain new markets in states where the current transit rates charged by AT&T are so low that our entry would not be economically attractive. Further consolidation in the industry could lead to similar agreements which would limit our ability to grow revenues and may materially affect our results of operations.

Our top five customers represent in the aggregate a substantial portion of our revenue.

Our top five customers in the aggregate represented approximately 61% of our expected total revenues in 2006 and our largest customer accounted for approximately one-quarter of our expected total revenues in 2006. These customers could, at any time, solicit or receive proposals from other providers to provide services that are the same as or similar to ours. In addition, our contracts with these customers are non-exclusive, there are no volume or exclusivity commitments by customers under these contracts and any customer is able to discontinue the use of our services at any time.

We may lose business with any of these customers if we fail to meet our customers’ expectations, including for performance and other reasons, or if another provider offers to provide the same or similar services at a lower cost. In addition, competitive forces resulting from the possible entrance of a competitive provider could create significant pricing pressure, which could then cause us to reduce the selling price of our services in a manner that could have a material adverse effect on our business, prospects, financial condition and results of operations.

The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections.

The most natural form of competition we face is direct connection between our customers. When there is a significant amount of traffic between two switches, there is an economic incentive to directly connect and remove intermediate switching. As our customers grow, the amount of traffic exchanged between them grows, thus leading to the increased risk that they will direct connect switch paths that exchange significant traffic and remove that traffic from our tandems. The risk of direct connections is increased as more carriers move to an IP-based interface, because direct connecting between two Internet Protocol, or IP, based carriers is less complex than establishing multiple direct connections between carriers’ switch pairs, thus enabling more direct connections. In addition, consolidation among telecommunications carriers can stimulate the risk of direct connections by increasing both the incentive and feasibility of executing direct connections. For example, we have noticed that certain competitive carriers established direct connections following completion of a business combination.

In addition to direct connections, our services most frequently compete against the legacy ILEC services. As such, we face competition from large, well-funded ILECs that also provide transit services and for whom transit services are a relatively small percentage of total revenues. Additionally, other companies may be focusing resources on developing and marketing services that will compete with us.

We expect competition to intensify in the future, especially due to the adoption of IP-based switching by telecommunications carriers, which is likely to increase competition from direct connections. Some of our current and potential competitors have significantly more employees and greater financial, technical, marketing, research and development, intellectual property development and protection and other resources than us. Also, many of our current and potential competitors have greater name recognition that they can use to their advantage. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, ILECs could lower their rates or bundle other services with their transit services to compete with us. Furthermore, changes in switching technology have lowered the cost of entry into our business which could promote additional competition. Increased competition could result in fewer customer orders, reduced revenues, reduced gross margins and loss of market share, any of which could harm our business.

Our failure to achieve or sustain market acceptance at desired pricing levels could impact our ability to maintain profitability or positive cash flow.

Our competitors and customers may cause us to reduce the prices we charge for services. The primary sources of pricing pressure include:

•	competitors offering our customers services at reduced prices, or bundling and pricing services in a manner that makes it difficult for us to compete. For example, a competing provider of transit services might offer its services at lower rates than we do, or bundle it with other services, such as inexpensive long distance services;

•	customers with a significant volume of transactions have in the past and may in the future use their enhanced leverage in pricing negotiations with us. For example, from time to time, carriers that we connect with have requested that we pay them to terminate traffic. In the future, such carriers may increase the amount that they request we pay them or other customers may request that we pay them to terminate traffic; and

•	if our prices are too high, potential customers may find it economically advantageous to handle certain functions internally using direct connections instead of using us.

We may not be able to offset the effects of any price reductions by increasing the number of transactions we handle or the number of customers we serve, by generating higher revenues from new or enhanced services or by reducing our costs.

We have a limited operating history as a company and as a tandem network for communications services providers. If we are unable to overcome the difficulties frequently encountered by early stage companies, our business could be materially harmed.

We began our commercial operations in November 2003. We have experienced, and expect to continue to experience, risks and difficulties frequently encountered by companies in an early stage of commercial development in new and rapidly evolving markets. In order to overcome these risks and difficulties, we must, among other things:

•	generate sufficient usage of our tandem network by our carrier customers;

•	maintain and attract a sufficient number of customers to our tandem network to achieve and sustain profitability;

•	execute our business strategy successfully, including successful execution of our new Voice over Internet Protocol, or VoIP, services;

•	manage our expanding operations; and

•	upgrade our technology, systems and network infrastructure to accommodate increased traffic and transaction volume and to implement new features and functions.

Our failure to overcome these risks and difficulties and the risks and difficulties frequently encountered by early stage companies could adversely affect our results of operations which could impair our ability to raise capital, expand our business or continue our operations.

If we are unable to manage our growth or establish new tandem network switch sites, or do not adequately control expenses associated with the establishment of new sites, our results of operations could be adversely affected.

Sustaining our growth has placed significant demands on our management as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. As part of our growth strategy, we intend to establish new tandem network switch sites, particularly in new geographic markets. We will face various risks associated with identifying, obtaining and integrating attractive tandem network switch sites, cost estimation errors or overruns, interconnection delays, material delays or shortages, our inability to obtain necessary permits on a timely basis, if at all, and other factors, such as regulatory developments, many of which are beyond our control and all of which could delay the establishment of any new sites. We may not be able to establish and operate new tandem network switch sites on a timely or profitable basis. Establishment of new sites will increase our operating expenses, including expenses associated with hiring, training, retaining and managing new employees, purchasing new equipment, implementing new systems and incurring additional depreciation expense. If we are unable to successfully manage our growth without compromising our quality of service and our profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, or to control our costs as we establish additional tandem network switch sites and expand in geographically dispersed locations, our business, prospects, financial condition or results of operations could be adversely affected.

Our petition for interconnection with Verizon Wireless Inc. could be decided adversely by the FCC and consequently we may not be able to interconnect with Verizon Wireless Inc.

By operating as a common carrier, we benefit from certain legal rights established by federal legislation, especially the Telecommunications Act of 1996, or the Telecommunications Act, which gives us and other competitive entrants the right to interconnect to the networks of incumbent telephone companies and access to elements of their networks on an unbundled basis. We have used these rights to gain interconnection with the incumbent telephone companies and to purchase selected services at wholesale prices that extend our ability to terminate traffic. We have also used these rights to request interconnection with competitive carriers for the termination of transit traffic to carriers that decide for whatever reason not to utilize our transit service. While our experience has been that competitive carriers usually accommodate such requests, and often become users of our transit service as well, we are pursuing a petition to the FCC against Verizon Wireless Inc., or Verizon Wireless, related to its refusal of such a request. Our August 2006 petition argues that direct connection with Verizon Wireless is in the public interest because it furthers competitive choices and strengthens the public switched telephone network, or PSTN. There can be no assurance regarding how, whether, or when this matter will be resolved. If the FCC denies our petition we will, absent Verizon Wireless’ consent, be unable to terminate transit traffic to Verizon Wireless. While we currently terminate transit traffic to Verizon Wireless in only three markets, such a result could materially and adversely affect the future growth of our business and the attractiveness of our service offerings.

Our ability to sell our services depends in part on the quality of our support and service offerings, and our failure to offer high quality support and services would have a material adverse effect on our sales and operating results.

Once our services are deployed, our customers depend on our support organization to resolve any issues. A high level of support is critical for the successful marketing and sale of our services. If we do not effectively assist carriers in deploying our services, succeed in helping carriers quickly resolve post-deployment issues and provide effective ongoing support, it will adversely affect our ability to sell our services. As a result, our failure to maintain high quality support and services would have a material adverse effect on our business and operating results.

Security breaches could also adversely affect our business and our customers’ confidential information, which could result in us being subject to legal liability and our reputation could be harmed.

Our tandem network may be vulnerable to physical break-ins, computer viruses, attacks by computer hackers or similar disruptive problems. If unauthorized users gain access to our switch sites or our databases, a security or privacy breach could result in an interruption of service or reduced quality of service, which could cause harm to our business and reputation and could result in a loss of customers. Any breach of security relating to our customers’ confidential information could result in legal liability to us and a reduction in use of our services or cancellation of our services, either of which could materially harm our business. Our personnel often receive highly confidential information from our customers that is stored in our files and on our systems. Similarly, we receive sensitive pricing information that has historically been maintained as a matter of confidence with our customers.

We currently have practices, policies and procedures in place to ensure the confidentiality of our customers’ information. However, our practices, policies and procedures to protect against the risk of inadvertent disclosure or unintentional breaches of security might fail to adequately protect information that we are obligated to keep confidential. We may not be successful in adopting more effective systems for maintaining confidential information, so our exposure to the risk of disclosure of the confidential information of our customers may grow as we expand our business and increase the amount of information that we possess. If we fail to adequately maintain our customers’ confidential information, some of our customers could end their business relationships with us and we could be subject to legal liability.

The failure of the third-party software and equipment we use in our tandem network could cause interruptions or failures of our systems.

We incorporate hardware, software and equipment and license technologies developed by third-parties in our tandem network. Our third-party vendors include, among others, Nortel Networks Corp. and Sonus Networks, Inc., our switch vendors, Cisco Systems, Inc. and MetaSolv Software, for database systems and software, and various network services suppliers, such as AT&T, Verizon, Qwest Corp., or Qwest, and Verisign Inc. and various competitive access providers for transport and Signaling System 7, or SS7, services. As a result, our ability to provide tandem network services depends in part on the continued performance and support of the third-party products on which we rely. In addition, we have only recently begun to use Sonus to supply switches and, therefore, our relationship and operating history with Sonus is limited. If these products experience failures or have defects and the third parties that supply the products fail to provide adequate support, this could result in or exacerbate an interruption or failure of our systems or services.

Our business could be harmed by prolonged electrical power outages or shortages, increased costs of energy or general availability of electrical resources.

Our tandem network switch sites are susceptible to regional costs of power, electrical power shortages, planned or unplanned power outages caused by these shortages, such as those that occurred in the northeast region of the United States in 2003 and in the southeast region of the United States in 2005, and limitations of adequate power resources. We may not be able to pass on to our customers significant increases in the cost of power and power outages could disrupt the services we provide and reduce our revenues. Power outages, which last beyond our backup and alternative power arrangements, could harm our business and expose us to claims by customers.

A decline in the volume of traffic or transactions we handle could have a material adverse effect on our business, prospects, financial condition and results of operations.

We earn revenues for the vast majority of the services that we provide on a per minute or per transaction basis. There are no minimum revenue requirements in our contracts, which means that there is no limit to the potential adverse effect on our revenues from a decrease in our transaction volumes. As a result, if industry participants reduce their usage of our services from their current levels, our revenues and results of operations will immediately suffer because there is no contractual requirement for the purchase of our services. For example, if competitive carriers develop internal systems to address their transit traffic needs, including direct connections, or if the cost of such transactions makes it impractical for a given carrier to use our services for these purposes, we may experience a reduction in transaction volumes. Finally, the trends that we believe will drive the future demand for our tandem network services, such as the growth of wireless services, and pressure on carriers to reduce costs, may not actually result in increased demand for our services, which would harm our future revenues and growth prospects.

We may be unable to complete suitable acquisitions, or we may undertake acquisitions that could increase our costs or liabilities or be disruptive to our business.

In the future, we may selectively pursue acquisitions to grow our business. We do not currently have any commitments, contracts or understandings to acquire any specific businesses or other material operations. We may not be able to locate suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, integrate the acquired business into our existing business. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. Integration of acquired business operations could disrupt our business by diverting management away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not realize cost efficiencies or synergies or other benefits that we anticipated when selecting our acquisition candidates. In addition, we may need to record write downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities, neutrality-related risks or adverse operating issues that we fail to discover through due diligence prior to the acquisition. The failure to discover such issues prior to such acquisition could have a material adverse effect on our business and results of operations.

Failure to comply with neutrality positioning could result in loss of significant business.

We have positioned ourselves against ILECs as a neutral, third-party provider of tandem network services. Our failure to continue to adhere to this neutrality positioning (for example, by competing with any of our customers in any of their core businesses) may result in lost sales or non-renewal of contracts, any one of which could have a material adverse effect on our business, prospects, financial condition and results of operations. For example, we have begun providing national transit services which can be viewed by some of our customers as being competitive with their wholesale transport services.

Our senior management is important to our customer relationships, and the loss of one or more of our senior managers could have a negative impact on our business.

We believe that our success depends in part on the continued contributions of our senior management. We rely on our executive officers and senior management to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management team have established and maintain with our customers and our regulators contribute to our ability to maintain good customer relations. The loss of key members of senior management could impair our ability to identify and secure new contracts and otherwise to manage our business.

We must recruit and retain skilled employees to succeed in our business.

We believe that an integral part of our success is our ability to recruit and retain employees who have advanced skills in the tandem network services that we provide and who work well with our customers in the regulated environment in which we operate. In particular, we must hire and retain employees with the technical expertise and industry knowledge necessary to maintain and continue to develop our operations and must effectively manage our growing sales and marketing organization to ensure the growth of our operations. Our future success depends on the ability of our sales and marketing organization to establish direct sales and to develop multiple services. The employees with the skills we require are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees at all levels, our ability to maintain and grow our business could be negatively impacted.

We may need additional capital in the future and it may not be available on acceptable terms.

We have historically relied on outside financing and cash flow from operations to fund our operations, capital expenditures and expansion. However, we may require additional capital in the future to fund our operations, make an acquisition, finance investments in equipment or infrastructure, or respond to competitive pressures or strategic opportunities. We cannot assure you that additional financing will be available on terms favorable to us, or at all. In addition, the terms of available financing may place limits on our financial and operating flexibility. If we are unable to obtain sufficient capital in the future, we may face the following risks:

•	we may not be able to continue to meet customer demand for service quality, availability and competitive pricing;

•	we may be forced to reduce our operations;

•	we may not be able to expand or acquire complementary businesses;

•	we may not be able to develop new services or otherwise respond to changing business conditions or competitive pressures; and

•	we may not be able to adequately maintain or upgrade our systems and technology.

We have depended on equity financings and credit facilities to meet our cash requirements, which may not be available to us in the future on favorable terms, if at all. We may require substantial additional funds to execute our business plan and, if additional capital is not available, we may need to limit, scale-back or cease our operations.

We have depended upon equity financings, as well as borrowings under our credit facilities, to meet our cash requirements in each quarterly and annual period since we began our operations in November 2003. We expect to meet our cash requirements for the next 12 months through a combination of cash flow from operations, existing cash, cash equivalents and short-term investments, borrowings under our credit facilities and net proceeds from this offering. If our cash requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from our business, we may require additional financing sooner than anticipated.

Our current credit facility with an affiliate of Western Technologies Inc. matures in several installments beginning in May 2007 and ending in March 2010. We may default under this facility or may not be able to renew this credit facility upon expiration or on acceptable terms. In addition, we may seek additional funding in the future and intend to do so through public or private equity and debt financings. Additional funds may not be available to us on acceptable terms or at all. If we are unable to obtain funding on a timely basis, we may not be able to execute our business plan. As a result, our business, results of operations and financial condition could be adversely affected and we may be required to significantly curtail or cease our operations.

If we do not maintain or generate significant revenues, we may not remain profitable.

Although we achieved net income of approximately $6.2 million in the nine months ended September 30, 2006, we expect to incur significant future expenses, particularly with respect to the development of new services, deployment of additional infrastructure and expansion in strategic markets. To remain profitable, we must continue to increase the usage of our tandem network by our customers and attract new customers. We must also deliver superior service to our customers, mitigate the effects of consolidation and develop and commercialize new products and services. We may not succeed in these activities and may never generate revenues that are significant or large enough to sustain profitability on a quarterly or annual basis. A substantial portion of our revenues are derived from fees that we charge our customers on a per-minute basis. Therefore, a general market decline in the price for tandem network services may adversely affect the fees we charge our customers and could materially impact our future revenues and profits.

If we do not adapt to rapid technological change in the communications industry, we could lose customers or market share.

Our industry is characterized by rapid technological change and frequent new service offerings. Significant technological changes could make our technology and services obsolete or inefficient on a relative basis. We must adapt to our rapidly changing market by continually improving the features, functionality, reliability and responsiveness of our addressing, interoperability and infrastructure services, and by developing new features, services and applications to meet changing customer needs. We cannot ensure that we will be able to adapt to these challenges or respond successfully or in a cost-effective way. Our failure to do so would adversely affect our ability to compete and retain customers or market share. Although we currently provide our services primarily to traditional telecommunications companies, many existing and emerging companies are providing, or propose to provide, voice services using new technologies. Our future revenues and profits will depend, in part, on our ability to provide new technologies to competitive carriers. We will need to spend significant amounts of capital to enhance and expand our services and continue to improve operating efficiencies. Failure to do so may materially harm our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology, processes and methods, we rely in part on confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If we are not able to obtain and enforce patent protection for our methods and technologies, competitors may be more easily able to compete with us, our ability to successfully operate our network may be disrupted and our ability to operate our business profitably may be harmed.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. However, we may not hold proprietary rights to some of our current or future methods and technologies. Because patent applications in the United States are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in industry-related literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patent applications. As a result, we may not be able to obtain adequate patent protection and competitors would be more easily able to compete with us. Moreover, we may even be required to obtain licenses under third-party patents. If licenses are not available to us on acceptable terms, or at all, we will not be able to operate our network and competitors would be more easily able to compete with us.

The process of obtaining patent protection is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The issuance of a patent does not guarantee that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not guarantee that we have the right to practice the patented invention. Third parties may have blocking patents that could be used to prevent us from marketing our own patented product and practicing our own patented technology.

Our pending patent applications may not result in issued patents. The patent position of technology-oriented companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards which the United States Patent and Trademark Office use to grant patents are not always applied predictably or uniformly and can change. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or to others. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and/or opposition proceedings and the risk of such claims being invalidated by infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. Moreover, once they have been issued, our patents and any patent for which we have licensed or may license rights may be challenged, narrowed, invalidated or circumvented. If our patents are invalidated or otherwise limited, other companies will be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially and adversely affected.

Others may allege that we are infringing their intellectual property, forcing us to expend substantial resources in resulting litigation, the outcome of which would be uncertain. Any unfavorable outcome of such litigation could have a material adverse effect on our business, financial position and results of operations.

If any parties successfully claim that our creation, offer for sale, sale, import or use of technologies infringes upon their intellectual property rights, we might be forced to incur expenses to litigate the claims, pay damages, potentially including treble damages, if we are found to have willfully infringed such parties’ patents or copyrights. In addition, if we are unsuccessful in litigation, a court could issue a permanent injunction preventing us from operating our network or commercializing our product and service candidates for the life of the patent that we have been deemed to have infringed. Litigation concerning patents and other forms of intellectual property and proprietary technologies, is becoming more widespread and can be protracted and expensive, and can distract management and other key personnel from performing their duties for us.

Any legal action against us claiming damages and seeking to enjoin commercial activities relating to the affected methods, processes, products and services could, in addition to subjecting us to potential liability for damages, require us to obtain a license in order to continue to operate our network or market the affected product and service candidates. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively operate our network or market some of our technology and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

From time to time we have received and we may in the future receive notices or inquiries from other companies regarding our services or the manner in which we operate our network suggesting that we may be infringing a pre-existing patent or we need to license use of their patents to avoid infringement. Such notices may, among other things, threaten litigation against us. As we have in the past, we will actively review the request and determine whether there is any validity to the request and seek to resolve the matter. Litigation over patent rights and other intellectual property rights is not uncommon with respect to network technologies, and sometimes involves patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may therefore provide little or no deterrence. There can be no assurance that holders of patents will not pursue any claim against us in the future if they believe their patents are being infringed by our network or service offerings.

Risk Factors Related To This Offering

Our stock price is likely to be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock approved for quotation on the NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. You may not be able to sell any shares of common stock that you purchase at or above the initial public offering price.

The market prices for securities of telecommunications companies have historically been volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	failure of our offerings to achieve commercial success;

•	passage of various laws and governmental regulations governing Internet-related services and communications-related services;

•	failure of or disruption to our physical infrastructure or services;

•	conditions or trends in the Internet, technology and communications industries;

•	the addition or departure of any key employees;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	litigation involving ourselves or our general industry or both;

•	investors’ general perception of us, our services, the economy and general market conditions;

•	developments or disputes concerning our patents or other proprietary rights; and

•	significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors.

If any of these factors causes an adverse effect on our business, results of operations or financial condition, the price of our common stock could fall.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The assumed initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $             per share, based on the initial public offering price of $             per share (the mid-point of the range set forth on the cover of this prospectus). Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the shares of common stock outstanding.

This dilution primarily is due to our investors who purchased shares prior to this offering having paid at the time of their purchase substantially less than the price offered to the public in this offering. In addition, as of September 30, 2006, options to purchase                      shares of common stock at a weighted average exercise price per share of $                     were outstanding and warrants to purchase shares of our capital stock which shall be exercisable for an aggregate of shares of our common stock upon completion of the offering, with a weighted average exercise price per share of $                     were outstanding. The exercise of any of these options or warrants would result in additional dilution. As a result of this dilution, investors purchasing stock in this offering may receive significantly less for their shares than the purchase price paid in this offering in the event of a liquidation.

Two of our stockholders are expected to hold a significant block of shares in us after completion of this offering and, as a result, will continue to have significant influence over us.

Upon completion of this offering, representatives of New Enterprise Associates, or NEA, and DCM, significant shareholders of us, will serve on our board of directors and we anticipate that representatives of NEA and DCM will continue to serve on our board of directors in the future. See “Certain Relationships and Related Transactions—Board of Directors, Management Rights Agreements and Observation Rights Agreements.” As a result of their substantial ownership interest, NEA and DCM may have the ability to significantly influence the outcome of a vote by our stockholders in respect of these matters and their interests could conflict with your interests.

If there are substantial sales of our common stock, our stock price could decline.

If our stockholders sell large numbers of shares of our common stock or the public market perceives that stockholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the U.S. federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

After this offering, we will have outstanding                      shares of common stock, based on the number of shares outstanding as of September 30, 2006. This includes an aggregate of                      shares that we and the selling shareholders are selling in this offering, which may be resold in the public market immediately, and excludes any issuances of common stock after September 30, 2006. The remaining                      shares, or     % of our outstanding shares after this offering, are currently restricted as a result of the application of securities laws or by virtue of lock-up agreements entered into with the underwriters in connection with this offering, but will be able to be sold in the near future as set forth below.

Following this offering, changes in our capital structure and level of indebtedness and the terms of such indebtedness could adversely affect our business and liquidity position.

As of September 30, 2006, our outstanding indebtedness was approximately $11.6 million. Following this offering, our level of indebtedness, including borrowings under our credit agreement, may increase from time to time for various reasons, including fluctuations in operating results, capital expenditures and possible acquisitions. Future consolidated indebtedness levels could materially affect our business because:

•	a substantial portion of our cash flow from operations would be dedicated to interest payments on such indebtedness and not available for other purposes, which amount would increase if prevailing interest rates rise;

•	it may materially limit or impair our ability to obtain further financing;

•	it may reduce our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise; and

•	it may limit our ability to pay dividends.

In addition, our credit agreement limits our ability to enter into various transactions and may further limit entering into various transactions following this offering. If we were to default on any of our indebtedness, or if we were unable to obtain necessary liquidity, our indebtedness would become due and payable immediately and our business could be adversely affected.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the “Use of Proceeds” section of this prospectus. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Delaware law could make a merger, tender offer or proxy contest difficult.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our certificate of incorporation and bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares to thwart a takeover attempt;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;

•	establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election;

•	require that directors only be removed from office for cause;

•	require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for us. Upon completion of this offering, we will be subject to Section 203, which regulates corporate acquisitions and limits the ability of a holder of 15% or more of our stock from acquiring the rest of our stock. Under Delaware law a corporation may opt out of the anti-takeover provisions, but we do not intend to do so.

We would incur increased costs if we become a public company as a result of recently enacted and proposed changes in laws and regulations.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules of the Securities and Exchange Commission, or SEC, and the NASDAQ Global Market, would result in increased costs to us if we become a public company, including those related to corporate governance and the costs to operate as a public company. Section 404 of the Sarbanes-Oxley Act requires companies to perform a comprehensive and costly evaluation and audit of their internal controls. The new rules could also make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “expects,” “estimates,” “projects,” “plans,” “intends,” “may,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of common stock in this offering will be approximately $            , based on the initial public offering price of $             per share (the mid-point of the range set forth on the cover of this prospectus) of common stock and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to fund the continued expansion of our business. Pending such use, the net proceeds will be used for working capital, capital expenditures and general corporate purposes. We currently cannot estimate the portion of the net proceeds that will be used for any specific purpose.

In addition, we may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments.

We will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders. If the underwriters exercise their over-allotment option, we will not receive any additional proceeds.

DIVIDEND POLICY

We have never paid a cash dividend on our common stock. We currently are prohibited from paying dividends under our existing bank credit agreement. The payment of future dividends will depend on our earnings, cash needs, terms of debt agreements, and other factors that our board of directors deems relevant from time to time.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2006:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect the issuance and sale of shares of common stock pursuant to this offering, assuming an offering price of $ per share (the mid-point of the range set forth on the cover page of this prospectus), the application of the proceeds therefrom as described in “Use of Proceeds” and the conversion of all of our preferred stock into an aggregate of shares of common stock upon the closing of this offering.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2006
	Actual	As Adjusted
	(In thousands)
Debt:
Term credit agreement(1)	$11,550	$
Capital leases	—

Total long-term debt and capitalized leases	$11,550	$
Series A convertible preferred stock; $0.01 par value; 9,200,00 shares authorized; 9,000,000 shares issued and outstanding, actual; and no shares issued and outstanding, as adjusted	9,000
Series B-1 convertible preferred stock; $0.01 par value; 5,830,228 shares authorized; 5,737,416 shares issued and outstanding, actual; and no shares issued and outstanding, as adjusted	8,500
Series B-2 convertible preferred stock; $0.01 par value; 1,374,752 shares authorized; 1,352,867 shares issued and outstanding, actual; and no shares issued and outstanding, as adjusted	8,500
Series C convertible preferred stock; $0.01 par value; 2,009,947 shares authorized; 1,909,947 shares issued and outstanding, actual; and no shares issued and outstanding, as adjusted	12,000
Shareholders’ equity:
Preferred Stock, $0.01 par value, no shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, as adjusted	—
Common stock, $0.01 par value; 28,500,000 shares authorized; 5,249,434 shares issued and outstanding, actual; shares authorized, as adjusted and shares issued and outstanding, as adjusted	5
Additional paid-in capital	843
Accumulated other comprehensive loss, net of tax	—
Retained earnings	84

Total shareholders’ equity	932

Total capitalization	$50,482	$

(1)	Our existing term credit agreement provides for credit borrowings of up to $19.5 million. As of September 30, 2006, we had approximately $2.5 million available for borrowing under our term credit agreement.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock offered hereby will exceed the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date. Assuming conversion of our shares of preferred stock, our net tangible book value as of September 30, 2006 was $            , or $             per share of our common stock. This represents an immediate dilution of $             per share to new investors (based on an assumed initial public offering price of $             per share (the mid-point of the range set forth on the cover of this prospectus)). The following table illustrates this per share dilution in pro forma net tangible books value to new investors:

Initial public offering price per share		$
Net tangible book value (deficit) per share as of September 30, 2006	$
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value (deficit) per share after this offering

Dilution per share to new investors		$

The following table summarizes, on an as adjusted basis as of September 30, 2006, the total number of shares of our common stock, the total consideration paid to and the average price per share paid by existing shareholders and new investors, calculated before deducting the underwriting discounts and commissions and estimated offering expenses based on an assumed initial public offering price of $             per share (the mid-point of the range set forth on the cover of this prospectus).

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(In thousands, except share data)
Existing shareholders		%	$	%	$
New investors

Total		100%		$100%	$

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the number of shares of our common stock held by existing shareholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and tables are based upon the number of shares of our common stock issued and outstanding on September 30, 2006 and exclude shares of our common stock issuable upon exercise of options and warrants outstanding on September 30, 2006. As of that date, there were             shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $             per share and              shares of our preferred stock issuable upon the exercise of warrants at a weighted average exercise price of $             per share. In addition, as of September 30, 2006, there were              shares of common stock issuable upon conversion of our preferred stock. To the extent the options or warrants are exercised or shares of our preferred stock are converted, additional shares of our common stock will be issued, and there will be further dilution to new investors. See “Risk Factors,” “Capitalization,” “Management,” “Description of Capital Stock” and the notes to our consolidated financial statements included elsewhere in this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical consolidated financial information and other data for the periods presented. The consolidated financial information presented as of December 31, 2003 was derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, which are not included in this prospectus. The consolidated financial information presented as of December 31, 2004 and 2005 and for the fiscal years ended December 31, 2003, December 31, 2004 and December 31, 2005, was derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included elsewhere in this prospectus. The consolidated financial information presented as of and for the nine months ended September 30, 2005 and September 30, 2006, was derived from our unaudited consolidated financial statements, and are included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(In thousands, except share data)
Statements of Operations
Revenue	$—	$3,439	$27,962	$18,177	$37,864
Operating Expense:
Costs of revenue (excluding depreciation and amortization shown separately below)	13	2,027	11,349	7,467	14,621
Operations	155	2,704	8,189	5,868	8,150
Depreciation and amortization	2	655	3,141	2,011	4,464
Sales and marketing	69	775	1,360	991	1,149
General and administrative	449	2,310	3,053	2,361	2,785

Total operating expense	688	8,471	27,092	18,698	31,169

Income (Loss) From Operations	(688)	(5,032)	870	(521)	6,695

Other (Income) Expense:
Interest expense	8	276	843	594	849
Interest income	(6)	(69)	(170)	(140)	(556)
Other income	—	—	(11)	—	—

Total other expense	2	207	662	454	293

Income (Loss) Before Income Taxes	(690)	(5,239)	208	(975)	6,402
Provision (Benefit) For Income Taxes	—	—	—	—	157

Net Income (Loss)	$(690)	$(5,239)	$208	$(975)	$6,245

Earnings (loss) per common share—basic(1)	$(0.14)	$(1.02)	$0.04	$(0.17)	$1.18
Earnings (loss) per common share—diluted(1)	$(0.14)	$(1.02)	$0.01	$(0.17)	$0.26
Weighted average common shares outstanding—basic	4,918	5,117	5,628	5,632	5,300
Weighted average common shares outstanding—diluted	4,918	5,117	21,403	5,632	23,979

	As of December 31,			As of September 30,
	2003	2004	2005	2005	2006
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$82	$199	$1,291	$556	$20,903
Total current assets	6,710	9,715	10,566	10,221	30,640
Total assets	8,024	19,330	31,224	30,848	62,234
Total current liabilities	123	3,579	6,895	7,117	15,951
Total liabilities	123	7,769	10,953	11,770	23,302
Total preferred stock	8,723	17,500	26,000	26,000	38,000
Total shareholders’ equity (deficit)	(822)	(5,939)	(5,729)	(6,922)	932

(1)	Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The effect of stock options and warrants represents the only difference between the weighted average shares used for the basic earnings (loss) per share computation compared to the diluted earnings (loss) per share computation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with our audited and unaudited consolidated financial statements, including the notes thereto, and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, including information with respect to our plans, intentions and strategies for our business. See “Cautionary Note Regarding Forward-Looking Statements.” For additional information regarding some of the risks and uncertainties that affect our business and the industries in which we operate and that apply to an investment in our common stock, please read “Risk Factors.” Our actual results may differ materially from those estimated or projected in any of these forward-looking statements.

Overview

We are a leading provider of tandem interconnection services to competitive carriers, including wireless, wireline, cable telephony and VoIP companies. Competitive carriers use tandem switches to interconnect and exchange traffic between their networks without the need to establish direct switch-to-switch connections. Prior to the introduction of our service, the principal method for competitive carriers to exchange traffic was through the use of the incumbent local exchange carriers’, or ILECs, tandem switches. Under interpretations of the Telecommunications Act, ILECs are required to provide tandem switching to competitive carriers pursuant to prescribed rates established by regulatory authorities. Our solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem.

The proliferation of competitive carriers over the past decade and their capture of an increasing share of subscribers has shifted a greater amount of intercarrier traffic to ILEC tandem switches and amplified the complexity of carrier interconnections. This has resulted in additional traffic loading of ILEC tandems, lower service quality and substantial costs incurred by competitive carriers for interconnection. A loss of ILEC market share to competitive carriers has escalated competitive tensions and resulted in an increased demand for tandem switching.

We founded our company to solve these interconnection problems and better facilitate the exchange of traffic among competitive carriers. By utilizing our managed tandem solution, our customers benefit from a simplified interconnection network solution which reduces costs, increases network reliability, decreases competitive tension and adds network diversity and redundancy. Since the launch of our service in 2004, we believe we have established the largest network of tandem switches serving as neutral interconnection points for voice traffic between competitive carriers in the United States.

We have 56 signed agreements with major competitive carriers and operate in 33 markets. Currently, we provide service to leading competitive carriers in the United States, including wireless carriers such as Sprint Nextel Corp., T-Mobile USA, Inc., MetroPCS Wireless Inc., U.S. Cellular Corporation and Cingular Wireless LLC; cable companies such as Cablevision Systems Corporation, Comcast Cable Communications, Inc., RCN Corporation and Cox Communications Inc.; wireline carriers such as AT&T, McLeod USA Inc., MCI/Verizon Business, Level 3 Communications Inc. and XO Communications Inc.; and VoIP providers such as Vonage Holdings Corp., Broadvox Carrier Services, LLC, Voex Inc. and Reynwood Communications Inc. Our network currently carries approximately 2.5 billion minutes of traffic per month and is capable of terminating calls to over 151 million assigned telephone numbers. As the telecommunications market share continues to shift from traditional ILEC access lines to competitive carriers, we believe we will have access to an expanding market. We believe that our neutral tandem network and its size and scale will provide us with opportunities to enter new markets, increase market share with current customers and attract new customers.

Since commencing service in February 2004, we have grown rapidly, generating revenue of approximately $28.0 million in fiscal 2005. During the nine months ended September 30, 2006, we increased revenue to $37.9 million, an increase of 108% compared to the nine months ended September 30, 2005, and net income was approximately $6.2 million.

Financial Operation Overview

Revenue

We generate revenue from the sale of our neutral tandem interconnection services. Revenue is recorded each month on an accrual basis based upon minutes of traffic switched by our network by each customer, which we refer to as minutes of use. The rates charged per minute are determined by contract between us and our customers. The following table sets forth our revenue, minutes of use and the average rate we charged per minute for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006:

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Revenue (In thousands)	$—	$3,439	$27,962	$18,177	$37,864
Minutes of Use Billed (In millions)	—	1,022	10,428	6,427	17,385
Average fee per billed minute	$—	$0.0034	$0.0027	$0.0028	$0.0022

Minutes of use increase as we increase our number of customers, enter new markets and increase the penetration of existing markets, either with new customers or with existing customers. The minutes of use decrease due to direct connection between existing customers and consolidation between customers.

The average fee per minute varies depending on market forces and type of service. The market rate in each market is based upon competitive conditions along with the local transit rates offered by the ILECs. Depending on the markets we enter, we may enter into contracts with our customers with either a higher or lower fee per minute than our current average. For example, although we regard the ten new switch locations that we added in 2005 and the two additional switch locations we added in 2006 as financially attractive, the rates we charge in those markets are generally lower than the rates we charge in the markets we initially opened in 2004.

Our service solution incorporates other components beyond switching. In addition to switching, we provision trunk circuits between our customers’ switches and our network locations at our own expense and at no direct cost to our customers. We also provide quality of service monitoring, call records and traffic reporting and other services to our customers as part of our service solution. Our per minute fees are intended to incorporate all of these services.

Operating Expense

Operating expenses consists of costs of revenue, operations expenses, sales and marketing expenses, general and administrative expenses and depreciation and amortization expense. Personnel-related costs are the most significant component as we grew from 58 employees at December 31, 2004 to 106 employees at September 30, 2006.

Costs of Revenue.    Our costs of revenue include transport and signaling network costs, facility rents and utilities, together with other costs that directly support the switch location. We do not defer any costs associated with the start-up of new switch locations and we do not capitalize any costs.

Network transport costs typically occur on a repeating monthly basis, which we refer to as recurring costs, or on a one-time basis, which we refer to as non-recurring costs. Recurring costs primarily include monthly usage charges from telecommunication carriers, related to the circuits utilized by us to interconnect our customers. As our traffic increases, we must provide additional circuits. Non-recurring costs primarily include the initial installation of such circuits. Facility rents include the leases on our switch facilities, which expire through May 2016. Additionally, we pay the cost of all the utilities for all of our switch locations.

The largest component of our other costs relates to charges we pay to utilize the ILEC services. We incur some monthly charges from the ILECs as we diversify our network and provide alternative routes to complete our customers’ traffic. In some cases, we may not have sufficient capacity of network transport lines installed in our own network to handle the volume of traffic destined for a particular customer. In this case, we will incur these charges, generally temporarily, in order to maintain a high quality of service. We attempt to minimize these charges by managing our network, recognizing when additional capacity is required and working with our customers to augment the transport capacity required between our network and theirs.

Operations Expenses.    Operations expenses include payroll and benefits for both our switch location personnel as well as individuals located at our corporate office who are directly responsible for maintaining and expanding our switch network. Other primary components of operations expenses include switch repair and maintenance, property taxes, property insurance and supplies. We expect in the future to hire a significant number of new employees to support our growth.

Sales and Marketing Expense.    Sales and marketing expenses represent the smallest component of our operating expenses and primarily include personnel costs, sales bonuses, marketing programs and other costs related to travel and customer meetings.

General and Administrative Expense.    General and administrative expenses consist primarily of compensation and related costs for personnel and facilities associated with our executive, finance, human resource and legal departments and fees for professional services. Professional services principally consist of outside legal, audit and other accounting costs. The other accounting costs relate to work surrounding preparation for compliance with Sarbanes-Oxley in connection with becoming a public company. We expect that after this offering we will incur significant additional legal and accounting costs related to compliance with securities and other regulations, as well as additional insurance, investor relations and other costs associated with being a public company.

Depreciation and Amortization Expense.    Depreciation and amortization expense is applied using the straight-line method over the estimated useful lives of the assets after they are placed in service, which are five years for switch equipment and test equipment, three years for computer equipment, computer software and furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over an estimated useful life of five years or the life of the respective leases, whichever is shorter.

Other Income (Expense).    Interest expense consists of interest paid each month related to our outstanding equipment loans associated with our security agreement with an affiliate of Western Technology Investment. See “Debt and Credit Facilities” below. We record accrued interest each month associated with a final payment for each loan equal to a range of 8.1% to 9.6% of the original principal loan amount. Interest expense also includes an amount related to the amortization of the value of debt discount associated with warrants issued to an affiliate of Western Technology Investment in accordance with the terms of our agreement. Interest income is earned primarily on our cash, cash equivalents and short-term investments.

Income Taxes.    Provisions for income taxes is based on the effective income tax rate for the year to date.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States of America. The preparation of these financial statements in accordance with GAAP requires us to utilize accounting policies and make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies as of the date of the financial statements and the reported amounts of revenue and expense during a fiscal period. The SEC considers an accounting policy to be critical if it is important to a company’s financial condition and results of operations, and if it requires significant judgment and estimates on the part of management in its application. We have discussed the selection and development of the critical accounting policies with the audit committee of our board of directors, and the audit committee has reviewed our related disclosures in this prospectus. Although we believe that our judgments and estimates are appropriate and correct, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain. If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operation for future periods could be materially affected.

•	Revenue Recognition

•	Allowance for Doubtful Accounts

•	Accrued Liabilities

•	Accounting for Income Taxes

•	Stock-Based Compensation

•	Legal Contingencies

Revenue Recognition

We generate revenue from the sale of our neutral tandem interconnection services. We maintain executed service agreements with each of our customers in which specific fees and rates are determined. Revenue is recorded each month on an accrual basis based upon documented minutes of use by each customer for which service is provided, when collection is probable. We provide service primarily to large, well-established competitive carriers.

Allowance for Doubtful Accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are recorded at differing rates, based upon the age of the receivable. In determining these percentages, we analyze our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for doubtful accounts does not reflect our future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and future results of operations could be materially affected. At September 30, 2006, our allowance for doubtful accounts is zero. We did not write-off any customer receivables throughout 2006.

Accrued Liabilities

The preparation of our consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect our reported amount of accrued liabilities at the date of the financial statements and the reported amount of expenses during the period.

Significant estimates may be required to determine the amount, if any, of charges for transport, signaling and other facility related expenses that may have been incurred but not yet invoiced. We have cutoff processes and controls in place to identify accrual amounts where invoices have been received after the period end. Where we believe products or services have been received, but no invoice has been received, we develop accrual estimates.

We may also develop, and report, significant estimates when our transport vendors invoice us for amounts that we dispute where (i) there is a high probability that the dispute will ultimately result in a payment by us and (ii) an amount can be reasonably estimated. At September 30, 2006, our disputed charges accrual is approximately $0.8 million. Of this amount, $0.4 million is related to one dispute. For more information, see “Business-Legal Proceedings.”

Accounting for Income Taxes

Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recorded in earnings in the period of enactment. A valuation allowance is provided for deferred income tax assets whenever it is more likely than not that future tax benefits will not be realized.

Stock-Based Compensation

We currently record stock-based compensation expense in connection with any grant of options to our employees.

We record stock-based compensation expense associated with our stock options in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share Based Payments which requires us to calculate the expense associated with our stock options by determining the fair value of the options. This expense is included in general and administrative expense.

We adopted SFAS 123(R) as of January 1, 2005, using the modified retrospective method. The modified retrospective method requires the prior period financial statements to be restated to recognize compensation cost in the amounts previously reported in the pro forma footnotes. We adjusted general and administrative expense in 2004 to include $10,000 of additional compensation expense.

We use the Black-Scholes valuation model to calculate the fair value of stock options. This model takes into account the exercise price of the stock option, the fair value of the common stock underlying the stock option as measured on the date of grant and an estimation of the volatility of the common stock underlying the stock option. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method under SFAS 123(R). The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. Actual results, and future changes in estimates, may differ substantially from our current estimates. The following table provides the amount of share-based expense recorded as a result of adopting SFAS No. 123(R).

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands)
Share-based expense	$—	$10	$29	$19	$198

Prior to 2005, we considered Neutral Tandem to be an illiquid start-up and developed a process for assessing the fair value of our common stock internally. This process was used for determining a reasonable estimate of the then current value of our common stock through 2005. Given an absence of an active market for our common stock, we determined the estimated fair value of our common stock on the grant date based on several factors, including:

•	the grants involved private company securities that were not liquid;

•	the price at which Series A, Series B-1, Series B-2 and Series C convertible preferred stock was issued by us to outside investors in arms-length transactions in November 2003, November 2004, June 2005 and February 2006, respectively, and the rights, preferences and privileges of the preferred stock relative to the common stock;

•	our stage of development, business forecast and present value of our projected future cash flows;

•	important developments relating to our business strategy;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or a sale of us, given prevailing market conditions;

•	the state of the new issue market for similarly situated technology companies; and

•	the market prices of various publicly held technology companies.

Beginning late 2005, to assist us in our analysis of the fair value of the stock options being granted, we engaged an independent valuation specialist to assist us in our determination of the fair value of our common stock at December 31, 2005, and at the end of each quarter in 2006.

These valuations were generally prepared soon after the end of our fiscal quarter preceding the grant date. The independent valuation specialist applied a number of different methodologies to assist us in our determination of fair value. The methodologies primarily employed were (i) an “income approach” and (ii) a “market approach.”

The “income approach” estimates the fair value of our common stock based upon the present value of our projected future cash flows. The “market approach” estimates the fair value of our common stock based upon comparisons to publicly held companies whose stocks are actively traded and an analysis of the multiples at which those stocks are trading in the market. These factors were then analyzed and given the appropriate weight to determine a value for us. To establish the fair value of our common stock as a privately-held company on a per-share basis, appropriate adjustments were applied to account for the illiquid and noncontrolling nature of our common stock, the liquidation preference of the our preferred stock, and the number of common shares issued and outstanding as of each valuation date (incorporating, as appropriate, both (a) the number of issued and outstanding stock options and (b) the conversion rights of the preferred stock).

Each of the methodologies employed relies upon estimates that can evolve over a period of time. The “income approach”, for example, relies upon projections of future cash flows and estimations of appropriate discount rates to determine present value. Throughout 2006, our actual operating results increased when compared to comparable prior periods, and correspondingly our projections of future revenues and expenses evolved as this information and other relevant factors were considered in our projections. Moreover, the perceived risk of our projected cash flows has changed over time as we have developed a track record of growing our business substantially consistent with our long-term plan.

The “market approach” relies upon market-based evidence of how the market values companies identified as comparable to ours. Over time, the observed market evidence with respect to these comparable companies has changed. In addition, our growth prospects, risk attributes, and other relevant factors have also changed, which affects the selection of an appropriate valuation multiple applicable to our business. These factors have been considered and reflected in the valuation analysis performed by our independent valuation specialist.

Finally, as we have moved closer toward the filing of an initial public offering, the perceived liquidity of our common stock has increased. In other words, although we are still a privately held company without an active market for our shares, the increased likelihood of a future event (i.e., the initial public offering) whereby our shareholders would achieve liquidity, decreases any appropriate discounts for lack of marketability that would otherwise apply absent a potential initial public offering.

Since December 2003, when we began to grant stock options, the fair value of our common stock has increased at each measurement date. As described above, these increases are a reflection of a number of factors that, generally, reflect (a) decreased risk with respect to the achievability of our future projected cash flows as we have achieved a track record of growing our business substantially in line with our long-term plan and (b) increased perceived liquidity in our common stock as the potential for an initial public offering becomes more likely.

We follow the fair-value method of accounting for stock options under SFAS No. 123(R) to account for the 2003 Stock Option and Stock Incentive Plan, or the 2003 Stock Incentive Plan. Stock-based employee compensation is reflected in the statement of operations. All options granted under the 2003 Stock Incentive Plan have an exercise price equal to the market value of the underlying common stock on the date of the grant. No stock options have been issued to contractors. The following table shows the fair value of one share of our common stock on each stock option grant date during the nine months ended September 30, 2006:

Grant Date	Number of Stock Options Issued	Weighted Average Fair Value of One Share of Common Stock

First Quarter 2006	920,825	$1.17
Second Quarter 2006	397,500	$1.33
Third Quarter 2006	258,650	$2.56

Total	1,576,975

For purposes of this disclosure, the fair value of each option granted during the nine months ended September 30, 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected life	10 years
Risk-free interest rate range	4.7%–5.1%
Expected dividends	0.0%
Volatility	34.4%–41.6%

Our volatility assumption has evolved over time. As a non-liquid start-up, we determined that the use of a broad index fund which included companies similar to us was acceptable. During this timeframe leading up to 2006, our volatility assumption was updated quarterly based upon historical prices of the Fidelity Select Telecommunications “FSTCX” index fund.

Beginning in 2006, as we began moving closer to an initial public offering, a new method for estimating volatility was adopted. This method focuses specifically on the simple average volatility of three telecommunication companies that share similar business characteristics. The simple average volatility of the three companies selected range from 34.4% at the beginning of 2006 to 41.6% at the end of the year.

Legal Contingencies

We are currently involved in various claims and legal proceedings. We review the status of each significant matter quarterly and assess our financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

See “Risk Factors” for certain matters that may bear on our future results of operations.

Results of Operations

The following table sets forth our results of operations for the year ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006:

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
	(In thousands)
Statements of Operations
Revenue	$—	$3,439	$27,962	$18,177	$37,864

Operating Expense:
Cost of revenue	13	2,027	11,349	7,467	14,621
Operations	155	2,704	8,189	5,868	8,150
Depreciation and amortization	2	655	3,141	2,011	4,464
Sales and marketing	69	775	1,360	991	1,149
General and administrative	449	2,310	3,053	2,361	2,785

Total operating expense	688	8,471	27,092	18,698	31,169

Income (Loss) From Operations:	(688)	(5,032)	870	(521)	6,695
Other (Income) Expense:
Interest expense	8	276	843	594	849
Interest income	(6)	(69)	(170)	(140)	(556)
Other income	—	—	(11)	—	—

Total other expense	2	207	662	454	293

Income (Loss) Before Income Taxes	(690)	(5,239)	208	(975)	6,402
Provision For Income Taxes	—	—	—	—	157

Net Income (Loss)	$(690)	$(5,239)	$208	$(975)	$6,245

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Revenue. Revenue increased from $18.2 million in the nine months ended September 30, 2005 to $37.9 million in the nine months ended September 30, 2006, or an increase of 108.3%. The increase in revenue was due to an increase of minutes of use from 6.4 billion minutes of use in the nine months ended September 30, 2005 to 17.4 billion minutes of use in the nine months ended September 30, 2006, or an increase of 170.5%.

The number of markets in which we operate increased from ten in the nine months ended September 30, 2005 to 17 in the nine months ended September 30, 2006. The average fee per minute decreased from $0.0028 in the nine months ended September 30, 2005 to $0.0022 in the nine months ended September 30, 2006, or a decrease of 23.0%. The decrease resulted from us entering six new markets where the market rate offered by the ILECs were lower than our then average market rate, causing us to enter into contracts with our customers at competitively lower rates than in markets where we had already been in operation.

In early 2005, SBC Communications, Inc. or SBC, announced an agreement to acquire AT&T. As a result of this transaction, beginning in the second quarter of 2006, the combined SBC and AT&T entity began reducing the amount of minutes of use processed by us. Although we are not currently aware of any merger or acquisition agreements that may have a negative effect upon our future revenue, it is likely that industry consolidation will continue to occur. Our ability to grow in the future could be adversely affected by greater industry consolidation.

Operating Expenses. Operating expenses increased from $18.7 million in the nine months ended September 30, 2005 to $31.2 million in the nine months ended September 30, 2006, or 82.3% of revenue. The components making up operating expenses are discussed further below.

Costs of Revenue.    Costs of revenue increased from $7.5 million in the nine months ended September 30, 2005, or 41.1% of revenue, to $14.6 million in the nine months ended September 30, 2006, or 38.6% of revenue. The increase in our costs of revenue resulted from an increase of $7.0 million in recurring network costs, due to the increase in the number of switch locations we connect, from 286 switch locations at September 30, 2005 to 473 switch locations at September 30, 2006, and a decrease of $0.2 million in non-recurring costs, as only 140 new switch locations were connected in the nine months ended September 30, 2006 compared with 187 new switch locations connected in the nine months ended September 30, 2005. Cost of revenue also increased due to an increase of $0.3 million in our switch related costs primarily made up of increased facility rent and utilities costs in our 14 locations at the end of September 30, 2006 compared to ten locations at September 30, 2005.

Operations Expenses.    Operations expenses increased from $5.9 million in the nine months ended September 30, 2005, or 32.3% of revenue, to $8.2 million in the nine months ended September 30, 2006, or 21.5% of revenue. The increase in our operations expenses resulted from an increase in payroll and benefits of $1.2 million, due to an increase in the number of switch location personnel as well as individuals located at our corporate office who are directly responsible for maintaining and expanding our switch network and an increase of $1.1 million related to property tax, insurance, maintenance and supplies for the new switch locations.

Depreciation and Amortization Expense.    Depreciation and amortization expense increased from $2.0 million in the nine months ended September 30, 2005, or 11.1% of revenue, to $4.5 million in the nine months ended September 30, 2006, or 11.8% of revenue. The increase in our depreciation and amortization expense resulted from capital expenditures of $10.7 million primarily related to the expansion of switch capacity in existing markets and the installation of switch capacity in new markets.

Sales and Marketing Expense.    Sales and marketing expense increased from $1.0 million in the nine months ended September 30, 2005, or 5.5% of revenue, to $1.1 million in the nine months ended September 30, 2006, or 3.0% of revenue. The increase in our sales and marketing expense is due our hiring of an additional employee.

General and Administrative Expense.    General and administrative expense increased from $2.4 million in the nine months ended September 30, 2005, or 13.0% of revenue, to $2.8 million in the nine months ended September 30, 2006, or 7.4% of revenue. The increase in our general and administrative expense is due to an increase in salaries and benefits resulting from hiring additional employees.

Other (Income) Expense.    Other expense decreased from $0.5 million in the nine months ended September 30, 2005 to $0.3 million in the nine months ended September 30, 2006, or 0.8% of revenue. The decrease in our other expense resulted from a $0.3 million increase in our interest expense related to our increase in borrowings under our facility with an affiliate of Western Technology Investment, which was off-set by an increase of $0.4 million in interest income from higher average balances in our short term investments.

Provision for Income Taxes.    Provision of income taxes increased from zero in the nine months ended September 30, 2005 to $0.2 million in the nine months ended September 30, 2006, or 0.4% of revenue.

Fiscal Year Ended December 31, 2005 Compared to the Fiscal Year Ended December 31, 2004

Revenue.    Revenue increased from $3.4 million in the year ended December 31, 2004 to $28.0 million in the year ended December 31, 2005, or an increase of 713.1%. The increase in revenue was due to an increase of minutes of use from 1.0 billion minutes processed in the year ended December 31, 2004 to 10.4 billion minutes processed in the year ended December 31, 2005, or an increase of 920.4%.

The number of markets in which we operate increased from four in the year ended December 31, 2004 to 14 in the year ended December 31, 2005. The average fee per minute decreased from $0.0034 in the year ended

December 31, 2004 to $0.0027 in the year ended December 31, 2005, or a decrease of 20%. The decrease resulted from us entering 10 new markets where the market rate offered by the ILECs were lower than our then average market rate causing us to enter into contracts with our customers at competitively lower rates.

In early 2005, the Michigan Public Service Commission revised the maximum allowable rate that an ILEC could charge for transit service based upon AT&T’s (previously SBC Communications, Inc.) total element long run incremental cost, or TELRIC, which was significantly below the rate charged by AT&T. This decision decreased our average rate per minute in Michigan from $0.0035 at the beginning of the year to an average rate per minute of $0.0011 at the end of 2005. To the extent future ILEC transit rates may be reduced in our other switch locations, our revenues may be adversely affected.

Operating Expenses.    Operating expenses increased from $8.5 million in the year ended December 31, 2004 to $27.1 million in the year ended December 31, 2005, or 96.9% of revenue. The components making up operating expenses are discussed further below.

Costs of Revenue.    Costs of revenue increased from $2.0 million in the year ended December 31, 2004, or 58.9% of revenue, to $11.3 million in the year ended December 31, 2005, or 40.6% of revenue. The increase in our costs of revenue resulted from an increase of $6.8 million in recurring network costs, due to the increase in the number of switch locations we connect, from 99 switch locations at December 31, 2004 to 333 switch locations at December 31, 2005, and a increase of $0.9 million in non-recurring costs, as only 99 new switch locations were connected in the year ended December 31, 2004 compared with 234 new switch locations connected in the year ended December 31, 2005. Cost of revenue also increased due to an increase of $1.6 million in our switch related costs primarily made up of increased facility rent and utilities costs in our 14 locations at the end of December 31, 2005 compared to four locations at December 31, 2004.

Operations Expenses.    Operations expenses increased from $2.7 million in the year ended December 31, 2004, or 78.6% of revenue, to $8.2 million in the year ended December 31, 2005, or 29.3% of revenue. The increase in our operations expenses resulted from an increase in payroll and benefits of $3.8 million, due to an increase in the number of switch location personnel as well as individuals located at our corporate office who are directly responsible for maintaining and expanding our switch network, an increase of $0.8 million associated with the implementation of new computer software and an increase of $0.9 million related to property tax, insurance, maintenance and supplies.

Depreciation and Amortization Expense.    Depreciation and amortization expense increased from $0.1 million in the year ended December 31, 2004, or 19.0% of revenue, to $3.1 million in the year ended December 31, 2005, or 11.2% of revenue. The increase in our depreciation and amortization expense resulted from capital expenditures of $14.0 million primarily related to the expansion of switch capacity in existing markets and the installation of switch capacity in new markets.

Sales and Marketing Expense.    Sales and marketing expense increased from $0.8 million in the year ended December 31, 2004, or 22.5% of revenue, to $1.4 million in the year ended December 31, 2005, or 4.9% of revenue. The increase in our sales and marketing expense is due to an increase in the size of our sales and marketing department with the addition of three individuals in the year ended December 31, 2005.

General and Administrative Expense.    General and administrative expense increased from $2.3 million in the year ended December 31, 2004, or 67.2% of revenue, to $3.1 million in the year ended December 31, 2005, or 10.9% of revenue. The increase in our general and administrative expense is due to an increase in salaries and benefits from the addition of new employees and higher corporate facility rent as we moved to a larger corporate office in late 2004 to accommodate business growth.

Other (Income) Expense.    Other expense increased from $0.2 million in the year ended December 31, 2004 to $0.7 million in the year ended December 31, 2005, or 2.4% of revenue. The increase in our other expense resulted from a $0.6 million increase in our interest expense related to increased borrowings under our facility with an affiliate of Western Technology Investment, which was partially off-set by $0.1 million in interest income from higher average balances in our short term investments.

Provision for Income Taxes.    There were no income tax provisions in the years ended December 31, 2004 and 2005 as a result of our net operating losses.

Fiscal Year Ended December 31, 2004 Compared to the Fiscal Year Ended December 31, 2003

Revenue.    Revenue increased from zero in the year ended December 31, 2003 to $3.4 million in the year ended December 31, 2004. The increase in revenue was due to the start up of our business in February 2004 which resulted in an increase of minutes processed from no minutes processed in the year ended December 31, 2003 to 1.0 billion minutes processed in the year ended December 31, 2004. We began processing minutes of use in February 2004 and at December 31, 2004 had four operating switch locations. The average fee per minute in the year ended December 31, 2004 was $0.0034.

Operating Expenses.    Operating expenses increased from $0.7 million in the year ended December 31, 2003 to $8.5 million in the year ended December 31, 2004, or 246.3% of revenue. The components making up operating expenses are discussed further below.

Costs of Revenue.    Costs of revenue increased from less than $0.1 million in the year ended December 31, 2003 to $2.0 million in the year ended December 31, 2004, or 58.9% of revenue. The increase in our costs of revenue resulted from an increase of $1.0 million in recurring network costs, due to the increase in the number of switch locations we connect, from zero switch locations at December 31, 2003 to 99 switch locations at December 31, 2004, and an increase of $0.3 million in non-recurring costs, as no new switch locations were connected in the year ended December 31, 2003 compared with 99 new switch locations connected in the year ended December 31, 2004. Cost of revenue also increased due to an increase of $0.7 million in our switch related costs primarily made up of increased facility rent and utilities costs in our one location at the end of December 31, 2003 compared to four locations at December 31, 2004.

Operations Expenses.    Operations expenses increased from $0.2 million in the year ended December 31, 2003 to $2.7 million in the year ended December 31, 2004, or 78.6% of revenue. The increase in our operations expenses resulted from an increase in payroll and benefits of $1.8 million, due to an increase in the number of switch location personnel as well as individuals located at our corporate office who are directly responsible for maintaining and expanding our switch network, and an increase of $0.7 million in supplies, repairs and maintenance and temporary labor.

Depreciation and Amortization Expense.    Depreciation and amortization expense increased from less than $0.1 million in the year ended December 31, 2003 to $0.7 million in the year ended December 31, 2004, or 19.0% of revenue. We did not have any significant fixed assets in the year ended December 31, 2003 and therefore the increase in our depreciation and amortization expense resulted primarily from $8.1 million in capital expenditures related to the addition of switch capacity in new markets.

Sales and Marketing Expense.    Sales and marketing expense increased from less than $0.1 million in the year ended December 31, 2003 to $0.8 million in the year ended December 31, 2004, or 22.5% of revenue. The increase in our sales and marketing expense is due to an increase in the size of our sales and marketing department with the addition of four individuals in the year ended December 31, 2004.

General and Administrative Expense.    General and administrative expense increased from $0.4 million in the year ended December 31, 2003 to $2.3 million in the year ended December 31, 2004, or 67.2% of revenue. The increase in our general and administrative expense is due to an increase in salaries and benefits from the addition of new management and administrative employees.

Other (Income) Expense.    Other expense increased from less than $0.1 million in the year ended December 31, 2003 to $0.2 million in the year ended December 31, 2004. The increase in our other expense resulted from a $0.3 million increase in our interest expense related to our increase in borrowings under our facility with an affiliate of Western Technology Investment, which was partially off-set by $0.1 million in interest income from higher average balances in our short term investments.

Provision for Income Taxes.    There was no income tax provision in the years ended December 31, 2003 and 2004 as a result of our net operating losses.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash provided by operations, the sale and issuance of equity, and borrowings under our credit facility. Our principal uses of cash have been capital expenditures for switch equipment, working capital and debt service requirements. We anticipate that our principal uses of cash in the future will be facility expansion, capital expenditures for switch equipment and working capital.

Our capital expenditures of $1.3 million, $8.1 million and $14.0 million in the years ended December 31, 2003, 2004 and 2005, respectively, and $12.5 million and $10.7 million in the nine month periods ended September 30, 2005 and 2006, respectively, related primarily to the installation of switching equipment in existing and new locations. We expect to incur approximately $21.4 million of capital expenditures related to the installation of switching equipment in 2007.

Working capital increased from $3.1 million at September 30, 2005 to $14.7 million at September 30, 2006. The increase in working capital at September 30, 2006 is due to the equity financing completed in February 2006 in which we received $12.0 million of proceeds and additional borrowings of $7.5 million under our credit facility with an affiliate of Western Technology Investment. We borrowed the remaining $2.5 million in December 2006 under our credit facility. Working capital decreased from $6.1 million at December 31, 2004 to $3.7 million at December 31, 2005. The decline in working capital in 2005 is primarily due to our investment in switch equipment and an increase in both accrued expenses and the current portion of long-term debt.

Cash, cash equivalents and short-term investments increased from $6.7 million at September 30, 2005 to $20.9 million at September 30, 2006. The increase in cash, cash equivalents and short-term investments at September 30, 2006 is due to the equity financing completed in February 2006, increased borrowings under our credit facility and cash flows from operations, partially offset by cash used to finance capital expenditures for switch equipment and reduce other debt obligations.

We believe that cash flow from operating activities together with available borrowings under our credit agreement will be sufficient to fund our operations for the next twelve months. We regularly review acquisitions and additional strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements or understandings with respect to any acquisitions or strategic opportunities.

Discussion of Cash Flows

The following table sets forth components of our cash flow for the following periods:

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
	(In thousands)
Cash flows from operating activities	($ 623)	($ 4,572)	$ 2,147	$ 962	$ 8,969
Cash flows from investing activities	($7,886)	($10,030)	($10,240)	($10,379)	($ 6,328)
Cash flows from financing activities	$8,591	$14,719	$ 9,185	$ 9,774	$16,971

Cash flows from operating activities

Our largest source of operating cash flows is payments from customers which are generally received between 45 to 50 days following the end of the billing month. Our primary uses of cash from operating activities are for personnel related expenditures, facility and switch maintenance costs.

Cash provided by operations for the nine months ended September 30, 2006 was attributable to net income of $6.2 million plus non-cash charges, primarily amortization and depreciation, of $4.8 million, and $2.9 million due to an increase in accounts payable and accrued liabilities, $3.8 million due to an increase in accounts receivable and $1.1 million due to an increase in other current assets. Cash provided by operations for the nine months ended September 30, 2005 was attributable to a net loss of $1.0 million, plus non-cash charges, primarily amortization and depreciation of $2.1 million, and $2.3 million due to an increase in accounts payable, accrued liabilities and noncurrent liabilities, less $2.4 million due to an increase in accounts receivable. Cash provided by operations for the year ended December 31, 2005 was attributable to net income of $0.2 million, plus non-cash charges, primarily amortization and depreciation, of $3.2 million, and an increase in accounts payable and accrued liabilities of $2.1 million, which was partially offset by an increase in accounts receivable of $3.6 million. Cash used by operating activities for the year ended December 31, 2004 was attributable to a net loss of $5.2 million, which reflected our start up of operations, plus $0.8 million of non-cash charges, primarily amortization and depreciation, an increase of $1.6 million in accounts payable and accrued liabilities, less an increase in accounts receivable of $1.0 million, due to increased monthly billings, an increase of $0.2 million in other assets and $0.5 million in noncurrent assets. For the year ended December 31, 2003, cash used by operating activities consisted of our net loss of $0.7 million, less a $0.1 million increase in accrued liabilities.

Cash flows from investing activities

The changes in cash flows from investing activities primarily relate to purchases of switch equipment and the timing of purchases and maturities of short-term investments. We also use cash to support letters of credit required by certain facility landlords and other vendors.

Cash used in investing activities for the nine months ended September 30, 2006 was $6.3 million. We invested $10.7 million in the purchase of switch equipment, offset by a decrease in short-term investments of $4.5 million. Cash used in investing activities for the nine months ended September 30, 2005 was $10.4 million. We invested $12.5 million in the purchase of switch equipment, offset by a decrease in short-term investments of $2.1 million. Cash used in investing activities for the year ended December 31, 2005 was $10.2 million. We invested $14.0 million in the purchase of switch equipment, offset by a decrease in short-term investments of $3.8 million. Cash used in investing activities for the year ended December 31, 2004 was $10.0 million. We invested $8.1 million in the purchase of switch equipment and supported $0.3 million of letters of credit, required to secure certain facility leases and other obligations, and increased our short-term investments by $1.6 million. Cash used in investing activities for the year ended December 31, 2003 was $7.9 million. We invested $1.3 million in the purchase of switch equipment in addition to increasing our short-term investments by $6.6 million.

Cash flows from financing activities

The changes in cash flows from financing activities primarily relate to equity financing, borrowings and payments under our debt obligations.

We generated cash flow from financing activities in the nine months ended September 30, 2006 of $17.0 million primarily as a result of $11.9 million in net proceeds from the issuance of preferred shares and $7.5 million in borrowing under our credit facility from an affiliate of Western Technology Investment. These proceeds were partially offset by our repayment of $2.5 million of principal on our outstanding debt. We generated cash flow from financing activities in the nine months ended September 30, 2005 of $9.8 million primarily as a result of $8.5 million in net proceeds from the issuance of preferred shares and $2.8 million in borrowing under our credit facility. These proceeds were partially offset by our repayment of $1.4 million of principal on our outstanding debt. We generated cash flow from financing activities in the year ended December 31, 2005 of $9.2 million primarily as a result of $8.5 million in net proceeds from the issuance of preferred shares and $2.8 million in borrowing under our credit facility. These proceeds were partially offset by our repayment of $2.0 million of principal on our outstanding debt. We generated cash flow from financing activities in the year ended December 31, 2004 of $14.7 million primarily as a result of $8.6 million in net proceeds from the issuance of preferred shares and $6.8 million in borrowing under our credit facility. These proceeds were partially offset by our repayment of $0.7 million of principal on our outstanding debt. We generated cash flow from financing activities in the year ended December 31, 2003 of $8.6 million as a result of net proceeds from the issuance of preferred shares.

Contractual Cash Obligations

The following table represents a summary of our estimated future payments under contractual cash obligations as of September 30, 2006. Changes in our business needs, cancellation provisions, changing interest rates and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments. There have been no significant developments with respect to our contractual cash obligations since September 30, 2006.

	Payments due by period
Contractual Cash Obligations	Total	Current	2-3 years	4-5 years	More than 5 years
	(In thousands)
Principal payments on long-term debt	$11,874	$6,071	$5,803	$—	$—
Interest payments on long-term debt	2,957	1,278	1,679	—	—
Operating leases	16,193	636	5,058	5,246	5,253

Total	$31,024	$7,985	$12,540	$5,246	$5,253

Debt and Credit Facilities

We have an equipment loan and security agreement with an affiliate of Western Technology Investment, which provides us with up to $19.5 million in available credit. This credit facility matures in several installments, beginning in May 2007 and ending in March 2010. As of September 30, 2006 we had approximately $11.6 million outstanding under this credit facility. Loans bear interest at prime plus between 1.25% and 3.005% and there is a terminal payment of between 8.14% and 9.6% of the original amount borrowed. The average interest rate of this credit facility, including all balloon payments, was 11.4%, 13.6% and 14.0% for the years ended December 31, 2004, 2005 and for the nine months ended September 30, 2006, respectively. Our obligations under the credit facility are secured by a lien on substantially all of our assets and specified equipment.

Under the terms of the credit facility, we must comply with certain negative covenants that limit our ability to declare or pay dividends, incur additional indebtedness, incur liens, dispose of significant assets, make acquisitions or significantly change the nature of our business without the permission of the lender. As of September 30, 2006, we were in compliance with all of the covenants under the agreement.

Additionally, in accordance with the terms of the credit facility, we issued warrants to the note holders to purchase 402,236 shares of our preferred stock for a weighted average price of $2.55 per share. The warrants are exercisable at any time up to eight years after their issuance. No warrants had been exercised at September 30, 2006. The fair value of these warrants, as calculated using the Black-Scholes method, was estimated at $182,000, $206,000 and $460,000 at December 31, 2004, 2005 and at September 30, 2006, respectively and has been reflected as a reduction of the carrying amount of the note and is being accreted over the term of the note. The charge to interest expense in the nine months ended September 30, 2005 and 2006 were $45,000 and $82,000 and for the years ended December 31, 2003, 2004 and 2005 were $0, $18,000 and $68,000, respectively.

Letters of Credit

We use cash collateralized letters of credit issued by LaSalle Bank N.A. to secure certain facility leases and other obligations. At September 30, 2006 there was $360,500 of restricted cash used as collateral for $305,000 in letters of credit outstanding.

Effect of Inflation

Inflation generally affects us by increasing our cost of labor and equipment. We do not believe that inflation had any material effect on our results of operations during the nine month periods ended September 30, 2005 and September 30, 2006 or the years ended December 31, 2003, 2004 and 2005.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board, or FASB, issued SFAS 154, Accounting Changes and Error Correction. SFAS 154 requires retrospective application to prior-period financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will comply with the pronouncement as required.

In June 2006, the FASB issued FASB Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We have not yet determined the impact, if any, that the adoption of FIN 48 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We have not yet determined the impact, if any, that the adoption of SFAS 157 will have on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin, or SAB, No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 provides guidance on how the effects of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for financial statements issued for fiscal years beginning after November 15, 2006. We are not aware of any misstatements that would have a material impact on our consolidated financial statements.

Qualitative and Quantitative Disclosure about Market Risk

Interest rate exposure

We invest our excess cash in short-term high-grade commercial paper whose carrying values approximate market. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value of our short-term investments as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates fell by 10% in the nine months ended September 30, 2006, our interest income would have declined by approximately $56,000. Assuming an average investment level in short-term interest bearing securities of $16.0 million, which approximates the average amount invested in these securities during the nine months ended September 30, 2006, a one-percentage point decrease in the applicable interest rate would result in a $120,000 decrease in interest income.

BUSINESS

Our Company

We are a leading provider of tandem interconnection services to competitive carriers, including wireless, wireline, cable telephony and VoIP companies. Competitive carriers use tandem switches to interconnect and exchange traffic between their networks without the need to establish direct switch-to-switch connections. Prior to the introduction of our service, the principal method for competitive carriers to exchange traffic was through the use of the incumbent local exchange carriers’, or ILECs, tandem switches. Under interpretations of the Telecommunications Act, ILECs are required to provide tandem switching to competitive carriers pursuant to prescribed rates established by regulatory authorities. Our solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem.

The proliferation of competitive carriers over the past decade and their capture of an increasing share of subscribers has shifted a greater amount of intercarrier traffic to ILEC tandem switches and amplified the complexity of carrier interconnections. This has resulted in additional traffic loading of ILEC tandems, lower service quality and substantial costs incurred by competitive carriers for interconnection. A loss of ILEC market share to competitive carriers has escalated competitive tensions and resulted in an increased demand for tandem switching.

We founded our company to solve these interconnection problems and better facilitate the exchange of traffic among competitive carriers. By utilizing our managed tandem solution, our customers benefit from a simplified interconnection network solution which reduces costs, increases network reliability, decreases competitive tension and adds network diversity and redundancy. Since the launch of our service in 2004, we believe we have established the largest network of tandem switches serving as neutral interconnection points for voice traffic between competitive carriers in the United States.

We have 56 signed agreements with major competitive carriers and operate in 33 markets. Currently, we provide service to leading competitive carriers in the United States, including wireless carriers such as Sprint Nextel Corp., T-Mobile USA, Inc., MetroPCS Wireless Inc., U.S. Cellular Corporation and Cingular Wireless LLC; cable companies such as Cablevision Systems Corporation, Comcast Cable Communications, Inc., RCN Corporation and Cox Communications Inc.; wireline carriers such as AT&T, McLeod USA Inc., MCI/Verizon Business, Level 3 Communications Inc. and XO Communications Inc.; and VoIP providers such as Vonage Holdings Corp., Broadvox Carrier Services, LLC, Voex Inc. and Reynwood Communications Inc. Our network currently carries approximately 2.5 billion minutes of traffic per month and is capable of terminating calls to over 151 million assigned telephone numbers. As the telecommunications market share continues to shift from traditional ILEC access lines to competitive carriers, we believe we will have access to an expanding market. We believe that our neutral tandem network and its size and scale will provide us with opportunities to enter new markets, increase market share with current customers and attract new customers.

Since commencing service in February 2004, we have grown rapidly, generating revenue of approximately $28.0 million in fiscal 2005. During the nine months ended September 30, 2006, we increased revenue to $37.9 million, an increase of 108% compared to the nine months ended September 30, 2005, and net income was approximately $6.2 million.

Our Industry

In recent years, a wide array of new services and technologies has emerged as competitive alternatives to ILEC services for consumer and enterprise telephony. The increasingly diverse market now includes wireless, cable telephony, wireline and VoIP companies. As these competitive carriers have expanded their customer base, the amount of traffic exchanged between them has also increased and is expected to grow in the future. For example:

•	IDC Research estimates that the number of wireless subscribers in the U.S. is expected to grow from 203.9 million as of year end 2005 to over 262.5 million as of year end 2010, representing a compounded annual growth rate, or CAGR, of 5.2% (IDC, March 2006, U.S. Wireless Consumer 2006-2010 Forecast: Ways Around the Walls Ahead).

•	CTIA reported that U.S. wireless minutes of use exceeded 850 billion in the first half of 2006, representing a 27% increase compared to the same period in 2005 (CTIA, 2006, CTIA’s Semi-Annual Wireless Industry Survey).
•	IDC Research estimates that the number of cable telephony and VoIP subscribers in the U.S. is expected to grow from 4.2 million as of year-end 2005 to approximately 44.0 million by the end of 2010, representing a CAGR of approximately 60% (IDC, May 2006, U.S. Residential VoIP Services 2006-2010 Forecast and Analysis: Where There Is Smoke, Is There Fire?).
•	Total ILEC access lines declined by 6.2 million to 160.9 million during the 2005 calendar year, representing a 3.7% decrease from access lines at year-end 2004 (FCC, Local Telephone Competition: Status as of December 31, 2005).

According to the Local Exchange Routing Guide, or LERG, an industry standard guide used by carriers, there are approximately 1.4 billion telephone numbers assigned to carriers in North America. Our services are principally targeted to address the estimated 722 million, or 52% of the total 1.4 billion, telephone numbers assigned to competitive carriers.

Prior to the introduction of our services, competitive carriers had two alternatives for exchanging traffic between their networks. The two alternatives were interconnecting to the ILEC tandems or directly connecting individual switches, commonly referred to as “direct connects.” Given the cost and complexity of establishing direct connects, competitive carriers resorted to utilizing the ILEC tandem as the primary method of exchanging traffic. The ILECs often required competitive carriers to interconnect to multiple ILEC tandems with each tandem serving a restricted geographic area. In addition, as the competitive telecommunications market grew, the process of establishing interconnections at multiple ILEC tandems became increasingly difficult to manage and maintain, causing delays and inhibiting competitive carrier growth and the purchase of ILEC tandem services became an increasingly significant component of a competitive carrier’s costs.

Growth in intercarrier traffic switched through ILEC tandems has created switch capacity shortages known in the industry as ILEC “tandem exhaust,” where overloaded ILEC tandems become a bottleneck for competitive carriers. This has increased call blocking and given rise to service quality issues for competitive carriers. With the introduction of our services, we believe we became the first carrier to provide alternative tandem services capable of alleviating the ILEC tandem exhaust problem.

The following diagrams illustrate interconnecting via the ILEC tandem networks and an example of interconnecting via our managed tandem network.

The second alternative exchanging traffic, prior to us, was by directly connecting competitive carrier switches to each other. Implementing direct switch-to-switch network connections between all competitive switches in a market is very challenging. For example, in order to completely bypass the ILEC tandem network, a market with 100 competitive switches would require 9,900 direct one-way switch-to- switch connections. The capital and operating expense requirements, complexity and management challenges of establishing and maintaining direct connections generally makes them uneconomical for all but the highest traffic switch combinations and an impractical network-wide solution.

Competitive carriers are also interested in ways to reduce the risk of network failure. The Recommendations of the Independent Panel Reviewing the Impact of Hurricane Katrina on Communications Networks, which was prepared for the FCC, noted the need for tandem diversity. The panel highlighted that the impact of an ILEC tandem failure due to the failure of routing paths into tandems in New Orleans in August 2005 led to the inability of local carriers to exchange and complete calls and the inability of long distance calls to enter or leave areas served by the tandem.

Our solutions help minimize these network failures and interconnection problems by offering physically diverse tandem switching facilities and transmission paths that increase network reliability. We also simplify the ordering, provisioning and capacity management requirements of our customers, and seek to leverage our extensive interconnection network and proprietary technology to capitalize on the growth of intercarrier traffic.

Our Services

Our services allow competitive carriers to exchange traffic between their networks without using an ILEC tandem or establishing direct connections. Each competitive carrier that connects to our network generally gains access to all other competitive carriers’ switches connected to our network.

Once connected to our network, carriers can route their traffic to other destinations (telephone numbers) that are addressable by our network. We charge on a per-minute basis for traffic switched by our network. We have an established system for monitoring and tracking customer traffic volumes, and have historically been able to predict these volumes with relative accuracy. Our customers typically use our services for all, or the majority of, their tandem switching needs if our network connects to the desired final destination. In addition, our customers provide us with forecasts of future traffic levels. Together, this system of predicting traffic volumes for both existing and new customers allows us to reasonably estimate future revenue streams.

As a core component of our service offering, we actively manage network capacity between our tandem switches and customers’ switches, which results in improved network quality and reduced call blocking. By constantly monitoring traffic levels and projecting anticipated growth in traffic, we are generally able to provide on a timely basis additional circuits between customer switches and our network to meet increased demand. This feature saves competitive carriers substantial time and effort in managing their interconnection network, improves their customers’ experience, reduces trouble tickets and allows them to focus more on their core business. We are not aware of any other company that provides a managed tandem service which includes active management of capacity to and from the tandem.

We use proprietary software tools (many of which are patent-pending) to manage and track routing combinations associated with hundreds of millions of telephone numbers. Our services include ongoing customer notification of new routing options that become available as we add new customers to our network or enter new markets. We also provide our customers with invoices, management reports and call detail records in paper and electronic formats along with monthly savings summary reports. ILECs do not currently provide customers with many of these value-added services.

Our managed tandem network includes technologically advanced IP and Time Division Multiplexing, or TDM, switching platforms linked together by an IP backbone. Our network is capable of automatically switching IP-originated or conventional TDM traffic to terminating carriers using either protocol. We support IP-to-IP, IP-to-TDM, TDM-to-IP and TDM-to-TDM traffic with appropriate protocol conversion and gateway functionality.

Our network currently connects 580 unique competitive carrier switches, creating up to 335,820 unique switch-to-switch routes serving 151 million telephone numbers assigned to these carriers. In the quarter ended September 30, 2006, our network carried approximately 2.5 billion minutes of traffic per month.

Our Strengths

We believe the following strengths differentiate us and position us for continued growth.

•	Market Leading Position. We believe we have built the largest neutral tandem network in the United States. By being “first-to-market” in the metropolitan areas we serve, we have built significant scale for carrier interconnections and access to terminating telephone numbers. We provide service in 33 markets and have become an integral part of many of our customers’ networks, gaining significant industry knowledge of how they manage and engineer interconnections.

•	Strong “Network Effect.” The value of our service offering increases with the number of carriers connected to our network. The addition of each new customer to our network allows the new customer to route traffic to all of our existing customers and allows all of our existing customers to route traffic to the new customer. The “network effect” of adding an additional customer to our platform creates a significant opportunity for existing customers to realize incremental savings by increasing the volume of traffic switched by our tandem network.

According to Metcalf’s law, the “value” or “power” of a network increases in proportion to the square of the number of nodes (interconnected switches) on the network. For example, we currently interconnect 580 competitive switches, which provides a possible 335,820 revenue opportunities for us and savings opportunities for our customers. The 581st interconnection will potentially add up to 1,160 new revenue opportunities for us and savings opportunities for our existing customers.

•	Network-Neutral Position. Unlike the ILECs, we are positioned as a neutral, third party tandem service provider and generally do not directly compete with our customers. Therefore, we do not have the competitive tensions and conflicts of interest of an ILEC in providing tandem interconnection services. We believe any new entrant would need to match our position of neutrality in order to compete effectively with us.

•	Large and Growing Market. The continuing shift of telecommunications traffic away from conventional ILEC phone lines to the wireless, VoIP, cable telephony and other wireline segments, provides opportunities for us to continue to expand our business. ILEC access lines declined by 6.2 million to 160.9 million during the 2005 calendar year, representing a 3.7% decrease from access lines at year-end 2004 (FCC, Local Telephone Connection status as of December 21, 2005). During the same period, wireless subscribers grew by 22.6 million and VoIP and cable telephony lines grew by an estimated 3.6 million. Our tandem network was designed to serve the interconnection needs of these rapidly growing segments of the communications market, and since the initiation of our service in 2004, we feel we have built strong relationships with a majority of the leading carriers in these segments, which we believe provides opportunities for us to grow with our customers.

•	Adaptable Technology and Proprietary Software Tools. Our switching architecture utilizes platforms manufactured by Sonus Networks, Inc. and Nortel Networks Corp. We have deployed a full suite of Sonus Networks’ IMS (IP Multimedia Subsystem)-ready solutions which enables us to interconnect to customers on either a TDM or IP interface. In addition, we support both conventional SS7 and Session Initiation Protocol, or SIP, call routing.

Patent-pending proprietary software tools help us to manage the complicated routing scenarios required to terminate traffic to hundreds of millions of telephone numbers and support our network. The software allows us to quickly identify new routing opportunities between carriers and to help optimize our customers’ interconnection costs, which leads to improved customer service.

We believe the adaptability and flexibility of our technology enables us to provide more robust service offerings, to interconnect a wider range of traffic types and to adapt our service offerings more efficiently than the ILECs, which predominantly employ legacy Class 4 TDM-only circuit switching technology for tandem switching.

•	Experienced Management Team. We have an experienced management team committed to expanding our position as a leading provider of neutral tandem services. Our senior management has an average of

20 years of industry experience at companies such as AT&T, Comcast Cable Communications, Inc., Focal Communications Corporation (now part of Level 3 Communications Inc.) and MCI (now part of Verizon).

Our Strategy

Our strategy is focused on expanding our business by increasing the share of telecommunications traffic that our tandem network can serve. Expanding our share of telecommunications traffic increases the value of our network to our customers and enables us to capture a larger share of total telecommunications revenue. Key elements of our expansion strategy include:

•	Broaden our geographic presence. Our managed tandem services are currently available in 33 markets, serving 151 million assigned telephone numbers out of a potential addressable market of 322 million telephone numbers assigned to competitive carriers in these 33 markets. We plan to broaden our geographic presence in 2007 to include an additional 18 markets. After completing the planned expansion, we estimate that, based upon information published in the LERG, our potential addressable market opportunity will include over 400 million telephone numbers assigned to competitive carriers in those markets. Many of our existing customers provide service in one or more of these new markets. We intend to market our services to our customers in these new markets.

•	Expand our customer base. As our network expands, our market opportunity will include additional competitive carriers (particularly regional wireless carriers and cable companies) that are not in the markets we currently serve. Many of these potential customers are among the fastest growing carriers in their service areas. In selecting new markets into which we plan to expand, our sales and marketing organization reviews each new market to identify possible new customers.

•	Grow customer traffic. Three factors principally drive traffic growth from customers: routing opportunities to new customers, routing opportunities in new markets and growth in our customers’ traffic volumes. As we add new customers to our network, we receive incremental revenue from the new customer and from all existing customers terminating traffic to the new customer. This “network effect,” our expansion strategy and focus on serving the fastest growing segments of the competitive telephony industry positions us well to grow customer traffic.

•	Increase the types of traffic we exchange. Our business originally connected only local traffic among carriers within a single metropolitan market. In 2006, we installed a national IP backbone network connecting our major local markets. As a result, our service offerings now include the capability of switching and carrying traffic between multiple markets. With one point of access, our customers are able to increase the number of minutes that are switched by our network. We believe that this significant base of interconnected customers and future access to more markets will provide opportunities for further growth in our business.

Our Customers

As of January 9, 2007, we have agreements with 56 competitive carriers to exchange traffic and 48 of these carriers are already connected to our network. Our contracts with our top five customers represented approximately 61% of our expected total revenue in 2006. Two customers, Sprint Nextel and T-Mobile, each represented over 10% of our expected total revenue in 2006. Our contracts with customers do not contain volume commitments, are not exclusive, and could be terminated or modified in ways that are not favorable to us. However, while we have lost customers’ traffic in specific routes, since initiating service we have not had any significant customer cease using our services completely. We generate revenue for our managed tandem services by charging tandem transit fees to the originating carrier of the call on a minutes of use basis. Wireless and cable companies represent approximately 26% of our customer base and account for approximately 69% of our revenue.

Since our customers typically interconnect with us in all of their markets where we have a presence, by entering new markets, we have the ability to increase our revenues. In addition, we expect to broaden our customer base by targeting competitive carriers that are not current customers or that operate in markets that we do not yet serve. Approximately 67% of our 48 interconnected carriers currently use our services in more than one market.

Our principal customers include:

Wireless Carriers	Cable Companies	VoIP Providers	Wireline
Sprint/Nextel	Cablevision	Vonage	AT&T
T-Mobile	Comcast	Broadvox	McLeod
MetroPCS	RCN	Voex	MCI/Verizon Business
U.S. Cellular	Cox	Reynwood	Level 3/Broadwing
Cingular			XO

Our Markets

Our managed tandem services are currently available in the following 33 markets:

New York, NY	Los Angeles, CA	Chicago, IL	Miami, FL
Washington, D.C.	Atlanta, GA	Detroit, MI	Boston, MA
Minneapolis, MN	Tampa, FL	N. New Jersey	Cleveland, OH
Cincinnati, OH	Orlando, FL	Columbus, OH	Indianapolis, IN
Milwaukee, WI	Jacksonville, FL	Hartford, CT	Buffalo, NY
Rochester, NY	Albany, NY	Dayton, OH	Akron, OH
Toledo, OH	Syracuse, NY	Youngstown, OH	Fort Myers, FL
Madison, WI	Peoria, IL	Green Bay, WI	Champaign, IL
Rockford, IL

Our expected 2007 market expansion plan includes 18 markets, including Philadelphia, San Francisco, Phoenix, Seattle and Denver. The new markets increase our potential addressable market coverage opportunity to over 400 million assigned telephone numbers to competitive carriers.

Sales and Marketing

Our sales and marketing organization divides accounts by wireless, cable, wireline and VoIP companies and seeks to develop solutions for our customers. Dividing customers in this way allows us to develop unique industry knowledge about each carrier and a more value-added sales force. Our sales team works closely with our customers to identify and address their needs. We seek to expand the use of our service offerings by our current customers through account managers who are dedicated to specific customer accounts. The sales team conducts weekly meetings to discuss customer activity, best practices and industry trends. In addition to a base salary, the compensation package for the members of our sales team includes incentive arrangements, including quarterly target incentives based on our performance and the individual’s performance, tiered payment structures and negative incentives. The members of our sales organization have an average of 19 years of sales experience and in-depth knowledge of the telecommunications industry.

Our marketing team works closely with the sales team to deliver comprehensive services, develop a clear and consistent corporate image and offer a full range of product offerings. Our marketing efforts are designed to drive awareness of our service offerings. Our marketing activities include direct sales programs, website programs and targeted public relations. We are also engaged in an on-going effort to maintain relationships with key communications industry analysts.

Our Customer Support

Our ordering and provisioning groups form the core of our customer support team. Each group works closely with the different vendor and customer organizations responsible for establishing service. We assign an implementation manager to each account that is responsible for the end-to-end delivery of our services. These managers make daily contact with their customer and help coordinate our local operations teams during implementation. This process helps to improve customer satisfaction, increase customer implementation and promote our revenue realization.

Our network operations center monitors and supports our tandem network 24 hours a day, 365 days a year. The network operations center is responsible for troubleshooting any potential network problems.

Competition

Our primary competition comes from the traditional ILECs (AT&T, Verizon and Qwest) who are generally required to provide tandem switching services pursuant to interpretations of the Telecommunications Act. The ILECs generally set prices for per minute transit charges and port charges according to mandated rate schedules with varying rate caps set by state public utility commissions.

We also face indirect competition from carriers that directly connect their switches. When there is a significant amount of traffic between two switches, there is an economic incentive to establish such direct connection to remove intermediate switching. As our customers grow, the amount of traffic exchanged between them grows, thus leading to the increased risk that they will direct connect switches exchanging significant traffic and remove that traffic from our tandems. The risk of direct connections is increased as more carriers move to an IP based interface, because direct connecting between two IP based carriers is less complex, thus enabling more direct connections. Maintaining and coordinating direct connects, however, has proven to be expensive, difficult to manage and time consuming.

Additionally, other companies may be focusing resources on developing and marketing services that may compete with our services. Potential competitors face barriers to entry due to the network effect associated with our large customer base, switch port availability provided by customers and our growing operational and network scale economies.

The ILECs that provide tandem switching in competition with us have significantly more employees and greater financial, technical, marketing and other resources than we have. Our ability to compete successfully depends on numerous factors, both inside and outside our control, including:

•	tandem switching rates charged by the ILECs;

•	our responsiveness to customer needs;

•	our ability to support existing and new industry standards and protocols;

•	our ability to continue development of technical innovations; and

•	the quality, reliability, security and price-competitiveness of our services.

Barriers to Entry

•	Difficulty for New Entrants to Overcome Strong Network Effect. We believe our three year head-start in establishing our network and interconnecting 580 competitive switches gives us a significant advantage over new entrants. Our value proposition to customers is based on lower cost of transit, superior service quality and neutrality. We believe that any network with fewer interconnections than ours has proportionately less value.

•	Inability to Replicate Shelf Space within a Customer’s Switch. Obtaining interconnections from competitive carriers may also be difficult for new entrants. Each interconnection requires the use of switch ports from the competitive carrier. Switch ports are capital intensive and are purchased on a just-in-time basis. Competitive carriers may be unwilling to provide switch ports without significant traffic or savings opportunities.

•	Our Established Relationships with Most Major Carriers. Since our inception, we have built strong relationships with most of the leading cable telephony, wireless, wireline and VoIP providers in the markets we serve. We feel it would be difficult for a new entrant to readily displace our interconnection network.

Our Employees

As of December 31, 2006, we had 110 employees. No labor union represents our employees. We have not experienced any work stoppages and consider our relations with our employees to be good.

Regulation

Overview

Our communications services business is subject to varying degrees of federal and state regulation. We have chosen to operate as a common carrier and therefore are voluntarily subject to the jurisdiction of both federal and state regulatory agencies, which have the authority to review our prices, terms and conditions of service. We operate as a facilities-based carrier and have received all necessary state and FCC authorizations to do so. The regulatory agencies exercise minimal control over our prices and services, but do impose various obligations such as reporting, payment of fees and compliance with consumer protection and public safety requirements.

By operating as a common carrier, we also benefit from certain legal rights established by federal legislation, especially the Telecommunications Act, which gives us and other competitive entrants the right to interconnect to the networks of incumbent telephone companies and access to elements of their networks on an unbundled basis. We have used these rights to gain interconnection with the incumbent telephone companies and to purchase selected services at wholesale prices that extend our ability to terminate traffic. We have also used these rights to request interconnection with competitive carriers for the termination of transit traffic to carriers that decide for whatever reason not to utilize our transit service. While our experience has been that competitive carriers usually accommodate such requests, and indeed frequently becomes users of our transit service as well, we are pursuing an FCC proceeding against Verizon Wireless related to its refusal of such a request. See “Legal Proceedings.”

The FCC and state regulators are considering a variety of issues that may result in changes in the regulatory environment in which we operate our business. Most importantly, many state and federal proceedings have considered issues related to the ILECs’ pricing of services competitive with our service. To the extent that the regulatory commissions maintain or impose pricing restrictions on the transit rates charged by the ILEC, then the price we compete with is likely to be lower. The trend has generally been to remove pricing restrictions on the ILECs’ rates, thus allowing the prices we compete against to reach a market level, which is often higher than the previous regulated price, but there can be no guarantee that the trend will continue. In addition, the FCC is conducting an extensive proceeding involving intercarrier compensation. One of the issues in the proceeding involves the pricing and regulation of ILEC tandem services, with which we compete. To the extent that the FCC limits or regulates the rates the ILECs’ charge for tandem services, it could have a materially adverse impact on our rates and operations.

Although the nature and effects of governmental regulation are not predictable with certainty, we believe that the FCC is unlikely to enact rules that extinguish our basic right or ability to compete in telecommunications markets. The following sections describe in more detail the regulatory developments described above and other regulatory matters that may affect our business. While many of the regulatory developments do not directly affect our operations, to the extent that they limit our customers’ ability to compete effectively against the ILEC, we are indirectly impacted.

Regulatory Framework

The Telecommunications Act

The Telecommunications Act, which substantially revised the Communications Act of 1934, established the regulatory framework for the introduction of competition for local communications services throughout the United States by new competitive entrants such as us. Before the passage of the Telecommunications Act, states typically granted an exclusive franchise in each local service area to a single dominant carrier, often a former subsidiary of AT&T known as a Regional Bell Operating Company, or RBOC, which owned the entire local exchange network and operated a virtual monopoly in the provision of most local exchange services in most locations in the United States. The RBOCs, following some recent consolidation, now consist of Verizon, Qwest Communications and AT&T.

Among other things, the Telecommunications Act preempts state and local governments from prohibiting any entity from providing communications service, which has the effect of eliminating prohibitions on entry that existed in almost half of the states at the time the Telecommunications Act was enacted. Nonetheless, the Telecommunications Act preserved state and local jurisdiction over many aspects of local telephone service and, as a result, we are subject to varying degrees of federal, state and local regulation.

We believe that the Telecommunications Act provided the opportunity to accelerate the development of competition at the local level by, among other things, requiring the incumbent carriers to cooperate with competitors’ entry into the local exchange market. To that end, incumbent local exchange carriers are required to allow interconnection of their network with competitive networks. Incumbent local exchange carriers are further required by the Telecommunications Act to provide access to certain elements of their network to competitive local exchange carriers. These rules have helped the development of competitive telecommunications carriers, many of which have become our customers.

We have developed our business, including being designated as a common carrier, and designed and constructed our networks to take advantage of the features of the Telecommunications Act. There have been numerous attempts to revise or eliminate the basic framework for competition in the local exchange services market through a combination of federal legislation, adoption of new rules by the FCC, and challenges to existing and proposed regulations by the incumbent carriers. We anticipate that Congress will consider a range of proposals to modify the Telecommunications Act over the next few years, including some proposals that could restrict or eliminate our access to elements of the incumbent local exchange carriers’ network. Although we consider it unlikely, based on statements of both telecommunications analysts and Congressional leaders, that Congress would reverse the fundamental policy of encouraging competition in communications markets, we cannot predict whether future legislation may adversely affect our business in other ways.

Federal Regulation

The FCC regulates interstate and international communications services, including access to local communications networks for the origination and termination of these services. We provide services on a common carrier basis and the FCC has jurisdiction over our services to the extent they are used as part of the origination or termination of interstate or international calls. However, the FCC only has limited jurisdiction over transit services that we provide for delivery of local and intra-state calls.

The FCC imposes extensive economic regulations on incumbent local exchange carriers due to their ability to exercise market power. The FCC imposes less regulation on common carriers without market power including, to date, competitive local exchange carriers. Unlike incumbent carriers, we are not currently subject to price cap or rate of return regulation, but we are subject to the general federal guidelines that our charges for interstate and international services be just, reasonable and non-discriminatory. The rates we can charge for interstate access, unlike our transit services, are limited by FCC rules. We are also required to file periodic reports, to pay regulatory fees based on our interstate revenues, and to comply with FCC regulations concerning the content and format of our bills, the process for changing a customer’s subscribed carrier, and other consumer protection matters. Because we do not directly serve consumers, many of these regulations have no practical effect on our business. The FCC has authority to impose monetary forfeitures and to condition or revoke a carrier’s operating authority for violations of its requirements. Our operating costs are increased by the need to assure compliance with regulatory obligations.

The Telecommunications Act is intended to increase competition. Specifically, the Telecommunications Act opens the local services market by (i) requiring incumbent local exchange carriers to permit interconnection to their networks, (ii) by establishing incumbent local exchange carrier obligations with respect to interconnection with the networks of other carriers, (iii) provision of services for resale, (iv) unbundled access to elements of the local network, (v) arrangements for local traffic exchange between both incumbent and competitive carriers, (vi) number portability, (vii) access to phone numbers, (viii) access to rights-of-way, (ix) dialing parity and (x) collocation of communications equipment in incumbent central offices. Incumbent local exchange carriers are required to negotiate in good faith with carriers requesting any or all of these arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, incumbent local exchange carriers remain subject to interconnection obligations established by the FCC and state communications regulatory commissions.

The Telecommunications Act also eliminated provisions of prior law restricting the RBOCs from providing long distance services and engaging in communications equipment manufacturing. The Telecommunications Act permitted the RBOCs to provide long distance service to customers outside of states in which the RBOC provides local telephone service, immediately upon its enactment. It also permitted a RBOC to enter the long distance market within its local telephone service area upon showing that certain statutory conditions have been met and obtaining FCC approval. The FCC has approved RBOC petitions for in-region long-distance for every state in which these companies operate, and each RBOC is now permitted to offer long-distance service to its local telephone customers. This development has led to increased concentration in the telecommunications industry, which may affect our addressable market. See “Risk Factors—Consolidation in the industry, such as AT&T-BellSouth-Cingular, Verizon-MCI and SBC-AT&T, reduces the need for intercarrier transit service and may limit our growth opportunities,” above. RBOCs have recently petitioned the FCC to remove some of the conditions they had to meet to obtain long-distance approval, including in particular conditions that impose obligations to provide access to RBOC broadband network elements.

Triennial Review Order and Appeals.    As discussed above, the Telecommunications Act requires the incumbent local exchange carriers to provide competitors access to elements of their local network on an unbundled basis, known as UNEs. The Telecommunications Act requires that the FCC consider whether competing carriers would be impaired in their ability to offer telecommunications services without access to particular UNEs. If the FCC requires access to particular UNEs, the incumbent local exchange carriers are required to make available access to these network elements at prices based on TELRIC computed in accordance with FCC guidelines. If the FCC finds that UNE access is not required, the incumbent LEC may still be required to offer access to the element, but not at TELRIC-based prices.

The FCC’s Triennial Review Order of August 2003, substantially revised its rules interpreting and enforcing these requirements. However, a March 2004 court decision required the FCC to reconsider portions of its Triennial Review Order, and as a result the FCC further revised the rules in a Remand Order adopted in late 2004, effective March 11, 2005. The Triennial Review Order denied competitors access to incumbent local exchange carrier packet switching capabilities provided over some fiber loop facilities and severely restricted their access to fiber loops to homes and other “primarily residential” locations such as apartment buildings. The Remand Order stated that incumbent local exchange carriers will no longer be required to provide access to unbundled circuit switching capabilities, which previously allowed carriers the opportunity to resell ILEC services or UNE-P, at incremental cost-based rates. These resale carriers have had to either convert their customers to other arrangements, which may include contractual resale arrangements with the incumbent local exchange carriers, or discontinue serving them.

The FCC Remand Order also required that incumbent local exchange carriers continue to make access available to competitors for high capacity loop and transport UNEs. However, the new rules placed new conditions and limitations on the incumbent local exchange carriers’ obligation to unbundle these elements.

Incumbent local exchange carriers no longer have to provide T-1 and DS-3 UNE transport circuits on routes connecting certain high-traffic central offices. For T-1 transport (including transport as a component of a T-1 EEL), the exception applies if both central offices serve at least 38,000 business lines or have four or more fiber-based colocators. For DS-3 transport, the exception applies if both central offices serve at least 24,000 business access lines or have three or more colocators. There is also a cap of 12 DS-3 transport circuits available on an unbundled basis from an incumbent local exchange carrier on any given route, even where the high-traffic exception does not apply. Similarly, incumbent local exchange carriers no longer have to provide T-1 or DS-3 UNE loops to premises served by certain high-traffic central offices.

These changes in the FCC rules have had several effects on the competitive telecommunications carriers who are our prospective customers. First, the elimination of UNE-P has reduced the market share of resellers and led some former resellers to convert to facilities-based service. This development is positive for us because resellers generally are not potential users of our transit services. Second, the restrictions on the availability of loop and transport UNEs may have contributed to accelerated consolidation among competitive carriers, such as the recent acquisitions of TelCove and Broadwing by Level 3, the acquisition of US LEC by PaeTec, and the merger of CTC Communications, Choice One Communications and Conversent Communications to form One Communications. This development may have a negative impact on us because our business model is based on the existence of many independent carriers who need to exchange traffic with each other. It is difficult to predict the overall effect of these countervailing trends on our future business opportunities.

The new FCC rules are subject to ongoing court challenges. We cannot predict the results of future court rulings, or how the FCC may respond to any such rulings, or any changes in the availability of UNEs as the result of future legislative or regulatory decisions.

TELRIC Proceeding.    In late 2003, the FCC initiated a proceeding to address the methodology used to price UNEs and to determine whether the current methodology, TELRIC, should be modified. Specifically, the FCC is evaluating whether adjustments should be made to permit incumbent local exchange carriers to recover their actual embedded costs and whether to change the time horizon used to project the forward looking costs. The FCC has taken no action in this proceeding during the past three years and is unlikely to adopt any changes to its rules within the next year, but we cannot be certain as to either the timing or the result of the agency’s action.

Intercarrier Compensation.    In 2001, the FCC initiated a proceeding to address rules that require one carrier to make payment to another carrier for access to the other’s network, or intercarrier compensation. In its notice of proposed rulemaking, the FCC sought comment on some possible advantages of moving from the current rules to a bill and keep structure for all traffic types in which carriers would recover costs primarily from their own customers, not from other carriers. In February 2005, the FCC requested further comments on these issues and on several specific proposed plans for restructuring intercarrier compensation. In addition, from time to time, carriers that we connect with have requested that we pay them to terminate traffic, and this proceeding will likely address those rights or obligations. As part of that docket, on July 24, 2006, a group of large and rural ILECs filed a proposal for intercarrier compensation reform at the FCC called the Missoula Plan, which primarily benefits the ILECs. The Missoula Plan includes provisions regarding tandem transit services. Under the Missoula Plan a carrier may satisfy its transport obligations by a direct interconnection (by using its owns facilities or facilities obtained from another carrier) or by indirect interconnection through a third party tandem transit service. Under the Missoula Plan, tandem transit service would be provided at a rate not to exceed $0.0025 per minute of use for non-access traffic with exceptions for high-volume interconnections and premium or enhanced services. The FCC currently is considering public comments on the Missoula Plan. Independently or in combination with the Missoula Plan, the FCC could make significant changes in the ILEC’s pricing of transit traffic, including lowering the rate, freezing the rate or establishing uniform rates.

We currently generally have no revenue exposure associated with reciprocal compensation for local traffic because our customers are primarily carrier customers, who are responsible for any compensation. We do, however, collect revenue for transit and access charges relating to the termination of local and long distance traffic with other carriers. If the FCC were to reduce what the ILEC can charge for the transiting of local traffic, our revenues would be reduced. We cannot predict either the timing or the result of this FCC rulemaking.

Regulatory Treatment of VoIP.    In February 2004, the FCC initiated a proceeding to address the appropriate regulatory framework for VoIP providers. Currently, the status of VoIP providers is not clear, although a report issued by the FCC in 1998 suggests that some forms of VoIP may constitute “telecommunications services” that are subject to regulation as common carriers under federal law. The 1998 report also suggested, however, that this regulatory treatment would not apply until after the FCC determined which specific services were subject to regulation. The new FCC proceeding will attempt to determine what, if any, regulation is appropriate for VoIP providers and whether the traffic carried by these providers will be subject to access charges. The principal focus of this rulemaking is on whether VoIP providers should be subject to some or all of the regulatory obligations of common carriers.

The FCC is continuing to consider whether to impose various obligations on VoIP providers. It recently voted to impose requirements to provide access to 911 emergency services, to permit duly authorized law enforcement officials to monitor communications and to require VoIP providers to contribute to the cost of the FCC’s universal service program. These obligations are likely to increase the cost of providing VoIP service and slow the growth of VoIP providers. Because VoIP providers are potential users of our services, this trend may affect demand for our services.

State Regulation

State agencies exercise jurisdiction over intrastate telecommunications services, including local telephone service and in-state toll calls. To date, we are authorized to provide intrastate local telephone and long-distance telephone services in twenty states. As a condition to providing intrastate telecommunications services, we are required, among other things, to:

•	file and maintain intrastate tariffs or price lists describing the rates, terms and conditions of our services;

•	comply with state regulatory reporting, tax and fee obligations, including contributions to intrastate universal service funds; and

•	comply with, and to submit to, state regulatory jurisdiction over consumer protection policies (including regulations governing customer privacy, changing of service providers and content of customer bills), complaints, transfers of control and certain financing transactions.

Generally, state regulatory authorities can condition, modify, cancel, terminate or revoke certificates of authority to operate in a state for failure to comply with state laws or the rules, regulations and policies of the state regulatory authority. Fines and other penalties may also be imposed for such violations. As we expand our operations, the requirements specific to any individual state will be evaluated to ensure compliance with the rules and regulations of each state.

In addition, the states have authority under the Telecommunications Act to approve or (in limited circumstances) reject agreements for the interconnection of telecommunications carriers’ facilities with those of the incumbent local exchange carrier, to arbitrate disputes arising in negotiations for interconnection and to interpret and enforce interconnection agreements. In exercising this authority, the states determine the rates, terms and conditions under which we can obtain collocation in ILEC central offices and interconnection trunks for termination of local traffic to ILEC customers, under the FCC rules. The states may re-examine these rates, terms and conditions from time to time.

State governments and their regulatory authorities may also assert jurisdiction over the provision of transit services, particularly the ILECs’ provision of the service. Various state regulatory authorities have initiated proceedings to examine the regulatory status of transit services. Some states have taken the position that transit service is an element of the “transport and termination of traffic” services that incumbent ILECs are required to provide at TELRIC rates under the Telecommunications Act, while other states have ruled that the Telecommunications Act does not apply to these services. To date, the FCC has not resolved this dispute over interpretation of the Telecommunications Act, resulting in disparate pricing of these services among the states. The trend has been to reduce the state regulation of transit service, although there are exceptions and there can be no assurance that the trend will continue. Like the FCC, most states have the power to order interconnection in the event that we have traffic that we need to terminate directly to a carrier not on the tandem.

Intellectual Property

Our success is dependent in part upon our proprietary technology. We rely principally upon trade secret and copyright law to protect our technology, including our software, network design, and subject matter expertise. We enter into confidentiality or license agreements with our employees, distributors, customers and potential customers and limit access to and distribution of our software, documentation and other proprietary information. We believe, however, that because of the rapid pace of technological change in the communications industry, the legal protections for our services are less significant factors in our success than the knowledge, ability and experience of our employees and the timeliness and quality of our services.

We have been granted one patent and have two additional patents pending with the U.S. Patent and Trademark Office. The granted patent addresses our core business, the operation of a neutral tandem network. One of the pending patents addresses a series of unique traffic routing designs developed by us to assist our customers in reducing their internal network operating costs. The second pending patent covers a set of proprietary operating systems and software developed by us to manage our network. There can be no assurance regarding how, whether or when these additional patents may be granted.

Our Properties and Facilities

Our headquarters is located at One South Wacker Drive, Suite 200, Chicago, Illinois, where we lease approximately 15,000 square feet of office space. Our leased properties are described below:

Property Location	Approximate Square Feet	Use	Lease Expiration Date

Chicago, IL	15,423	Administrative Office	October 31, 2011
New York, NY	16,532	Switch site	August 31, 2014
Detroit, MI	10,800	Switch site	February 28, 2010
Indianapolis, IN	9,577	Switch site	April 30, 2012
Los Angeles, CA	6,857	Switch site	October 31, 2011
Cleveland, OH	6,000	Switch site	October 31, 2011
Atlanta, GA	5,861	Switch site	May 31, 2015
Minneapolis, MN	5,808	Switch site	February 28, 2012
Chicago, IL	5.263	Switch site	March 31, 2009
Miami, FL	5,176	Switch site	December 31, 2011
Chicago, IL	4,347	Switch site	May 31, 2011
San Francisco, CA	3,922	Switch site	April 30, 2014
Cincinnati, OH	3,369	Switch site	September 30, 2015
Boston, MA	2.416	Switch site	June 11, 2016
Orlando, FL	2,092	Switch site	May 31, 2011
Columbus, OH	2,026	Switch site	February 28, 2011
Milwaukee, WI	1,703	Switch site	November 30, 2014
Phoenix, AZ	1,652	Switch site	March 31, 2012
Tampa, FL	1,048	Switch site	January 31, 2016

We believe our existing facilities are adequate for our current needs in our existing markets and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

From time to time, we are a party to legal or regulatory proceedings arising in the normal course of our business. Aside from the matter discussed below, we do not believe that we are party to any pending legal action that could reasonably be expected to have a material adverse effect on our business or operating results.

Verizon Wireless.    In July 2006, Verizon Wireless notified us that it wished to terminate its existing Master Service Agreement. As a consequence of this notification, we potentially would be unable to terminate traffic to Verizon Wireless customers in the three markets in which we are directly connected with Verizon Wireless. In response to the notification, in August 2006, we filed a petition for interconnection with the FCC. The petition argues that direct connection with Verizon Wireless is in the public interest because it furthers competitive choices in tandem services and strengthens the network reliability of the public switched telephone network. We have written submissions supporting our petition for interconnection from various sources, including the New York Department of Public Services, the cities of New York and Chicago, AT&T and others. To our knowledge, the FCC has never ordered a wireless carrier to provide interconnection. Therefore, there can be no assurance that our petition for interconnection will be successful or how, whether, or when this matter will be resolved.

Verizon.    We are considering initiating an arbitration proceedings against Verizon regarding a billing dispute of approximately $1.3 million. The dispute originates from an accounts payable which we feel is not owed under the Verizon tariff. There can be no assurance regarding how, whether or when this matter will be resolved.

MANAGEMENT

Executive Officers and Directors

The names, ages and positions of our executive officers and directors, as of January 15, 2007, are set forth below:

Name	Age	Position(s)
Rian J. Wren	50	President, Chief Executive Officer and Director
Robert Junkroski	42	Chief Financial Officer
Surendra Saboo	47	Chief Operating Officer and Executive Vice President
Ronald Gavillet	47	General Counsel and Executive Vice President, External Affairs
David Lopez	42	Senior Vice President of Sales
James P. Hynes	59	Director, Chairman
Dixon R. Doll	64	Director
Peter J. Barris	55	Director
Robert C. Hawk	67	Director
Lawrence M. Ingeneri	48	Director

Rian J. Wren.    Mr. Wren joined us in February 2006 and has served as our President, Chief Executive Officer and Director since that time. Prior to joining us, Mr. Wren was Senior Vice President and General Manager of Telephony for Comcast Cable from November 1999 to August 2005. Mr. Wren joined Comcast in 1999 and was named CEO of Broadnet, Comcast’s international wireless company located in Brussels, Belgium in 2000. After returning to the United States, he served as the Senior Vice President and General Manager of Telephony for Comcast Cable Division. Prior to joining Comcast, Mr. Wren held several senior management positions at AT&T from 1978 to 1999, including President of the Southwest Region, and worked in the Consumer, Business, Network Services, and Network Systems Manufacturing divisions for more than 20 years. Mr. Wren serves as a Director of Accessline Communications, Inc.

Robert Junkroski.    Mr. Junkroski has been with the Company since it commenced services, and has served as our Chief Financial Officer since that time. Prior to joining us, Mr. Junkroski held the position of Vice President of Finance with Focal Communications Corporation, or Focal (now part of Level 3 Communications Inc.), from 1999 to 2002. Mr. Junkroski previously served as Focal’s Treasurer and Controller from 1997 to 2001. On December 19, 2002, subsequent to Mr. Junkroski’s departure, Focal filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Before joining Focal, Mr. Junkroski was Controller for Brambles Equipment Services, Inc. and Focus Leasing Corporation.

Surendra Saboo.    Dr. Saboo joined us in May 2006 as our Chief Operating Officer and Executive Vice President. Prior to joining us, Dr. Saboo was the Vice President of Product Development and Operations for Voice Services at Comcast Corporation from January 2002 to March 2006. From June 2000 to December 2001, Dr. Saboo served as Executive Vice President and Chief Operating Officer of Broadnet Europe, SPRL, a pan-European subsidiary of Comcast Corporation. Prior to joining Comcast Corporation, Dr. Saboo was the Chairman, Chief Executive Officer and founder of Teledigm, an e-CRM software product company in Dallas, Texas. Prior to starting Teledigm, Dr. Saboo spent 14 years at AT&T in a variety of operating areas including research and development, engineering, product management, strategy, systems development and operations. Dr. Saboo began his career with AT&T in 1986 as a Member of Technical Staff at Bell Laboratories in Holmdel, NJ. Dr. Saboo holds a B.S.M.E. degree from Birla Institute of Technology, India as well as M.S. and Ph.D. degrees in Operations Research from Ohio State University.

Ronald Gavillet.    Mr. Gavillet has been with the Company since it commenced services, and has served as General Counsel and Executive Vice President, External Affairs since that time. Mr. Gavillet has over 20 years of diversified telecommunications experience. Previously, Mr. Gavillet served as Executive Vice President and General Counsel for MCG Capital’s Cleartel Communications from 2002 to 2003. In addition to five years in private practice with the law firms of Skadden, Arps, Slate, Meagher & Flom and Hopkins & Sutter, Mr. Gavillet

held senior legal and strategic positions with several competitive carriers, including MCI, USN Communications and Universal Access between 1985 and 2002. Mr. Gavillet was the founder and co-chair of the Federal Communications Bar Association Midwest Chapter and has authored several articles on the telecommunications industry.

David Lopez.    Mr. Lopez joined us in 2003 and has served as our Senior Vice President of Sales since that time. For nearly 20 years, Mr. Lopez has provided account management responsibilities at Centel, Sprint, and Focal Communications Corporation. In his most recent position, Mr. Lopez provided sales management for Focal’s largest and most successful market from 1997 to 2003. During his tenures at Centel and Sprint from 1992 to 1997, Mr. Lopez held national account positions with responsibility for local service, Centrex, and PBX equipment to Fortune 500 companies.

James P. Hynes.    Mr. Hynes co-founded the Company in 2001, and served as Chief Executive Officer until February 2006, after which he became Executive Chairman. In December 2006 Mr. Hynes stepped down as Executive Chairman and assumed the title of Chairman of the Board, a position he holds today. Active in the industry for 30 years, Mr. Hynes personally directed the establishment of COLT Telecommunications in Europe as their first CEO in 1992. As Chairman of the Board, he led COLT’s initial public offering in 1996. Mr. Hynes established MetroRED Telecom in South America and Mexico, as well as KVH Telecom in Tokyo. Concurrent with taking on these operating roles, he was Group Managing Director at Fidelity Capital for 10 years. His career has included senior positions with Chase Manhattan, Continental Corporation, Bache & Co. and New York Telephone. Mr. Hynes is a Vice Chairman of the Board of Trustees of Iona College and is also on the North American Board of the SMURFIT Graduate School of Business, University College Dublin in Ireland.

Dixon R. Doll.    Dr. Doll has served as a Director of ours since 2003. Dr. Doll is the co-founder of DCM, an early stage technology venture capital firm which currently has more than $1.5 billion under management, headquartered in Menlo Park, California. In the mid-1980’s, Dr. Doll co-founded the venture capital industry’s first fund focused exclusively on telecommunications opportunities. He is the Chairman of the Board of Network Equipment Technologies and numerous private companies. Since 2004, he has been a director of the U.S. National Venture Capital Association in Washington D.C. where he also serves on the Executive Committee. Additionally, he also serves on the Stanford Institute for Economic Policy Research Advisory Board and is the Chairman of the San Francisco Asian Art Museum Board. Dr. Doll received his B.S.E.E. degree (cum laude) from Kansas State University as well as M.S. and Ph.D. degrees in Electrical Engineering from the University of Michigan, where he was a National Science Foundation scholar.

Peter J. Barris.    Mr. Barris has served as a Director since 2003. Mr. Barris is currently the Managing General Partner of NEA where he specializes in information technology investing. Mr. Barris has been with NEA since 1992, and he serves as either an executive officer or general partner of various NEA entities. From 1988 to 1990, Mr. Barris was President and Chief Operating Officer at LEGENT Corporation. From 1986 to 1988, Mr. Barris served as Senior Vice President and General Manager of the Systems Software Division and from 1985-1985 as the Vice President of Corporate Development at UCCEL Corporation. Prior to that, Mr. Barris also held various management positions between 1977 and 1985 at the General Electric Company, including Vice President and General Manager at GE Information Services, Inc. Mr. Barris serves or has served as a member of the Boards of Directors of InnerWorkings, Inc., where he also served as a member of the audit, compensation and corporate governance committees, Vonage Holdings Corp., where he also served as a member of the compensation committee, ProtoStar, Boingo Wireless and Hillcrest, as well as several other private companies in the NEA portfolio. Mr. Barris serves on the Executive Committee of the National Venture Capital Association and is a member of the Board of Trustees of Northwestern University and the Board of Overseers of Tuck School at Dartmouth College.

Robert C. Hawk.    Mr. Hawk has served as a Director since January 2004. Mr. Hawk has served as President of Hawk Communications since 1996 and is a Venture Partner of DCM. Prior to this, Mr. Hawk served as President and Chief Executive Officer of US West Multimedia Communications, Inc. From 1986 until 1995, Mr. Hawk was President of the Carrier Division of US West Communications, Inc. Prior to such position, Mr. Hawk was Vice President, Marketing and Strategic Planning for CXC Corporation, and Director of Advanced Systems Development for American Bell. From 1997 to 2002, Mr. Hawk served as a Special Limited Partner of Crosspoint Venture Partners. During that time he served on the boards of directors or advisory boards of fifteen companies that went public. Mr. Hawk previously served as a Director of Covad Communications and is a current Director for Centillium Communications and several private high technology companies.

Lawrence M. Ingeneri.    Mr. Ingeneri has served as a Director since October 2006. Mr. Ingeneri is currently the Chief Financial Officer and a member of the Board of Directors of mindSHIFT Technologies, Inc., an IT managed services provider which he joined in October 2003. Prior to that time, Mr. Ingeneri was employed by COLT Telecom Group plc, or COLT, a European telecommunications services company from July 1996 to December 2002. Mr. Ingeneri was the Chief Financial Officer of COLT from July 1996 to June 2002 and a member of the Board of Directors of COLT from June 2001 to June 2002.

Our Board of Directors

Our board of directors has the power to appoint our officers. Each officer will hold office for the term determined by the board of directors and until such person’s successor is chosen and qualified or until such persons resignation, removal or death. Our board currently consists of six persons. Within one year of the consummation of this offering, a majority of the board of directors will satisfy the independence requirements of the NASDAQ Stock Market.

So long as a combined total of at least 1,842,000 shares of Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock and Series C preferred stock are outstanding (as adjusted for stock split, stock dividend, combination, reclassification of shares or similar event), the holders of the shares of Series A preferred stock, Series B preferred stock and Series C preferred stock (voting together as a single class and not as separate series, and on an as-converted basis) are entitled to elect two of our directors at any election of directors. The holders of outstanding common stock are entitled to elect two of our directors at any election of directors. The holders of preferred stock and common stock (voting together as a single class and not as separate series, and on an as-converted basis) are entitled to elect any of our remaining directors.

There are no family relationships among any of our directors or executive officers.

Our amended and restated certificate of incorporation, which will become effective prior to completion of this offering, may provide that our board of directors will be divided into three classes. If applicable, the term of office of directors assigned to Class I will expire at the annual meeting of shareholders in 2007 and at each third succeeding year thereafter, the term of office of directors assigned to Class II will expire at the annual meeting of shareholders in 2008 and at each third succeeding annual meeting thereafter, and the term of office of directors assigned to Class III will expire at the annual meeting of shareholders in 2009 and at each third succeeding annual meeting thereafter. If applicable, our board resolved that             ,              and              will serve as Class I directors,             ,              and              will serve as Class II directors and             ,              and              will serve as Class III directors.

If applicable, this classification of the board of directors may delay or prevent a change of control of us or in our management. See “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Restated Bylaws.”

Committees of the Board of Directors

We currently have an audit committee, compensation committee and a nominating and corporate governance committee. Each such committee has three or more members, who serve at the pleasure of the board of directors. At the time of the offering, each committee will consist of three persons, at least one of whom is not employed by us, and is “independent” as defined under the rules of the NASDAQ Stock Market. Within one year of the consummation of this offering, all of the members of these committees will be independent.

Compensation Committee.    The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers and other related compensation matters. Currently, Dr. Doll, Mr. Hynes and Mr. Barris serve on the Compensation Committee. Dr. Doll is chairman of the committee.

Our board of directors will adopt a written charter for this committee, which will be available on our website after completion of the offering.

Audit Committee.    The Audit Committee is responsible for reviewing our financial statements, audit reports, internal financial controls, and for making recommendations with respect to those matters to the Board of Directors. Currently, Mr. Ingeneri, Mr. Hawk and Mr. Hynes serve on the Audit Committee. The board has determined that Mr. Ingeneri, the current chairman of the committee, qualifies as an “audit committee financial expert” within the meaning of the regulations of the SEC.

Our board of directors will adopt a written charter for this committee, which will be available on our website after completion of the offering.

Nominating and Corporate Governance Committee.    The Nominating and Corporate Governance Committee will be responsible for the oversight of and assist our board of directors in developing and recommending governance practices and selecting the director nominees to stand for election at annual meetings of our shareholders. Currently, Mr. Hawk, Mr. Barris and Mr. Ingeneri serve on the Nominating and Corporate Governance Committee.

Our board of directors will adopt a written charter for this committee, which will be available on our website after completion of the offering.

Code of Conduct

Prior to this offering, we will adopt a finance code of professional conduct for our chief executive officer, chief financial officer and other key employees of the finance organization.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is currently comprised of three directors, Messrs. Doll, Barris and Hynes. Dr. Doll serves as Chairman of the Compensation Committee. Shortly after the completion of this offering, each member of the Compensation Committee will meet the definition of independence under our corporate governance guidelines and further qualifies as a non-employee director for purposes of Rule16b-3 under the Securities Exchange Act of 1934. None of the current members of the Compensation Committee are current or, other than Mr. Hynes, former employees of ours nor are any members eligible to participate in any of our executive compensation programs. Additionally, the Compensation Committee operates in a manner designed to meet the tax deductibility criteria included in Section 162(m) of the Internal Revenue Code. See “—Committees of the Board of Directors” for a further description of the Compensation Committee. As discussed in “Certain Relationships and Related Transactions,” Dr. Doll is co-founder of DCM and Mr. Barris is Managing General Partner of NEA, each of which are affiliates of certain of our stockholders.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

We were incorporated on April 19, 2001, commenced operations in November 2003 and began generating revenue with the launch of our service in February 2004. The material principles underlying our executive compensation policies and decisions are intended to:

•	implement compensation packages which are competitive with comparable organizations and allow us to attract and retain the best possible executive talent;

•	relate annual and long-term cash and stock incentives to achievement of measurable corporate and individual performance objectives;

•	appropriately balance the mix of cash and non-cash short and long-term compensation;

•	encourage integrity in business dealings through the discretionary portion of our compensation package; and

•	align executives’ incentives with long-term stockholder value creation.

To implement these principles, the Compensation Committee, which is responsible for approving and administering the compensation program for executive officers and certain senior employees, expects to maintain compensation plans that tie a substantial portion of executives’ overall compensation to key strategic goals such as the development of our network, the establishment and maintenance of key strategic relationships and the growth of our customer base as well as our financial and operational performance, as measured by metrics such as revenue, customer growth, churn and markets launched. As executives assume greater responsibility inside Neutral Tandem, a larger portion of their total compensation is expected to be “at risk” and thus subject to corporate and individual performance.

Our Compensation Methodology

To assist the Compensation Committee in discharging its responsibilities, in 2005, the Compensation Committee retained an independent compensation consultant, Human Capital Solution, to evaluate certain aspects of our compensation practices and to assist in developing and implementing our executive compensation program. Human Capital Solution also provides outsourced human resources management services to us. Human Capital Solution developed a competitive peer group and performed benchmarking analyses of competitive compensation levels. With this information, our management developed recommendations that were reviewed and approved by the Compensation Committee in connection with developing and approving compensation awards.

Other than our retention of Human Capital Solution in 2005, we have not retained any other compensation consultant to review our policies and procedures relating to executive compensation. Our Compensation Committee does however informally consider competitive market practices by speaking to recruitment agencies and reviewing publicly available information relating to compensation of executive officers at other comparable telecommunications companies.

Our Compensation Committee reviews and approves all of our compensation policies.

Elements of Compensation

The principal elements of our compensation package are as follows:

•	base salary;

•	annual cash incentive bonuses;

•	long-term incentive plan awards;

•	severance benefits;

•	change in control benefits;

•	perquisites and other compensation; and

•	retirement benefits.

Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. When establishing base salaries for 2006, the Compensation Committee and management considered a number of factors, including the seniority of the individual, the functional role of the position, the level of the individual’s responsibility, the ability to replace the individual, the base salary of the individual at their prior employment and the number of well qualified candidates to assume the individual’s role. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions at comparable companies.

Base salaries are reviewed at a minimum annually by our Compensation Committee during our performance review, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Annual Cash Incentive Bonus

We have an annual cash incentive bonus plan for nearly all employees, including our named executive officers. The annual cash incentive bonuses are intended to compensate for the achievement of both our annual financial goals and individual annual performance objectives. Amounts payable under the annual cash incentive bonus plan are calculated as a percentage of the applicable officer’s base salary, with higher ranked executive officers being compensated at a higher percentage of base salary. The corporate targets and the individual objectives are given roughly equal weight in the bonus analysis. The corporate targets generally conform to the financial metrics contained in the internal business plan adopted by the board of directors, including revenue, EBITDA and net income. Individual objectives are necessarily tied to the particular area of expertise of the employee and their performance in attaining those objectives relative to external forces, internal resources utilized and overall individual effort. The Compensation Committee approves the annual cash incentive award for the Chief Executive Officer and each other named executive officer. The Compensation Committee’s determination, other than with respect to the Chief Executive Officer, is generally based upon the Chief Executive Officer’s recommendations.

The bonus awards for 2006 and the expected target bonus awards for 2007 (each as a percentage of annual base salary) for the named executive officers are:

Category	2006 Target Bonus as a % of Annual Base Salary	2007 Target Bonus as a % of Annual Base Salary
Rian Wren	40%	40%
Robert Junkroski	40%	40%
Ronald Gavillet	40%	40%
Surendra Saboo	40%	40%
James Hynes	0%	0%

David Lopez, our Senior Vice President—Sales, is compensated quarterly based upon achievement of certain of our financial goals and individual performance objectives. During the first year of the named executives’ employment agreements (other than Mr. Lopez), however, the maximum annual cash incentive bonus was capped at 40% of base salary. Depending on the achievement of the predetermined targets, the annual bonus for the other named executives may be less than or greater than the target bonus. The maximum annual cash incentive bonus is determined by the Compensation Committee based upon the principles underlying our executive compensation program. See “—Overview” above. The annual cash incentive bonus for the named executive officers is normally paid in a single installment in the first quarter following any given fiscal year.

Long-Term Incentive Plan Awards

We believe that our long-term performance is fostered by a compensation methodology which compensates executive officers through the use of stock-based awards, such as stock options, restricted stock awards, and other rights to receive compensation based on the value of our stock. Therefore, our executive officers have a continuing stake in our long-term success.

Our 2003 Stock Incentive Plan was adopted on November 24, 2003 to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of our stockholders. Recently, our 2003 Stock Incentive Plan has been the principal method for our executive officers to acquire equity interests in us. We believe that the annual aggregate value of these awards should be set near competitive median levels for comparable companies. However, due to the early stage of our business, we expect to provide a greater portion of total compensation to our executives through our stock compensation than through cash based compensation.

The Compensation Committee administers the 2003 Stock Incentive Plan and determines the type and amount of awards to be granted to eligible employees, directors and consultants based upon the principles underlying our executive compensation program. See “—Overview” above. Awards under our 2003 Stock Incentive Plan are made throughout the year and are generally tied to Compensation Committee meetings. A total of 4,650,000 shares of our common stock are currently authorized for issuance under the 2003 Stock Incentive Plan. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2003 Stock Incentive Plan. As of January 15, 2007, there were 3,580,250 shares reserved for issuance under the 2003 Stock Incentive Plan and 1,069,750 shares available for future awards.

Stock Options.    Stock option grants are typically made at the commencement of employment and generally thereafter by the Compensation Committee upon achievement of key strategic goals and on the anniversary of previous grants. Periodic stock option grants are made at the discretion of the Compensation Committee, and in appropriate circumstances the Compensation Committee may consider the recommendation of members of management. In 2006, certain named executive officers were awarded stock options in the amounts reflected in the following “Grants of Plan Based Awards” table. The Compensation Committee determines the exercise price of options awards granted under our 2003 Stock Incentive Plan, but with respect to incentive stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. In setting the fair market value of the common stock for the stock option, the Compensation Committee has engaged and relied upon an independent third party to perform appraisals of the fair market value of the common stock, which was last performed during the third quarter of 2006. The Compensation Committee determines the term of all options. Generally, the option awards vest 25% per year. Upon termination of a participant’s service with us or with a subsidiary of ours, he or she may exercise his or her vested options for the period of 90 days from the termination of employment; provided, if termination is due to death or disability, the option will remain exercisable for 12 months after such termination. However, an option may never be exercised later than the expiration of its term. The terms of option awards under the 2003 Stock Incentive Plan are generally 10 years. Option holders are also generally allowed to exercise a stock option and at any time convert it into restricted stock.

Restricted Stock.    Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the Compensation Committee. Holders of restricted stock have all the rights of a Neutral Tandem stockholder. Until adoption of the 2003 Stock Incentive Plan, it was more common for us to award shares of restricted stock than options. Since adoption of that plan, however, our compensation practice generally has been to award options rather than shares of restricted stock. The change was largely based upon the increased appreciation in the stock value, which would require employees to pay significant sums to purchase the restricted stock at the fair market value at the time of the grant. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Unless otherwise determined by the Compensation Committee, the 2003 Stock Incentive Plan does not allow for the sale or transfer of awards under the plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by such participant. We do not have a policy to recover awards if relevant performance measures upon which they were based are restated or otherwise adjusted in a manner that would reduce the size of a payment. Our 2003 Stock Incentive Plan terminates on November 24, 2013.

Severance Benefits

Our named executive officers and certain other executives with employment agreements are covered by arrangements which specify payments in the event the executive’s employment is terminated. The type and amount of payments vary by executive level and the nature of the termination. These severance benefits are payable if and only if the executive’s employment terminates as specified in the applicable employment agreement. Our primary reason for including severance benefits in compensation packages is to attract and retain the best possible executive talent. We believe our severance benefits are competitive with general industry packages. For a further description of these severance benefits, see “—Employment Agreements” below.

Change in Control Benefits

Members of our board of directors, our named executive officers, and certain other members of our senior management are covered by arrangements which specify accelerated vesting of unvested stock options and restricted stock in the event of a “change in control.” The board of directors’ stock options and restricted stock awards fully vest upon a change of control, and certain executives’ stock options and restricted stock partially vest upon a change of control and fully vest if, within a period of time of the change of control, they are not retained in their current capacity. Our primary reason for including change in control benefits in compensation packages is to attract and retain the best possible executive talent. We believe our change in control benefits are competitive with general industry packages.

In addition, our 2003 Stock Incentive Plan provides that in the event of our “change in control,” the Compensation Committee may otherwise determine the status of unvested options or restricted stock, including, without limitation, whether the successor corporation will assume or substitute an equivalent award, or portion thereof, for each outstanding award under the plan or, if there is no assumption or substitution of unvested outstanding awards, such unvested awards may be canceled.

For additional information concerning severance and change in control benefits, see “—Severance and Change in Control Benefits” below.

Perquisites and Other Compensation

During the fiscal year ended December 31, 2006, certain of our named executive officers received reimbursement of up to $75,000 for moving expenses, use of a corporate apartment and, in the case of the Chief Executive Officer, a tax “gross up” payment with respect to reimbursement of moving expenses. See “—Employment Agreements” below.

In addition, prior to adopting the 2003 Stock Incentive Plan, we allowed certain employees to purchase shares of restricted stock at a price equal to the fair market value on the date of purchase. The number of shares of restricted stock available for purchase by each employee was determined by the board of directors based upon the employees’ position and expected contribution to us. The restricted stock was subject to a defined vesting period which if not met, resulted in forfeiture of the shares of restricted stock.

Following this offering, we intend to continue to maintain executive benefits and perquisites for officers, however, the Compensation Committee may in its discretion revise, amend or increase named executive officers’ perquisites as it deems advisable. We believe these benefits and perquisites are currently not above median competitive levels for comparable companies and are beneficial in attracting and retaining executive talent.

Retirement Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month following 60 days of employment. The 401(k) plan permits us to make profit sharing contributions to eligible participants, although we currently do not match contributions. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. All employee contributions are 100% vested. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. We believe that offering a 401(k) retirement plan fosters our ability to attract and retain the best possible executive talent.

Role of Executive Officers in Executive Compensation

The Compensation Committee determines the compensation payable to each of the named executive officers as well as the compensation of the members of the board of directors. The Compensation Committee determines the compensation paid to each of our named executive officers, other than with respect to compensation payable to Mr. Wren, based upon advice received from our Chief Executive Officer, Mr. Wren.

Employment Agreements

Effective February 6, 2006, Mr. Wren was appointed our President and Chief Executive Officer and James Hynes, our then President, Chief Executive Officer and Chairman of the Board, assumed the role of Executive Chairman of the Board of Directors. In October 2006, Mr. Hynes’ title was changed to Chairman of the Board of Directors. We entered into an employment agreement with Mr. Wren and subsequently with Messrs. Gavillet, Junkroski, Saboo and Lopez and certain other senior executives. We have not entered into an employment agreement with Mr. Hynes.

The employment agreements for each named executive officer are four years in duration. Each employment agreement provides for an annual salary and a discretionary annual incentive cash bonus and/or equity awards up to 40% of the named executive officer’s base salary during the first year of employment. In subsequent years, the amount of annual incentive cash and/or equity award bonus is subject to determination by our board of directors without limitation on the amount of the award. Each of the agreements provides for a severance payment over a prescribed term in the event the named executive is terminated without cause, including if his duties are materially changed in connection with a change of control. Each agreement also provides that no severance payment is due in the event of termination with cause, which includes termination for willful misconduct, conviction of a felony, dishonesty or fraud. Each agreement further contains an agreement by the named executive officer not to compete with us for a defined term equal in length to the applicable severance payment in the respective employment agreement, which we feel is reasonable and consistent with industry guidelines.

Rian Wren.    We have entered into an employment agreement with Mr. Wren, dated February 6, 2006, under which Mr. Wren has agreed to serve as our President and Chief Executive Officer. The agreement provides that Mr. Wren shall be paid an annual salary of $250,000 for the year ending December 31, 2006 and $275,000 for the year ending December 31, 2007. Effective January 1, 2007, Mr. Wren’s annual salary was adjusted to $300,000. The agreement further entitled Mr. Wren to receive reimbursement of up to $75,000 for moving expenses plus use of a corporate apartment until September 2006, with the amount of the moving expenses “grossed up” to cover federal and state taxes. If Mr. Wren’s employment is terminated by us without cause or terminated by Mr. Wren for good reason, we are obligated to pay to Mr. Wren any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to twelve months’ base salary at the salary rate in effect on the date of termination. If Mr. Wren’s employment is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Mr. Wren any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to twenty-four months’ base salary at the salary rate in effect on the date of termination. In the event Mr. Wren dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Mr. Wren any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through (i) the second anniversary of the date of Mr. Wren’s termination or material change in responsibilities, in the event he is terminated within six months of a change of control or his responsibilities are materially diminished within six month of such change of control or (ii) the first anniversary of the date of Mr. Wren’s termination in the event his employment is terminated in any other circumstance, Mr. Wren is prohibited from directly or indirectly competing with us.

Robert Junkroski.    We have entered into an employment agreement with Mr. Junkroski, dated May 9, 2006, under which Mr. Junkroski has agreed to continue to serve as our Chief Financial Officer. The agreement provides that Mr. Junkroski shall be paid a salary at an initial annual rate of $215,000. Mr. Junkroski’s annual salary was subsequently adjusted to $225,000, pursuant to our Compensation Committee’s performance review. Effective January 1, 2007, Mr. Junkroski’s annual salary was adjusted to $240,000. If Mr. Junkroski’s employment is terminated by us without cause, terminated by Mr. Junkroski for good reason or is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Mr. Junkroski any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to twelve months’ base salary at the salary rate in effect on the date of termination. In the event Mr. Junkroski dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Mr. Junkroski any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through the first anniversary of the date of Mr. Junkroski’s termination, Mr. Junkroski is prohibited from directly or indirectly competing with us.

Ronald Gavillet.    We entered into an employment agreement with Mr. Gavillet, dated May 9, 2006, under which Mr. Gavillet has agreed to continue to serve as Executive Vice President and General Counsel. The agreement provides that Mr. Gavillet shall be paid a salary at an initial rate of $215,000. Mr. Gavillet’s annual salary was subsequently adjusted to $225,000, pursuant to our Compensation Committee’s performance review. Effective January 1, 2007, Mr. Gavillet’s annual salary was adjusted to $240,000. If Mr. Gavillet’s employment is terminated by us without cause, terminated by Mr. Gavillet for good reason or is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Mr. Gavillet any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to twelve months’ base salary at the salary rate in effect on the date of termination. In the event Mr. Gavillet dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Mr. Gavillet any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through the first anniversary of the date of Mr. Gavillet’s termination, Mr. Gavillet is prohibited from directly or indirectly competing with us.

Surendra Saboo.    We entered into an employment agreement with Dr. Saboo, dated May 9, 2006, under which Dr. Saboo has agreed to continue to serve as our Executive Vice President and Chief Operating Officer. The agreement provides that Dr. Saboo shall be paid an annual salary of $215,000 for the year ending December 31, 2006. Effective January 1, 2007, Dr. Saboo’s annual salary was adjusted to $240,000. The agreement further provides that Dr. Saboo shall receive reimbursement of up to $75,000 for moving expenses plus use of a corporate apartment until September 2006. If Dr. Saboo’s employment is terminated by us without cause, terminated by Dr. Saboo for good reason or is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Dr. Saboo any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to twelve months’ base salary at the salary rate in effect on the date of termination. In the event Dr. Saboo dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Dr. Saboo any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through the first anniversary of the date of Dr. Saboo termination, Dr. Saboo is prohibited from directly or indirectly competing with us.

David Lopez.    We entered into an employment agreement with Mr. Lopez, dated November 3, 2006, under which Mr. Lopez has agreed to continue to serve as our Senior Vice President of Sales. The agreement provides that Mr. Lopez shall be paid an annual salary of $155,250 for the year ending December 31, 2006, subject to adjustment no less than annually at the discretion of the board of directors beginning June 2007, but in no event will the base salary be reduced. Mr. Lopez is eligible to receive a quarterly bonus in the form of cash payment and/or equity award, as determined by the board of directors, of up to a quarterly target of $25,000 for 2006 and, for subsequent years, as determined by the board of directors. If Mr. Lopez’s employment is terminated by us without cause, terminated by Mr. Lopez for good reason or is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Mr. Lopez any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to twelve months’ base salary at the salary rate in effect on the date of termination, but in no event less than $185,000. In the event Mr. Lopez dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Mr. Lopez any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through the first anniversary of the date of Mr. Lopez’s termination, Mr. Lopez is prohibited from directly or indirectly competing with us.

2007 Long-Term Equity Incentive Plan

Prior to the completion of this offering, we anticipate adopting the Neutral Tandem, Inc. 2007 Long-Term Equity Incentive Plan. The 2007 Long-Term Equity Incentive Plan provides for grants of stock options, restricted stock, restricted stock units, deferred stock units and other equity-based awards. Directors, officers and other employees of Neutral Tandem and its subsidiaries, as well as others performing services for us, will be eligible for grants under the plan. The purpose of the 2007 Long-Term Equity Incentive Plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility. The following is a summary of the material terms of the 2007 Long-Term Equity Incentive Plan, but does not include all of the provisions of the plan. For further information about the plan, we refer you to the complete copy of the 2007 Long-Term Equity Incentive Plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Administration.    The Compensation Committee will administer the 2007 Long-Term Equity Incentive Plan. Our board of directors also has the authority to administer the plan and to take all actions that the Compensation Committee is otherwise authorized to take under the plan.

Available Shares.    A total of              shares of our common stock, representing approximately         % of our outstanding common stock after the offering, will be available for issuance under the 2007 Long-Term Equity Incentive Plan. The number of shares available for issuance under the 2007 Long-Term Equity Incentive Plan is subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, authorized and unissued or held as treasury shares.

Eligibility.    Directors, officers and employees of Neutral Tandem and its subsidiaries, as well as other individuals performing services for us, will be eligible to receive grants under the 2007 Long-Term Equity Incentive Plan. However, only employees may receive grants of incentive stock options. In each case, the Compensation Committee will select the actual grantees.

Stock Options.    Under the 2007 Long-Term Equity Incentive Plan, the Compensation Committee or the board of directors may award grants of incentive stock options conforming to the provisions of Section 422 of the

Internal Revenue Code, and other, non-qualified stock options. The Compensation Committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 25.0% of the total number of shares authorized under the plan, and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000, determined at the time of grant.

The exercise price of an option granted under the plan may not be less than 100% of the fair market value of a share of common stock on the date of grant, and the exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of Neutral Tandem’s voting power may not be less than 110% of such fair market value on such date.

Unless the Compensation Committee determines otherwise, the exercise price of any option may be paid in any of the following ways:

•	in cash;

•	by delivery of shares of common stock with a fair market value equal to the exercise price; and/or

•	by simultaneous sale through a broker of shares of common stock acquired upon exercise.

If a participant elects to deliver shares of common stock in payment of any part of an option’s exercise price, the Compensation Committee may in its discretion grant the participant a “reload option.” The reload option entitles its holder to purchase a number of shares of common stock equal to the number so delivered. The reload option may also include, if the Compensation Committee chooses, the right to purchase a number of shares of common stock equal to the number delivered or withheld in satisfaction of any of our tax withholding requirements in connection with the exercise of the original option. The terms of each reload option will be the same as those of the original exercised option, except that the grant date will be the date of exercise of the original option, and the exercise price will be the fair market value of the common stock on the date of exercise.

The Compensation Committee will determine the term of each option in its discretion. However, no term may exceed ten years from the date of grant or, in the case of an incentive option granted to a person who owns stock constituting more than 10% of the voting power of us, five years from the date of grant. In addition, all options under the 2007 Long-Term Equity Incentive Plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, us or our subsidiaries. Options generally expire 30 days after the date of cessation of service, so long as the grantee does not compete with us during the 30-day period.

There are, however, exceptions depending upon the circumstances of cessation. In the case of a participant’s death or disability, all options that are exercisable shall remain so for up to 180 days after the date of death or disability, and all options that were not exercisable will terminate upon the date of death or disability. In the case of a participant’s retirement, all options that are exercisable shall remain so for up to 90 days after the date of retirement, and all options that were not exercisable will terminate upon the date of retirement. In each of the foregoing circumstances, the board of directors or the Compensation Committee may elect to accelerate the vesting of unvested options and further extend the applicable exercise period in its discretion. Upon termination for cause, all options will terminate immediately. If we undergo a change in control and a grantee is terminated from service (other than for cause) within one year thereafter, all options will become fully vested and exercisable and remain so for up to one year after the date of termination. In addition, the Compensation Committee has the authority to grant options that will become fully vested and exercisable automatically upon a change in control of us, whether or not the grantee is subsequently terminated.

Restricted Stock.    Under the 2007 Long-Term Equity Incentive Plan, the Compensation Committee may award restricted stock subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. If a participant ceases to be a director, officer or employee of, or to otherwise perform services for, us or our subsidiaries during any period of restriction, all shares of restricted stock on which the restrictions have not lapsed shall be immediately forfeited to us. If, however, the cessation occurs due to death, disability or retirement, the Compensation Committee may elect to provide that all restrictions on shares of restricted stock granted to such participant shall lapse. If we undergo a change in control and a participant is terminated (other than for cause) from being a director, officer or employee of, or otherwise performing services for, us or our subsidiaries within one year after such change in control, all restrictions on shares of restricted stock granted to such participant shall lapse. In addition, the Compensation Committee has the authority to award shares of restricted stock with respect to which all restrictions shall lapse automatically upon a change in control of us, whether or not the participant is subsequently terminated.

Restricted Stock Units; Deferred Stock Units.    Under the 2007 Long-Term Equity Incentive Plan, the Compensation Committee may award restricted stock units subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Each restricted stock unit is equivalent in value to one share of common stock and entitles the grantee to receive one share of common stock for each restricted stock unit at the end of the vesting period applicable to such restricted stock unit. If a participant ceases to be a director, officer or employee of, or to otherwise perform services for, us or our during any period of restriction, all restricted stock units on which the restrictions have not lapsed shall be immediately forfeited to us. If, however, the cessation occurs due to death, disability or retirement, the Compensation Committee may elect to provide that all restrictions on restricted stock units granted to such participant shall lapse. If we undergo a change in control and a participant is terminated (other than for cause) from being a director, officer or employee of, or otherwise performing services for, us or our subsidiaries within one year after such change in control, all restrictions on restricted stock units granted to such participant shall lapse. In addition, the Compensation Committee has the authority to award restricted stock units with respect to which all restrictions shall lapse automatically upon a change in control of us, whether or not the participant is subsequently terminated. Prior to the later of (i) the close of the tax year preceding the year in which restricted stock units are granted or (ii) 30 days of first becoming eligible to participate in the plan (or, if earlier, the last day of the tax year in which the participant first becomes eligible to participate in the plan) and on or prior to the date the restricted stock units are granted, a grantee may elect to defer the receipt of all or a portion of the shares due with respect to the restricted stock units and convert such restricted stock units into deferred stock units. Subject to specified exceptions, the grantee will receive shares in respect of such deferred stock units at the end of the deferral period.

Performance Awards.    Under the 2007 Long-Term Equity Incentive Plan, the Compensation Committee may grant performance awards contingent upon achievement by the grantee, us and/or our subsidiaries or divisions of set goals and objectives regarding specified performance criteria, such as, for example, return on equity, over a specified performance cycle, as designated by the Compensation Committee. Performance awards may include specific dollar-value target awards, performance units, the value of which is established by the Compensation Committee at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of our common stock or other securities.

Unless the Compensation Committee determines otherwise, if a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, us or our subsidiaries prior to completion of a performance cycle due to death, disability or retirement, the grantee will receive the portion of the performance award payable to him or her based on achievement of the applicable performance criteria over the elapsed portion of the performance cycle. If termination of employment or service occurs for any other reason prior to completion of a performance cycle, the grantee will become ineligible to receive any portion of a performance award. If we undergo a change in control, a grantee will earn no less than the portion of the performance award that he or she would have earned if the applicable performance cycle had terminated as of the date of the change in control.

Vesting, Withholding Taxes and Transferability of All Awards.    The terms and conditions of each award made under the 2007 Long-Term Equity Incentive Plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee. Except in limited circumstances, no award under the 2007 Long-Term Equity Incentive Plan may vest and become exercisable within six months of the date of grant, unless the Compensation Committee determines otherwise.

Unless the Compensation Committee determines otherwise, a participant may elect to deliver shares of common stock, or to have us withhold shares of common stock otherwise issuable upon exercise of an option or upon grant or vesting of restricted stock or a restricted stock unit, in order to satisfy our withholding obligations in connection with any such exercise, grant or vesting.

Unless the Compensation Committee determines otherwise, no award made under the 2007 Long-Term Equity Incentive Plan will be transferable other than by will or the laws of descent and distribution or to a grantee’s family member by gift or a qualified domestic relations order, and each award may be exercised only by the grantee, his or her qualified family member transferee, or any of their respective executors, administrators, guardians, or legal representatives.

Amendment and Termination of the 2007 Long-Term Equity Incentive Plan.    The board of directors may amend or terminate the 2007 Long-Term Equity Incentive Plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with NASDAQ listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the 2007 Long-Term Equity Incentive Plan without the affected participant’s consent. If not previously terminated by the board of directors, the 2007 Long-Term Equity Incentive Plan will terminate on the tenth anniversary of its adoption.

Compensation Mix

The Compensation Committee carefully determines the mix of compensation, both among short and long-term compensation and cash and non-cash compensation, to determine compensation structures that we believe are appropriate for each of our named executive officers. We use short-term compensation (base salaries and annual cash bonuses) and long-term compensation (options and restricted stock awards) to encourage long-term growth in shareholder value and further our additional objectives discussed above. See “—Overview.” Prior to the completion of this offering, we intend to adopt the Neutral Tandem, Inc. 2007 Long-Term Incentive Plan to improve our ability to continue to offer long-term compensation in the future. See —“2007 Long-Term Equity Incentive Plan” above. The mix of cash and non-cash compensation may sometimes be adjusted to reflect an individual’s need for current cash compensation. Base salary will typically constitute a minority position of the total compensation of our named executive officers. We set some salary to provide adequate compensation to support a reasonable standard of living, so that our named executive officers are prepared to have “at risk” compensation awarded under our 2003 Stock Incentive Plan. The summary compensation table below illustrates the long and short-term and cash and non-cash components of compensation.

Summary Compensation Table

The following Summary Compensation Table summarizes our estimate of the total compensation awarded to our CEO, CFO and other named executive officers in 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
James Hynes Chairman of the Board (former Chief Executive Officer)	2006	$83,077	$—	$—	$8,765	$—	$91,842
Rian Wren Chief Executive Officer	2006	221,154	100,000	—	198,291	118,554	637,999
Robert Junkroski Chief Financial Officer	2006	220,169	90,300	—	6,672	—	317,141
Ronald Gavillet Executive Vice President and General Counsel	2006	220,169	90,300	—	6,672	—	317,141
Surendra Saboo Chief Operating Officer and Executive Vice President	2006	136,443	65,000	—	52,037	14,659	268,139
David Lopez Senior Vice President—Sales	2006	152,524	93,388	—	3,740	—	249,652

(1)	Reflects the grant date fair value calculated in accordance with FAS 123(R). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation” and note 3 to the Consolidated Financial Statements for a discussion of the relevant assumptions used in calculating the grant date fair value pursuant to FAS 123(R).
(2)	Mr. Wren’s “All Other Compensation” consists of reimbursement for moving expenses and use of a corporate apartment from February until September 2006, with the amount of the moving expenses “grossed-up” to cover federal and state taxes. Dr. Saboo’s “All Other Compensation” consists primarily of reimbursement of approximately $13,926 for moving expenses and use of a corporate apartment from May until September 2006. Consistent with our emphasis on performance-based pay, perquisites are limited in scope.

Grants of Plan-Based Awards

During 2006, we granted awards to our CEO, CFO and other named executive officers pursuant to our 2003 Stock Incentive Plan. Information with respect to each of these awards, including estimates regarding future payouts during the relevant performance period under each of these awards on a grant by grant basis, is set forth in the table below. For more information, see “—Elements of Compensation” above.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
James Hynes	10/11/06	—	70,000	$3.68	$156,471
Rian Wren	2/6/06	—	864,000	1.17	557,366
	10/11/06	—	250,000	3.68	558,825
Robert Junkroski	8/29/06	—	50,000	2.56	78,150
Ronald Gavillet	8/29/06	—	50,000	2.56	78,150
Surendra Saboo	5/9/06	—	325,000	1.33	259,610
	8/29/06	—	75,000	2.56	117,225
David Lopez	10/23/06	—	35,000	3.68	78,236

Outstanding Equity Awards at Fiscal Year End

The following table summarizes equity awards granted to our CEO, CFO and other named executive officers that were outstanding at the end of fiscal 2006.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
	Exercisable	Unexercisable
James Hynes	—	70,000	$3.68	October 11, 2016	13,340	$49,091
Rian Wren	—	864,000	1.17	February 6, 2016	—	—
		250,000	3.68	October 11, 2016
Robert Junkroski	—	50,000	2.56	August 29, 2016	172,400	634,932
Ronald Gavillet	—	50,000	2.56	August 29, 2016	—	—
Surendra Saboo	—	325,000	1.33	May 8, 2016	—	—
		75,000	2.56	August 29, 2016
David Lopez	—	35,000	3.68	October 23, 2016	77,600	129,168

(1)	Market value calculated at a per share price of $3.68.

Option Exercises and Stock Vested

With respect to our CEO, CFO and other named executive officers, the following table provides information concerning restricted stock awards that vested during 2006. No stock options were exercised in 2006.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
James Hynes	6,670	$24,546
Rian Wren	—	—
Robert Junkroski	156,400	575,552
Ronald Gavillet	108,000	397,440
Surendra Saboo	—	—
David Lopez	56,350	207,368

(1)	Market value calculated at a per share price of $3.68.

Potential Payments Upon Termination

In the event a named executive officer was terminated (i) by the Company without cause or (ii) by the named executive officer for good reason, such officer would be entitled to (a) cash payments of any unpaid base salary through the date of termination and any accrued vacation pay and severance pay equal to 12 months’ base salary (except in the case of Mr. Hynes) and (b) in certain cases, accelerated vesting of outstanding stock options and restricted stock, as the case may be.

Cash Severance

If a named executive officer was terminated as set forth above at December 31, 2006, the following individuals would be entitled to cash payments in the amounts set forth opposite their name in the table below:

Name	Cash Severance (1)
James Hynes	None
Rian Wren	$250,000
Robert Junkroski	$225,000
Ronald Gavillet	$225,000
Surendra Saboo	$215,000
David Lopez	$185,000

(1)	Amounts do not include any accrued and unpaid salary and any accrued vacation pay.

Equity Awards

If a named executive officer was terminated as set forth above at December 31, 2006, the applicable officer could be entitled to accelerated vesting of his outstanding stock options or restricted stock, as the case may be, as set forth opposite their name in the table below:

Name	Value of Equity Awards: Termination Without Cause or for Good Reason
James Hynes	No accelerated vesting.
Rian Wren	349,440 options become vested at an exercise price of $1.17 per share.
Robert Junkroski	No accelerated vesting.
Ronald Gavillet	No accelerated vesting.
Surendra Saboo	85,020.83 options become vested at an exercise price of $1.33 per share.
David Lopez	No accelerated vesting.

Potential Payments Upon a Change of Control and Termination

Equity Awards

Following a change of control at December 31, 2006, the following named executive officers could be entitled to accelerated vesting of their outstanding stock options or restricted stock, as the case may be, as set forth opposite their name in the table below:

Name	Value of Equity Awards: In Connection with Change of Control
James Hynes	70,000 options become vested at exercise price of $3.68 per share.
Rian Wren	432,000 options become vested at an exercise price of $1.17 per share. 125,000 options become vested at an exercise price of $3.68 per share.
Robert Junkroski	Restrictions lapse with respect to 86,200 shares of common stock. 25,000 options become vested at an exercise price of $2.56 per share.
Ronald Gavillet	25,000 options become vested at an exercise price of $2.56 per share.
Surendra Saboo	162,500 options become vested at an exercise price of $1.33 per share. 37,500 options become vested at an exercise price of $2.56 per share.
David Lopez	Restrictions lapse with respect to 38,800 shares of common stock.

A “change of control” is defined as any transaction or series of related transactions whether by consolidation, merger, sale or issuance of equity securities, or sale or transfer of all or substantially all of our assets, or otherwise, that results in our equity holders immediately prior to such transaction or series of transactions owning less than 50% of the equity or voting power of the surviving entity, or controlling less than 50% of our assets, thereafter.

In the event the following named executive officers are terminated in connection with a change of control, certain of their unvested options and restricted stock will be accelerated as set forth below:

Mr. Wren. In the event Mr. Wren is terminated without “cause” (as defined in his employment agreement) within six months following a change of control, the balance of his unvested options will become fully vested, which at December 31, 2006 would result in (i) an additional 432,000 options vesting at an exercise price of $1.17 per share and (ii) an additional 125,000 options vesting at an exercise price of $3.68 per share.

Mr. Junkroski. In the event (i) Mr. Junkroski’s employment is terminated without “cause” (as defined in his restricted stock agreements) or he leaves in connection with a constructive termination during the 60-day period prior to a change of control or (ii) Mr. Junkroski is not employed by the successor corporation, he is terminated without cause or he leaves in connection with a constructive termination within 12 months following such change of control, then, in either case, the restrictions will lapse with respect to the balance of his restricted stock, which at December 31, 2006 would result in restrictions lapsing with respect to 86,200 shares. In addition, in the event Mr. Junkroski is terminated without “cause” (as defined in his employment agreement) within six months following a change of control, the balance of his unvested options will become fully vested, which at December 31, 2006 would result in an additional 25,000 options vesting at an exercise price of $2.56 per share.

Mr. Gavillet. In the event Mr. Gavillet is terminated without “cause” (as defined in his employment agreement) within six months following a change of control, the balance of his unvested options will become fully vested, which at December 31, 2006 would result in an additional 25,000 options vesting at an exercise price of $2.56 per share.

Dr. Saboo. In the event Dr. Saboo is terminated without “cause” (as defined in his employment agreement) within six months following a change of control, the balance of his unvested options will become fully vested, which at December 31, 2006 would result in (i) an additional 162,500 options vesting at an exercise price of $1.33 per share and (ii) an additional 37,500 options vesting at an exercise price of $2.56 per share.

Mr. Lopez. In the event (i) Mr. Lopez’s employment is terminated without “cause” (as defined in his restricted stock agreements) or he leaves in connection with a constructive termination during the 60-day period prior to a change of control or (ii) Mr. Lopez is not employed by the successor corporation, he is terminated without cause or he leaves in connection with a constructive termination within 12 months following such change of control, then, in either case, the restrictions will lapse with respect to the rest of his restricted stock, which at December 31, 2006 would result in restrictions lapsing with respect to 38,800 shares.

Cash Severance

Following a change in control and the named executive officer is either terminated by the surviving company or his or her responsibilities are materially diminished within six months by the surviving company at December 31, 2006, the following individuals would be entitled to cash payments in the amounts set forth opposite their name in the table below:

Name	Cash Severance (1)
James Hynes	None
Rian Wren	$500,000
Robert Junkroski	$225,000
Ronald Gavillet	$225,000
Surendra Saboo	$215,000
David Lopez	$185,000

(1)	Amounts do not include any accrued and unpaid salary and any accrued vacation pay.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-Qualified Deferred Compensation

None of named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans us. The Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests. See “—Elements of Compensation—Retirement Plan” for a description of the 401(k) retirement plan which we maintain.

Director Compensation and Benefits

Beginning in 2007, Mr. Hynes will receive an annual retainer fee of $60,000 payable on a quarterly basis. Mr. Ingeneri and Mr. Hawk will receive an annual retainer fee of $25,000, respectively, payable on a quarterly basis. As chairman of the Audit Committee, Mr. Ingeneri will receive an additional annual retainer fee of $15,000. This fee is greater than that received by other committee chairs due to the substantially greater time and responsibility demands made upon the Audit Committee chairman. As chairman of the Corporate Governance and Nominating Committee, Mr. Hawk will receive an additional annual retainer fee of $7,500. In addition, in 2006 each director received options to purchase 70,000 shares of common stock, other than Mr. Wren who received options to purchase 250,000 shares. Such options vest ratably over a four-year period at an exercise price of $3.68 per share.

Director compensation is reviewed annually by the Compensation Committee and, except as described above, paid approximately quarterly.

The following table summarizes our estimate of the compensation that our directors earned for services as members of the board of directors or any committee thereof during 2006, including amounts for meetings through December 31, 2006.

Name	Fees Earned or Paid in Cash($)(1)	Stock Awards($)	Option Awards($)(1)	Non-equity Incentive Plan Compensation($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation($)	Total($)
James Hynes	$—	$—	$8,785	$—	$—	$—	$68,785
Rian Wren	—	—	$198,291	—	—	—	$198,291
Dixon Doll	—	—	$8,785	—	—	—	$8,785
Peter Barris	—	—	$8,785	—	—	—	$8,785
Robert Hawk	—	—	$8,785	—	—	—	$41,285
Lawrence Ingeneri	—	—	$8,785	—	—	—	$48,785

(1)	Value of the annual grant of options to purchase 70,000 shares (250,000 shares in the case of Mr. Wren) of common stock (options generally have a ten year term). Equal to the grant date fair value calculated in accordance with FAS 123(R). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” and note 3 to the Consolidated Financial Statements included elsewhere in this prospectus, for a discussion of the relevant assumptions used in calculating the grant date fair value pursuant to FAS 123(R). Stock option grants are made throughout the year and are generally tied to Compensation Committee meetings.

In addition, directors are reimbursed for their business expenses related to their attendance at board and committee meetings, including room, meals and transportation to and from board and committee meetings (e.g., commercial flights, cars and parking).

Limitations on Liability and Indemnification Matters

Our certificate of incorporation that will be in effect upon completion of this offering will limit the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation will provide that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	any breach of the director’s duty of loyalty to us or our shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which related to unlawful payments or dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, the certificate of incorporation will provide that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition to the indemnification provided for in our certificate of incorporation, we may enter into separate indemnification agreements with each of our directors and named executive officers which is broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ and Officers’ Insurance

We currently maintain a directors’ and officers’ liability insurance policy that provides our directors and officers with liability coverage relating to certain potential liabilities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Amended and Restated Stockholders’ Agreement

We are party to an Amended and Restated Stockholders’ Agreement, as may be further amended, among DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners, II-B, L.P., Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, James P. Hynes, Robert Hawk, Ed Greenberg, Joseph Onstott, Elizabeth Ann Petty, Doreen Kluber, Louise D’Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, Robert C. Atkinson, David Weisman, Joseph Tighe, Robert M. Junkroski, Lawrence M. Ingeneri, C. Ann Brown, John Barnicle and Ronald W. Gavillet (collectively, the “Investors”) and certain of our existing common stockholders at such time, or the “Common Holders,” pursuant to which our stockholders have agreed that, they will nominate and use their reasonable best efforts to set the number of our directors at five and to cause to be elected and cause to remain as directors on our board:

•	two directors designated by the holders of a majority of the common stock (voting together as a single class);

•	two directors, one who shall be designated by DCM III, L.P. or its affiliates, and one who shall be designated by New Enterprise Associate 10, Limited Partnership or its affiliates; and

•	one independent director designated by mutual agreement of, on the one hand, the holders of a majority of the preferred stock (voting together as a single class), and on the other hand, the holders of a majority of the common stock (voting together as a single class).

No stockholder will be allowed to transfer any shares of preferred stock or common stock owned by such shareholder other than pursuant to a qualified initial public offering, to a family member or trust for the benefit of an individual shareholder or a member or members of such shareholder’s family or pursuant to our right of first refusal and the Investors may transfer shares of preferred stock or shares of common stock issued to such Investor upon conversion of preferred stock. Any transfer of common stock by a Common Holder is subject to our right of first refusal. If we do not exercise such right of first refusal with respect to any or all such shares of common stock, the Investors may then exercise a secondary right of refusal with respect to such shares of common stock.

We have also granted to each Investor preemptive rights to purchase its proportionate percentage of any new securities we may issue from time to time. Any securities offered to the public pursuant to a registration statement under the Securities Act will not trigger the Investors’ preemptive rights.

The Stockholders’ Agreement will terminate upon the closing of this offering.

Second Amended and Restated Registration Rights Agreement

We are party to a Second Amended and Restated Registration Rights Agreement with the Investors and the Common Holders. Assuming no exercise of the underwriters’ over-allotment option, the selling shareholders are offering an aggregate of              shares of our common stock for sale in this offering. Immediately after this offering, assuming no exercise of the underwriters’ over-allotment option, these shareholders will hold an aggregate of shares of              our common stock, with respect to              of which we will continue to have registration obligations under the Second Amended and Restated Registration Rights Agreement until these shares cease to be registrable securities, as described below.

At any time beginning six months following this offering, the Investors holding not less than 30% of the issued and outstanding shares of our preferred stock have the right to require, subject to certain conditions, that we register the resale of shares of our common stock held by them. We are required to include in such registration all registrable securities held by any Investor. We are not required to effect more than two registrations on Form S-1 and not more than two registrations on Form S-3 during any calendar year.

The Investors and the Common Holders also have piggyback rights, subject to certain conditions and exceptions, to include the resale of their shares on any registration statement we file with respect to an offering of securities.

We have agreed to pay the registration expenses of the stockholders selling their shares of our common stock pursuant to the Second Amended and Restated Registration Rights Agreement (including the registration expenses of the selling shareholders in this offering), including, but not limited to, the payment of federal securities law and state blue sky registration fees and the reasonable fees and expenses of legal counsel to the holders of shares subject to the Second Amended and Restated Registration Rights Agreement and fees and disbursements to underwriters. We have agreed to indemnify selling shareholders for certain violations of federal or state securities laws in connection with any registration statement in which such selling shareholders sell shares of our common stock pursuant to the Second Amended and Restated Registration Rights Agreement. Each such selling shareholder in turn has agreed to indemnify us and any other selling shareholder for federal or state securities law violations that occur in reliance upon written information provided by it for use in a registration statement.

The parties to the Second Amended and Restated Registration Rights Agreement agree that, during a period specified by us and an underwriter of common stock, such period not to exceed 180 days, following the effective date of a registration statement filed by us, such shareholder shall not sell, offer to sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of any of our securities held by such shareholder at any time during such period except common stock included in such registration.

As to each party to the Second Amended and Restated Registration Rights Agreement, the shares held by such party have registration rights under the Second Amended and Restated Registration Rights Agreement until the earlier of the fifth anniversary of this offering or the date on which all such shares have been sold.

Board of Directors, Management Rights Agreements and Observation Rights Agreements

Dr. Dixon Doll has served as a member of our board of directors since 2003, and is the co-founder of DCM, an affiliate of DCM III, L.P., DCM III-A, L.P. and DCM Affiliates Fund III, L.P., significant shareholders of Neutral Tandem.

Mr. Peter Barris has served as a member of our board of directors since 2003, and is currently the Managing General Partner of NEA, an affiliate of New Enterprise Associates 10, Limited Partnership and NEA Ventures 2003, Limited Partnership, significant shareholders of Neutral Tandem.

We are party to a Management Rights Agreement with DCM III, L.P., DCM III-A, L.P. and DCM Affiliates Fund III, L.P. and a Management Rights Agreement with New Enterprise Associates 10, Limited Partnership. Each Management Rights Agreement provides that the counterparties are entitled to: (i) consult with and advise our management on significant business issues and regularly meet with management, (ii) examine our books and records and inspect facilities at reasonable times; and (iii) if such counterparty is not represented on our board of directors, receive copies of all notices, minutes, consents and other material provided to directors, except, among other things, highly confidential proprietary information. New Enterprise Associates 10, Limited Partnership is also afforded board observation rights to the extent it is not represented on our board of directors. The Management Rights Agreements shall terminate upon the consummation of this offering.

We are also party to Observation Rights Agreements with each of (i) Mesirow Capital Partners VIII, L.P., (ii) Montagu Newhall Global Partners II, L.P. and (iii) Wasatch Small Capital Growth Fund, Wasatch Ultra

Growth Fund and Wasatch Global Science & Technology Fund. Each Observation Rights Agreement provides that, subject to certain limitations, we permit one representative of each counterparty to attend all meetings of our board of directors in a non-voting observer capacity and give such counterparty copies of all notices, minutes, consents and other material provided to directors, except, among other things, to protect highly confidential proprietary information. The Observation Rights Agreements shall terminate upon the consummation of this offering.

Sale of Unregistered Securities

On February 2, 2006, we entered into a Stock Purchase Agreement with DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners, II-B, L.P., Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, Robert Hawk, Ed Greenberg, Paul W. Chisholm, Joseph Tighe, Lawrence M. Ingeneri and John Barnicle, for the sale of 1,909,947 shares of Series C Preferred Stock for $6.2829 per share for an aggregate purchase price of $12,000,006.01.

On November 2, 2006, Dixon Doll purchased a total of 70,000 shares of common stock for $3.68 per share for an aggregate purchase price of $257,600.

Insurance

Mesirow Insurance Services, Inc., an affiliate of our stockholder, Mesirow Capital Partners VIII, L.P., has provided us with insurance brokerage services since our inception.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately              shares of common stock to our directors, officers, employees, business associates and related persons of Neutral Tandem, Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these parties purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Rule 10b5-1 Trading Plans

Contemporaneously with the pricing and closing of this offering, certain of our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from such director or executive officer. Such sales would not commence until expiration of the applicable lock-up agreements entered into in connection with this offering. Any director or executive officer party to such plan may amend or terminate it in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our outstanding capital stock as of January 17, 2007, by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock (assuming conversion of all of our outstanding preferred stock);

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each of the selling shareholders, which consist of the entities and individuals shown as having shares listed in the column “Number of Common Shares Being Offered.”

The column entitled “Percentage of Shares Beneficially Owned—Before this Offering” is based on shares of common stock outstanding as of January 17, 2007, assuming conversion of all outstanding shares of convertible preferred stock. The column entitled “Percentage of Shares Beneficially Owned (as converted)—After this Offering” is based on shares of common stock to be outstanding after this offering, including the              shares that we are selling in this offering, but not including any shares issuable upon exercise of warrants or options other than warrants to be exercised by certain selling stockholders.

For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of January 17, 2007 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the street address of a beneficial owner is c/o Neutral Tandem, Inc., One South Wacker Drive, Suite 200, Chicago, Illinois 60606.

Name and Address of Beneficial Owner	Class	Number of Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered	Number of Shares Beneficially Owned After this Offering	Percentage of Common Shares Beneficially Owned (as converted)
					Before this Offering	After this Offering
Holders of more than 5% of our voting securities
DCM III, L.P. and related entities(1)	Series A Preferred	4,000,000			31.89%
c/o Doll Capital Management	Series B-1 Preferred	2,227,472
2420 Sand Hill Road	Series B-2 Preferred	525,235
Suite 200	Series C Preferred	477,487
Menlo Park, CA 94025	Common	229,840

New Enterprise Associates 10, LP and NEA	Series A Preferred	3,723,000			29.82%
Ventures 2003, Limited Partnership(2)	Series B-1 Preferred	2,227,472
1119 St. Paul Street	Series B-2 Preferred	525,235
Baltimore, MD 21202	Series C Preferred	477,487
	Common	—

James P. Hynes and related entities(3)	Series A Preferred	1,000,000			9.00%
c/o Hynes Capital Resources	Series B-1 Preferred	168,839
115 Meadow Road	Series B-2 Preferred	39,812
Riverside, CT 06878	Series C Preferred	—
	Common	890,680

Mesirow Capital Partners VIII, L.P.	Series A Preferred	—			5.65%
c/o Mersirow Financial Services	Series B-1 Preferred	944,988
350 N. Clark Street	Series B-2 Preferred	222,827
Chicago, IL 60610	Series C Preferred	149,980
	Common	—

Name and Address of Beneficial Owner	Class	Number of Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered	Number of Shares Beneficially Owned After this Offering	Percentage of Common Shares Beneficially Owned (as converted)
					Before this Offering	After this Offering
Directors and named executive officers
Dixon Doll(1)	Series A Preferred	4,000,000			31.89%
	Series B-1 Preferred	2,227,472
	Series B-2 Preferred	525,235
	Series C Preferred	477,487
	Common	205,840

Peter J. Barris(2)	Series A Preferred	3,723,000			29.82%
	Series B-1 Preferred	2,227,472
	Series B-2 Preferred	525,235
	Series C Preferred	477,487
	Common	—

James P. Hynes(3)	Series A Preferred	1,000,000			9.00%
	Series B-1 Preferred	168,839
	Series B-2 Preferred	39,812
	Series C Preferred	—
	Common	890,680

Ronald Gavillet(4)	Series A Preferred	—			3.71%
	Series B-1 Preferred	337
	Series B-2 Preferred	79
	Series C Preferred	—
	Common	864,000

Robert M. Junkroski(5)	Series A Preferred	—			2.68%
	Series B-1 Preferred	337
	Series B-2 Preferred	79
	Series C Preferred	—
	Common	625,600

Robert C. Hawk(6)	Series A Preferred	100,000			1.23%
	Series B-1 Preferred	84,373
	Series B-2 Preferred	19,895
	Series C Preferred	4,000
	Common	80,000

David Lopez	Series A Preferred	—			*
	Series B-1 Preferred	—
	Series B-2 Preferred	—
	Series C Preferred	—
	Common	225,400

Rian J. Wren	Series A Preferred	—			1.29%
	Series B-1 Preferred	—
	Series B-2 Preferred	—
	Series C Preferred	—
	Common	303,972

Surendra Saboo	Series A Preferred	—			—
	Series B-1 Preferred	—
	Series B-2 Preferred	—
	Series C Preferred	—
	Common	—

Lawrence M. Ingeneri	Series A Preferred	—			—
	Series B-1 Preferred	6,749
	Series B-2 Preferred	1,591
	Series C Preferred	636
	Common	—
All directors and executive officers as a group (10 persons)	Common	18,805,607			79.61%

*	Less than 1%.

(1)	Consists of (a) 135,840 shares of common stock held by The Dixon and Carol Doll Family Trust, (b) 6,723,543 shares of common stock issuable upon the automatic conversion of 3,719,703 shares of Series A preferred stock, 2,071,383 shares of Series B-1 preferred stock, 488,430 shares of Series B-2 preferred stock and 444,027 shares of Series C preferred stock upon completion of this offering held by DCM III, L.P., (c) 178,145 shares of common stock issuable upon the automatic conversion of 98,556 shares of Series A preferred stock, 54,883 shares of Series B-1 preferred stock, 12,941 shares of Series B-2 preferred stock and 11,765 shares of Series C preferred stock upon completion of this offering held by DCM III-A, L.P., (d) 328,506 shares of common stock issuable upon the automatic conversion of 181,741 shares of Series A preferred stock, 101,206 shares of Series B-1 preferred stock, 23,864 shares of Series B-2 preferred stock and 21,695 shares of Series C preferred stock upon completion of this offering held by DCM Affiliates Fund III, L.P. and (e) 70,000 shares of common stock owned by Dr. Doll. Dr. Doll is the managing member of the general partner of the limited partnerships that directly hold such shares, and as such, he may be deemed to share voting and investment power with respect to such shares. Dr. Doll disclaims beneficial ownership with respect to such shares held by the named entities and trusts except to the extent of his proportionate pecuniary interest therein, if any.
(2)	Consists of (a) 6,930,194 shares of common stock issuable upon the automatic conversion of 3,700,000 shares of Series A preferred stock, 2,227,472 shares of Series B-1 preferred stock, 525,235 shares of Series B-2 preferred stock and 477,487 shares of Series C preferred stock upon completion of this offering held by New Enterprise Associates 10, LP and (b) 23,000 shares of common stock issuable upon the automatic conversion of 23,000 shares of Series A preferred stock upon completion of this offering held by NEA Ventures 2003, Limited Partnership. Mr. Barris is a general partner of the general partner of the limited partnerships that directly hold such shares, and as such, he may be deemed to share voting and investment power with respect to such shares. Mr. Barris disclaims beneficial ownership with respect to such shares held by the named entities except to the extent of his proportionate pecuniary interest therein, if any.
(3)	Consists of (a) 350,680 shares of common owned by Mr. Hynes, (b) 1,208,651 shares of common stock issuable upon the automatic conversion of 1,000,000 shares of Series A preferred stock, 168,839 shares of Series B-1 preferred stock and 39,812 shares of Series B-2 preferred stock upon completion of this offering held by Mr. Hynes, (c) 270,000 shares of common stock owned by the Irrevocable Trust f/b/o Alanna Marie Hynes, dated June 30, 2003 and (d) 270,000 shares of common stock owned by the Irrevocable Trust f/b/o Katherin Vance Hynes, dated June 30, 2003. Mr. Hynes disclaims beneficial ownership with respect to such shares held by the named trusts except to the extent of his proportionate pecuniary interest therein, if any.
(4)	Consists of (a) 464,000 shares of common owned by Mr. Gavillet, (b) 400,000 shares owned by the Gavillet Grantor Annuity Trust, (c) 416 shares of common stock issuable upon the automatic conversion of 337 shares of Series B-1 preferred stock and 79 shares of Series B-2 preferred stock upon completion of this offering held by Mr. Gavillet. The amount of common stock shown in the table does not includes shares of our common stock held by a limited liability company in which Mr. Gavillet holds an equity interest. Mr. Gavillet disclaims beneficial ownership with respect to such shares held by such limited liability company and the named trust except to the extent of his proportionate pecuniary interest therein, if any.
(5)	Consists of (a) 575,600 shares of common owned by Mr. Junkroski, (b) 416 shares of common stock issuable upon the automatic conversion of 337 shares of Series B-1 preferred stock and 79 shares of Series B-2 preferred stock upon completion of this offering held by Mr. Junkroski, (c) 20,000 shares of common owned by The Jonathan B. Junkroski Trust, (d) 20,000 shares of common owned by The Julia K. Junkroski Trust and (e) 10,000 shares of common owned by Charles and Janine Junkroski, as joint tenants. Mr. Junkroski disclaims beneficial ownership with respect to such shares held by his named children, parents and trusts except to the extent of his proportionate pecuniary interest therein, if any.
(6)	Consists of (a) 77,000 shares of common owned by Mr. Hawk, (b) 1,000 shares owned by Michael Hawk, (c) 500 shares of common owned by Sharon van Alstine, (d) 500 shares of common owned by Stephanie Hawk, (e) 500 shares of common owned by Christopher Hawk, (f) 500 shares of common owned by R. Casey Hawk and (g) 208,268 shares of common stock issuable upon the automatic conversion of 100,000 shares of Series A preferred stock, 84,373 shares of Series B-1 preferred stock, 19,895 shares of Series B-2 preferred stock and 4,000 shares of Series C preferred stock upon completion of this offering held by Mr. Hawk. Mr. Hawk disclaims beneficial ownership with respect to such shares held by his named children except to the extent of his proportionate pecuniary interest therein, if any.

THE RECLASSIFICATION

Prior to this offering, we had four series of convertible preferred stock outstanding, designated as Series A, Series B-1, Series B-2 and Series C. Our outstanding series of preferred stock generally differ with respect to liquidation preference. Contingent upon consummation of this offering, each series of our preferred stock will be reclassified into common stock. All of our existing preferred stockholders will receive shares of common stock in the reclassification. The number of shares of common stock that will be issued as a result of the reclassification of our existing classes of preferred stock will be determined by dividing (i) the applicable original issue price for each share of preferred stock of each series by (ii) the applicable series conversion price as specified in our certificate of incorporation in effect prior to this offering.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of 28,500,000 shares of common stock, par value $0.01 per share, and 18,414,927 shares of preferred stock, par value $0.01 per share. As of January 17, 2007, we had issued and outstanding:

•	5,319,434 shares of common stock, held by 31 stockholders of record;

•	9,000,000 shares of Series A convertible preferred stock, held by 16 stockholders of record;

•	5,737,416 shares of Series B-1 convertible preferred stock, held by 23 stockholders of record;

•	1,352,867 shares of Series B-2 convertible preferred stock, held by 23 stockholders of record; and

•	1,909,947 shares of Series C convertible preferred stock, held by 17 stockholders of record.

Our authorized capital stock after the completion of this offering will be              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share. After completion of this offering,              shares of our common stock and no shares of our preferred stock will be issued and outstanding. The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and restated bylaws is a summary. The description below is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and restated bylaws, which have been filed as exhibits to the registration statement, which includes this prospectus.

Common Stock

The issued and outstanding shares of our common stock are, including the shares of our common stock being offered by the selling shareholders in this offering, validly issued, fully paid, and nonassessable. Holders of shares of our outstanding common stock are entitled to receive dividends if and when declared by our board of directors. Our common stock is neither redeemable nor convertible. Upon our liquidation, dissolution, or winding up, holders of shares of our common stock are entitled to receive, pro rata, our assets that are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Our restated bylaws do not allow for cumulative voting in the election of directors.

Preferred Stock

Our amended and restated certificate of incorporation authorizes the issuance of              shares of preferred stock. Our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designation, preferences and relative, participating, optional or other special rights and such qualifications, limitations, or restrictions as provided in a resolution or resolutions adopted by our board of directors.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

After completion of this offering,              shares of our common stock will be issuable upon exercise of outstanding options, of which              are currently exercisable, and an additional              shares of our common stock will be reserved for issuance under our equity incentive plans. See “Compensation Discussion and Analysis.” Each of these options includes a cashless exercise feature and the holders thereof are entitled to the adjustments to the number of shares of common stock issuable upon exercise of the options in the event of the occurrence of specified anti-dilution events.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Restated Bylaws

Effect of Delaware Anti-Takeover Statute.    Upon completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a merger or other business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to certain exclusions; or

•	on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the Delaware General Corporation Law defines an “interested stockholder” as:

•	any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation;

•	any entity or person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

•	the affiliates or associates of any such entities or persons.

The provisions of Section 203 of the Delaware General Corporation Law described above could have the following effects, among others:

•	delaying, deferring or preventing a change in our control;

•	delaying, deferring or preventing the removal of our existing management;

•	deterring potential acquirers from making an offer to our shareholders; and

•	limiting any opportunity of our shareholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirers.

This could be the case even if a majority of our shareholders might benefit from a change of control or offer.

Amended and Restated Certificate of Incorporation and Restated Bylaw Provisions.    Upon the completion of this offering, our amended and restated certificate of incorporation and restated bylaws will include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are summarized in the following paragraphs.

Classified Board of Directors.    Our amended and restated certificate of incorporation and restated bylaws will provide for our board to be divided into three classes of directors serving staggered, three-year terms, with one-third of the board of directors being elected each year. The classification of the board has the effect of requiring at least two annual shareholder meetings, instead of one, to replace a majority of the members of the board of directors. Our classified board, together with certain other provisions of our amended and restated certificate of incorporation and restated bylaws authorizing the board of directors to fill vacant directorships, may prevent or delay shareholders from removing incumbent directors and simultaneously gaining control of the board of directors by filling vacancies created by that removal with their own nominees.

Removal of Directors by the Shareholders.    Our amended and restated certificate of incorporation and restated bylaws provide that the shareholders may remove directors only for cause. We believe that the removal of directors by the shareholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.

Special Meetings of Shareholders.    Our restated bylaws will provide that special meetings of our shareholders may be called only by our Chairman of the Board of Directors or our President or our board of directors.

No Shareholder Action by Written Consent.    Our amended and restated certificate of incorporation and restated bylaws will preclude shareholders from initiating or effecting any action by written consent and thereby taking actions opposed by the board.

Notice Procedures.    Our restated bylaws will establish advance notice procedures with regard to all shareholder proposals to be brought before meetings of our shareholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or restated bylaws. These procedures provide that notice of such shareholder proposals must be timely given in writing to our Secretary prior to the meeting. In general, notice of a shareholder proposal or a director nomination for an annual meeting of shareholders must be delivered to us at our executive offices not less than 120 days prior to the date of the meeting. The shareholder’s notice also must contain specified information and conform to certain requirements, as set forth in our restated bylaws. If the presiding officer at any meeting of shareholders determines that a shareholder proposal or director nomination was not made in accordance with the restated bylaws, we may disregard the proposal or nomination. These provisions may preclude a nomination for the election of directors or preclude the conduct of business at a particular annual meeting if the proper procedures are not followed. Furthermore, these provisions may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of the solicitation or attempt might be beneficial to us and our shareholders.

Other Anti-Takeover Provisions.    See “Compensation Discussion and Analysis—Elements of Compensation” for a discussion of certain provisions of our benefits plans which may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals.

Listing

We intend to apply to have our common stock listed on the NASDAQ Global Market under the symbol “TNDM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                     .

SHARES ELIGIBLE FOR FUTURE SALE

Sale of Restricted Shares

Following this offering, we will have              shares of common stock outstanding. All the shares we sell in this offering, including shares sold in the over-allotment option, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144 described below.

The remaining              shares of common stock outstanding following this offering will be “restricted securities” as the term is defined under Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption under Rule 144 or Rule 701 under the Securities Act, as summarized below.

Taking into account the lock-up agreements described below, and assuming Morgan Stanley & Co. Incorporated does not release shareholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	on the date of this prospectus, shares sold in this offering will be immediately available for sale in the public market (and additional shares if the underwriters exercise their over-allotment option in full), unless held or acquired by affiliates;

•	on the date of this prospectus, shares will be freely transferable under Rule 144(k);

•	90 days after the date of this prospectus, approximately shares will be eligible for sale pursuant to Rule 144 and Rule 701, of which will be subject to volume, manner of sale and other limitations under Rule 144; and

•	180 days after the date of this prospectus, as such period may be extended as described below, approximately shares will be eligible for sale, of which will be subject to volume, manner of sale and other limitations under Rule 144.

Rule 144

In general, under Rule 144, a person (or persons whose shares are required to be outstanding) who owns restricted shares that have been outstanding for at least one year is entitled to sell, within any three-month period, a number of these restricted shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately shares immediately after this offering; or

•	the average weekly trading volume in the common stock on the NASDAQ during the four calendar weeks preceding the sale.

Sales under Rule 144 also are subject to manner-of-sale provisions and notice requirements and to the availability of current information about us.

Our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell any shares of common stock they may own or acquire which are not restricted securities.

Rule 144(k)

Under Rule 144(k), a person who is not currently, and who has not been for at least three months before the sale, an affiliate of ours and who owns restricted shares that have been beneficially owned for at least two years may resell these restricted shares without compliance with the above requirements. The one- and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares from us or an affiliate of ours.

Rule 701

Shares issuable upon exercise of options we granted prior to the date of this prospectus are available for sale in the public market pursuant to Rule 701 under the Securities Act, subject to certain Rule 144 limitations and, in the case of some holders, to the lock-up agreements. Rule 701 permits resales of these shares beginning 90 days after the date of this prospectus. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Lock-Up Agreements

We have agreed with the underwriters that we will not, without the prior written consent of Morgan Stanley & Co. Incorporated, issue any additional shares of common stock or securities convertible into, exercisable for or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, except that we may grant options to purchase shares of common stock under our stock incentive plans, and issue shares of common stock upon the exercise of outstanding options and warrants.

Our officers and directors and the holders of              shares of our common stock have agreed, subject to certain exceptions, that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for, or any rights to acquire or purchase, any of our common stock, or publicly announce an intention to effect any of these transactions, for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, except that nothing will prevent any of them from exercising outstanding options or warrants.

In the event that we announce during the 180-day period that we will issue an earnings release during the 16-day period beginning on the last day of the 180-day period or we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of the 180-day period, the restrictions imposed on us, our officers, directors, and some of our other shareholders will continue to apply for 18 days after such earnings release is issued or such material news or material event occurs.

Registration Rights Agreements

We are party to a registration rights agreement currently in effect with our shareholders. See “Certain Relationships and Related Transactions—Second Amended and Restated Registration Rights Agreement.”

Equity Incentive Plans

As of the date of this prospectus, we have granted options to purchase              shares of common stock to specified persons pursuant to our stock incentive plans. We intend to file, after the effective date of this offering, a registration statement on Form S-8 to register the sale of approximately              shares of common stock upon exercises of options granted under our stock incentive plans. The registration statement on Form S-8 will become effective automatically upon filing. Shares issued under our stock incentive plans, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates and subject to lock-up agreements similar to those described above which we have entered into with holders of substantially all options.

MATERIAL UNITED STATES FEDERAL TAX

CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes material United States federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This section does not address the tax consequences to holders that are partnerships (including any entity treated as a partnership under United States federal income tax law) or to the partners of those partnerships. If a partnership (including any entity treated as a partnership under United States federal income tax law) holds common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership (including any entity treated as a partnership under United States federal income tax law) holding common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of common stock, any dividends we pay to you are subject to withholding of United States federal income tax at a 30% rate, or at a lower rate if (1) you are eligible for the benefits of an income tax treaty that provides for a lower rate and (2) you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States within the meaning of an applicable tax treaty, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens and resident aliens or domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions exist, or

•	we are or have been a United States real property holding corporation for United States federal income tax purposes and either (i) you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, or your holding period, whichever is shorter, more than 5% of common stock or (ii) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the disposition occurs, and you are not eligible for any treaty exemption.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Tax

Individual non-United States holders and entities the property of which is potentially includible in such an individual’s gross estate for United States federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, common stock will be treated as United States situs property subject to United States federal estate tax.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments and

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and provided that:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who, in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITERS

Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and CIBC World Markets Corp. are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
CIBC World Markets Corp.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $         a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The underwriters have been granted an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of the additional shares of our common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to Neutral Tandem
Proceeds, before expenses, to the selling shareholders

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            , and are payable by us and the selling shareholders.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed percent of the total number of shares of our common stock offered by them.

We have applied for listing of our common stock on the NASDAQ Global Market under the symbol “TNDM.”

Each of us, our directors, executive officers and certain of our other shareholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each of us will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions.

The 180-day restricted period described above is subject to extension such that, in the event that either (a) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The selling shareholders and the underwriters have each agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately             shares of common stock to our directors, officers, employees, business associates and related persons of Neutral Tandem, Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these parties purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and our industry in general, sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

VALIDITY OF SHARES

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2005 and December 31, 2004, and for each of the three years in the period ended December 31, 2005, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website at www.neutraltandem.com as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

GLOSSARY

access tandem switch	A switching machine within the public switched telecommunications network that is used to connect and switch trunk circuits.

CLEC	Competitive Local Exchange Carrier. A company that competes with LECs in the local services market.

FCC	Federal Communications Commission.

ILEC	Incumbent Local Exchange Carrier. A company historically providing local telephone service. Often refers to one of the RBOCs. Often referred to as a LEC.

Interconnection	Interconnection of facilities between or among the networks carriers, including potential physical collocation of one carrier’s equipment in the other carrier’s premises to facilitate such interconnection.

IP	Internet-protocol.

LEC	Local Exchange Carrier. A telecommunications company that provides telecommunications services in a geographic area. LECs include both ILECs and CLECs.

RBOCs	Regional Bell Operating Companies. Originally, the seven local telephone companies (formerly part of AT&T) established as a result of the AT&T divestiture. Currently consists of three local telephone companies, Verizon, Qwest Communications and AT&T, as a result of the mergers of Bell Atlantic with NYNEX, SBC with Pacific Telesis and Ameritech and AT&T with BellSouth.

SIP	Session Initiation Protocol is an application-layer control (signaling) protocol for creating, modifying and terminating sessions with one or more participants. These sessions include Internet telephone calls, multimedia distribution and multimedia conferences.

SS7	Signaling System #7 is a set of telephony signaling protocols which are used to set up the vast majority of the world’s PSTN telephone calls.

reciprocal traffic	Traffic which was originated from or terminated to an ILEC.

switch	A device that selects the paths or circuits to be used for transmission of information and establishes a connection. Switching is the process of interconnecting circuits to form a transmission path between users and it also captures information for billing purposes.

tandem network	A network providing tandem switching services to telecommunications carriers.

tandem switching	Connecting trunks between and among other end office or tandem switches.

TDM	Time division multiplexing.

transit traffic	Traffic which is originated from and terminated to a CLEC.

trunk	The switch port interface(s) and the communication path created to connect carrier’s networks for the purpose of Interconnection.

VoIP	Voice over Internet Protocol.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005 and September 30, 2006 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 (unaudited)	F-4
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Neutral Tandem, Inc.:

We have audited the accompanying consolidated balance sheets of Neutral Tandem, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois

March 24, 2006 (January 22, 2007 as to paragraph 12 of Note 2, and Notes 13 and 15)

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share amounts)	As of December 31,		As of September 30, 2006
	2004	2005
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$199	$1,291	$20,903
Short-term investments	8,200	4,450	—
Accounts receivable—net of allowance for doubtful amounts of $59, $59 and $0, respectively	1,054	4,621	8,404
Other current assets	262	204	1,333

Total current assets	9,715	10,566	30,640

Property and equipment—net	8,745	19,583	30,273
Restricted cash	314	327	361
Other assets	556	748	960

Total assets	$19,330	$31,224	$62,234

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$88	$350	$5,033
Accrued liabilities:
Circuit cost	212	1,097	2,156
Rent	409	1,044	928
Payroll and related items	293	570	1,612
Other	722	782	1,370
Current installments of long-term debt	1,855	3,052	4,852

Total current liabilities	3,579	6,895	15,951

Other liabilities	115	401	653

Long-term debt—excluding current installments	4,075	3,657	6,698

Total liabilities	7,769	10,953	23,302

Commitments and Contingencies (Note 10)

Preferred convertible stock—Series A, par value of $0.001 per share authorized 9,200,000 shares; 9,000,000 shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006, liquidation preference of $9.0 million at September 30, 2006	9,000	9,000	9,000

Preferred convertible stock—Series B-1, par value of $.001 per share authorized 5,830,228 shares; 5,737,416 shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006, liquidation preference of $8.5 million at September 30, 2006	8,500	8,500	8,500

Preferred convertible stock—Series B-2, par value of $.001 per share authorized 1,374,752 shares; no shares, 1,352,867 shares and 1,352,867 shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006, respectively, liquidation preference of $8.5 million at September 30, 2006		8,500	8,500

Preferred convertible stock—Series C, par value of $.001 per share authorized 2,009,947 shares; no shares, no shares and 1,909,947 shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006, respectively, liquidation preference of $12.0 million at September 30, 2006			12,000

Shareholders’ equity (deficit):

Preferred convertible stock—Series X, par value of $.001 per share authorized no shares; 100 shares, no shares and no shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006, respectively

Common stock—par value of $.001 per share authorized 28,500,000 shares; 5,490,000 shares, 5,535,284 shares and 5,249,434 shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006, respectively	5	5	5
Additional paid-in capital	298	353	843
Retained earnings (deficit)	(6,242)	(6,087)	84

Total shareholders’ equity (deficit)	(5,939)	(5,729)	932

Total liabilities and shareholders’ equity	$19,330	$31,224	$62,234

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Nine Months Ended September 30,
(Dollars in thousands, except share and per share amounts)	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Revenue	$—	$3,439	$27,962	$18,177	$37,864
Operating Expense:
Costs of revenue (excluding depreciation and amortization shown separately below)	13	2,027	11,349	7,467	14,621
Operations	155	2,704	8,189	5,868	8,150
Depreciation and amortization	2	655	3,141	2,011	4,464
Sales and marketing	69	775	1,360	991	1,149
General and administrative	449	2,310	3,053	2,361	2,785

Total operating expense	688	8,471	27,092	18,698	31,169

Income (Loss) From Operations	(688)	(5,032)	870	(521)	6,695

Other (Income) Expense
Interest expense including debt discount of $0, $18, $68, $45 and $88, respectively	8	276	843	594	849
Interest income	(6)	(69)	(170)	(140)	(556)
Other income	—	—	(11)	—	—

Total other expense	2	207	662	454	293

Income (Loss) Before Income Taxes	(690)	(5,239)	208	(975)	6,402
Provision For Income Taxes	—	—	—	—	157

Net Income (Loss)	$(690)	$(5,239)	$208	$(975)	$6,245

Net income (loss) per share:
Basic	$(0.14)	$(1.02)	$0.04	$(0.17)	$1.18

Diluted	$(0.14)	$(1.02)	$0.01	$(0.17)	$0.26

Weighted average number of common shares outstanding:
Basic	4,918	5,117	5,628	5,632	5,300

Diluted	4,918	5,117	21,403	5,632	23,979

See notes to consolidated financial statements.

NEUTRAL TANDEM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Shares Outstanding			Dollars in thousands
	Series X Preferred Shares	Common Shares	Warrants	Common Shares	Additional Paid-In- Capital	Accumulated Deficit	Total Shareholders’ Equity
Balance at January 1, 2003	—	—	—	$—	$—	$—	$—
Net loss and comprehensive loss	—	—	—	—	—	(690)	(690)
Series X preferred shares issued	100	—	—	—	—	—	—
Common shares issued	—	4,918,320	—	5	12	—	17
Accretion of preferred convertible stock	—	—	—	—	—	(149)	(149)

Balance at December 31, 2003	100	4,918,320	—	5	12	(839)	(822)

Net loss and comprehensive income	—	—	—	—	—	(5,239)	(5,239)
Common shares issued	—	481,680	—	—	82	—	82
Exercise of stock options	—	90,000	—	—	12	—	12
Warrants issued	—	—	305,350	—	182	—	182
Stock option expense	—	—	—	—	10	—	10
Accretion of preferred convertible stock	—	—	—	—	—	(164)	(164)

Balance at December 31, 2004	100	5,490,000	305,350	5	298	(6,242)	(5,939)

Net income and comprehensive income	—	—	—	—	—	208	208
Series X conversion to common shares	(100)	417,084	—	—	—	—	—
Purchase of common shares for retirement	—	(386,800)	—	—	—	—	—
Exercise of stock options	—	15,000	—	—	2	—	2
Warrants issued	—	—	9,347	—	24	—	24
Stock option expense	—	—	—	—	29	—	29
Accretion of preferred convertible stock	—	—	—	—	—	(53)	(53)

Balance at December 31, 2005	—	5,535,284	314,697	5	353	(6,087)	(5,729)

Net income and comprehensive income (unaudited)	—	—	—	—	—	6,245	6,245
Purchase of common shares for retirement (unaudited)	—	(299,100)	—	—	(1)	—	(1)
Exercise of stock options (unaudited)	—	13,250	—	—	4	—	4
Warrants issued (unaudited)	—	—	87,539	—	289	—	289
Stock option expense (unaudited)	—	—	—	—	198	—	198
Accretion of preferred convertible stock (unaudited)	—	—	—	—	—	(74)	(74)

Balance at September 30, 2006 (Unaudited)	—	5,249,434	402,236	$5	$843	$84	$932

See notes to consolidated financial statements.

NEUTRAL TANDEM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Nine Months Ended September 30,
(Dollars in thousands)	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Cash Flows From Operating Activities:
Net income (loss)	$(690)	$(5,239)	$208	$(975)	$6,245
Adjustments to reconcile net cash flows from operating activities:
Depreciation and amortization	2	655	3,141	2,011	4,464
Non-cash compensation	—	92	29	19	198
Amortization of debt discount	—	18	68	45	88
Changes in assets and liabilities:
Accounts receivable—net	(5)	(1,049)	(3,568)	(2,400)	(3,783)
Other current assets	(23)	(239)	58	151	(1,129)
Other noncurrent assets	(30)	(526)	(193)	(239)	(212)
Accounts payable	—	88	262	143	273
Accrued liabilities	123	1,513	1,856	1,978	2,573
Noncurrent liabilities	—	115	286	229	252

Net cash flows from operating activities	(623)	(4,572)	2,147	962	8,969

Cash Flows From Investing Activities:
Purchase of property and equipment	(1,258)	(8,144)	(13,977)	(12,466)	(10,744)
Increase in restricted cash	(28)	(286)	(13)	(13)	(34)
Purchase of short-term investments	(7,000)	(10,250)	(8,000)	(8,000)	(48,000)
Sale of short-term investments	400	8,650	11,750	10,100	52,450

Net cash flows from investing activities	(7,886)	(10,030)	(10,240)	(10,379)	(6,328)

Cash Flows From Financing Activities:
Net proceeds from the issuance of common shares	17	12	2	2	4
Purchase of common shares for retirement	—	—	—	—	(1)
Net proceeds from the issuance of preferred shares	8,574	8,613	8,448	8,448	11,926
Issuance of long-term debt	—	6,750	2,750	2,750	7,500
Principal payments on long-term debt	—	(656)	(2,015)	(1,426)	(2,458)

Net cash flows from financing activities	8,591	14,719	9,185	9,774	16,971

Net Increase In Cash And Cash Equivalents	82	117	1,092	357	19,612
Cash And Cash Equivalents—Beginning	—	82	199	199	1,291

Cash And Cash Equivalents—End	$82	$199	$1,291	$556	$20,903

Supplemental Disclosure Of Cash Flow Information:
Cash paid for interest	$8	$135	$434	$358	$512

Cash paid for income taxes	$—	$—	$—	$—	$781

Supplemental Disclosure Of Noncash Items:
Investing Activity—Accrued purchase of property and equipment	$—	$—	$—	$305	$4,410

Financing Activity—Warrants issued	$—	$182	$24	$—	$289

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Description of the Business

The Company is a leading provider of tandem interconnection services to competitive carriers, including wireless, wireline, cable telephony and Voice over Internet Protocol, or VoIP, companies. Competitive carriers use tandem switches to interconnect and exchange traffic between their networks without the need to establish direct switch-to-switch connections. Prior to the introduction of the Company’s service, the principal method for competitive carriers to exchange traffic was through use of the incumbent local exchange carriers’, or ILECs, tandem switches. Under interpretations of the Telecommunications Act of 1996, ILECs are required to provide tandem switching to competitive carriers pursuant to prescribed rates established by regulatory authorities. The Company’s solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem.

2.    Summary of Significant Accounting Policies

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These accounting principles require management to make certain estimates and assumptions that can affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Significant estimates and assumptions made by management include the determination of fair value of stock-based awards issued, the allowance for doubtful accounts and certain accrued expenses. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available to it at the time that these estimates and assumptions are made. To the extent there are material differences between these estimates and actual results, the Company’s consolidated financial statements will be affected.

Interim Consolidated Financial Statements—The unaudited consolidated financial statements as of September 30, 2005 and 2006 have been prepared on the same basis as the annual audited consolidated financial statements and, in the opinion of management, reflect all adjustments necessary for a fair presentation for each of the periods presented. The results of operations for interim periods are not necessarily indicative of results for full fiscal years.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Short-Term Investments—The Company considers all investments with original maturities of less than one year, but greater than 90 days, from the respective balance sheet date to be short-term investments. The Company’s short-term investment portfolio consists of high-grade commercial paper, whose carrying values approximate market at December 31, 2004 and 2005 and September 30, 2006 (unaudited).

Property and Equipment—Property and equipment are recorded at historical cost. These costs are depreciated over the estimated useful lives of the individual assets using the straight-line method. Any gains and losses from the disposition of property and equipment are included in operations as incurred. The estimated useful life for switch equipment and tools and test equipment is five years. The estimated useful life for computer equipment, computer software and furniture and fixtures is three years. Leasehold improvements are amortized on a straight-line basis over an estimated useful life of five years or the life of the lease, whichever is less.

Software Development Costs—The Company capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized project funding. The carrying value of software and development costs is regularly reviewed by management for potential impairment. The Company amortizes capitalized software costs over the estimated useful life of three years.

Restricted Cash—The Company has letters of credit securing certain building leases. In accordance with the terms of the letters of credit, the Company pledged cash for a portion of the outstanding amount. The Company had restricted cash of $313,500, $326,700 and $360,500 at December 31, 2004 and 2005, and September 30, 2006 (unaudited), respectively. As the Company expands into additional markets, the amount of restricted cash pledged to letters of credit may increase.

Long-lived assets—The carrying value of long-lived assets, primarily property and equipment, is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred. A potential impairment has occurred if projected undiscounted cash flows are less than the carrying value of the assets. The estimated cash flows include management’s assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. The impairment test is a two-step process. If the carrying value of the asset exceeds the expected future cash flows from the asset, impairment is indicated. The impairment loss recognized is the excess of the carrying value of the asset over its fair value. The Company had no impairment of long-lived assets during the years 2004 and 2005 or during the nine months ended September 30, 2006 (unaudited).

Asset retirement obligation—The Company leases all of its switch locations. The Company’s leases with its landlords require it to return the switch locations back to their original condition or that major work, such as heating and ventilation upgrades, stay with the facility. Therefore, the Company has a basic requirement to remove its switch equipment, telephone connections and battery power supply. This cost is estimated to be very little or nothing. The Company’s operations and engineering management team believes equipment resellers, or other existing telecommunication companies, would agree to remove all items identified above for either an immaterial amount or nothing.

Revenue Recognition—The Company generates its revenue from sales of its neutral tandem interconnection services. The Company’s revenue has grown rapidly since February 2004 when it began billing customers. The Company maintains executed service agreements with each of its customers in which specific fees and rates are determined. Revenue is recorded each month on an accrual basis based upon documented minutes of use by each customer for which service is provided, when collection is probable. The Company provides service primarily to large, well-established competing local exchange carriers and wireless telephone providers.

Earnings (Loss) Per Share—Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include stock options, convertible warrants, Series A Preferred Convertible Stock, Series B-1 Preferred Convertible Stock, Series B-2 Preferred Convertible Stock and Series C Preferred Convertible Stock. During periods in which a net loss is incurred, diluted earnings per share amounts are the same as the basic per share amounts because the effect of all options, convertible warrants, Series A Preferred Convertible Stock, Series B-1 Preferred Convertible Stock, Series B-2 Preferred Convertible Stock and Series C Preferred Convertible Stock is

anti-dilutive. The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share:

	December 31,			September 30,
(In thousands, except per share amounts)	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Numerator:
Net income (loss) applicable to common stockholders, as reported	$(690)	$(5,239)	$208	$(975)	$6,245
Denominator:
Weighted average common shares outstanding	4,918	5,117	5,628	5,632	5,300
Effect of dilutive securities:
Employee stock options	—	—	352	—	809
Convertible warrants	—	—	—	—	93
Series A Preferred Convertible Stock	—	—	9,000	—	9,000
Series B-1 Preferred Convertible Stock	—	—	5,737	—	5,737
Series B-2 Preferred Convertible Stock	—	—	686	—	1,353
Series C Preferred Convertible Stock	—	—	—	—	1,687
Series X Preferred Convertible Stock	—	—	—	—	—

Denominator for diluted earnings per share	4,918	5,117	21,403	5,632	23,979

Earnings (loss) per share:
Basic – as reported	$(0.14)	$(1.02)	$0.04	$(0.17)	$1.18

Diluted – as reported	$(0.14)	$(1.02)	$0.01	$(0.17)	$0.26

The Company incurred a net loss for the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2005 (unaudited); therefore, conversion of preferred stock, warrants and potential common stock issuances attributable to stock options were excluded from the calculation of diluted earnings per share amount because the effect would have been anti-dilutive. The number of shares used to calculate diluted per share amounts otherwise would have been increased by 8,723,000, 9,636,000 and 15,399,000 shares for the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2005 (unaudited), respectively.

Comprehensive Income—Comprehensive income includes all changes in equity during a period from non-owner sources. Comprehensive income was the same as net income (loss) for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 (unaudited).

Accounting for Stock-Based Compensation—As of January 1, 2005, the Company adopted SFAS No. 123(R) using the modified retrospective method. The modified retrospective method requires the prior period financial statements to be restated to recognize compensation cost in the amounts previously reported in the pro forma footnotes. The Company adjusted general and administrative expense in 2004 to include $10,000 of additional compensation expense.

The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with our valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123, Accounting for Stock Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This model takes into account the exercise price of the stock option, the fair value of the common stock underlying the stock option as measured on the date of grant and an estimation of the volatility of the common stock underlying the stock option. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method under SFAS 123(R). The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from our current estimates. The following table provides the amount of share-based expense recorded as a result of adopting SFAS No. 123(R).

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(Unaudited)
(Dollars in thousands)
Share-based expense	$—	$10	$29	$19	$198

Income Taxes—Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases and for net operating loss carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recorded in earnings in the period of enactment. A valuation allowance is provided for deferred income tax assets whenever it is more likely than not that future tax benefits will not be realized.

Concentrations—In the years ended 2004 and 2005, and nine months ended September 30, 2006 (unaudited) and September 30, 2005 (unaudited), the aggregate revenues of four customers accounted for 59%, 55%, 47% and 57% of total revenues, respectively. The Company did not record any revenues in 2003. At December 31, 2004 and 2005, and September 30, 2006 (unaudited), the aggregate accounts receivable of four customers accounted for 53%, 43% and 44% of the Company’s total trade accounts receivable, respectively.

In 2004, the Company had customers in excess of ten percent of sales, which are 18%, 16%, 15%, and 10% of the Company’s total revenue, respectively. At December 31, 2004, the Company had three customers who accounted for 18%, 17%, and 11% of the Company’s accounts receivable balance, respectively.

In 2005, the Company had three customers in excess of ten percent of sales, which are 18%, 15%, and 13% of the Company’s total revenue, respectively. At December 31, 2005, the Company had three customers who accounted for 13%, 11%, and 10% of the Company’s accounts receivable balance, respectively.

Through September 30, 2005 (unaudited), the Company had three customers in excess of ten percent of sales, which are 20%, 15% and 13% of the Company’s total revenue, respectively.

Through September 30, 2006 (unaudited), the Company had two customers in excess of ten percent of sales, which were 15% and 14% of the Company’s total revenue, respectively. The Company had three customers who accounted for 14%, 11% and 10% of the September 30, 2006 (unaudited) accounts receivable balance, respectively.

New Accounting Pronouncements—In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, Accounting Changes and Error Correction, or SFAS 154. SFAS 154 requires retrospective application to prior-period financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will comply with the pronouncement as required.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has not yet determined the impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet determined the impact, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

In September 2006, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 provides guidance on how the effects of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for financial statements issued for fiscal years beginning after November 15, 2006. The Company is not aware of any misstatements that would have a material impact on its consolidated financial statements.

3.    Restatement of Consolidated Financial Statements

Effective January 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R) using the “modified retrospective” method, which required the Company’s 2004 financial statements to be restated to recognize compensation cost in the amounts previously reported in the pro forma footnotes.

The effect of adoption on the Company’s balance sheet as of December 31, 2004 was an increase in paid in capital of $10,000 and increase in the accumulated deficit of $10,000. The effect of the adoption on the Company’s statement of operations for the year ended December 31, 2004, was an increase in the net loss of $10,000. There was no effect of the adoption on the Company’s statement of cash flows for the year ended December 31, 2004, as this was a non-cash expense.

4.    Property and Equipment

Property and equipment as of December 31, 2004 and 2005 and September 30, 2006 (unaudited), consist of the following:

	December 31,
	2004	2005	September 30, 2006
			(Unaudited)
(Dollars in thousands)
Switch equipment	$5,185	$21,123	$31,876
Construction in process	3,606	214	4,137
Computer equipment	236	590	820
Computer software	110	809	957
Tools and test equipment	113	273	273
Furniture and fixtures	123	200	229
Leasehold improvements	29	168	230

	9,402	23,377	38,522
Less accumulated depreciation	(657)	(3,794)	(8,249)

Property and Equipment-Net	$8,745	$19,583	$30,273

5.    Accounts Receivable

Accounts receivable as of December 31, 2004 and 2005 and September 30, 2006 (unaudited), consist of the following:

	December 31,
	2004	2005	September 30, 2006
			(Unaudited)
(Dollars in thousands)
Billed receivables	$932	$4,023	$6,656
Unbilled receivables	168	582	963
Other receivables	13	75	785

	1,113	4,680	8,404
Less allowance for doubtful accounts	(59)	(59)	—

Accounts receivable-net of allowance for doubtful accounts	$1,054	$4,621	$8,404

The Company invoices customers for services occurring through the 24th of each month. The Company accrues revenue each month for services from the 25th through the end of the month resulting in unbilled receivables. The unbilled receivables at the end of each month are billed as part of the following month’s billing cycle.

6.    Debt

In May 2004, the Company entered into an equipment loan and security agreement with an affiliate of Western Technology Investment (“WTI”) that provided for aggregate borrowings of up to $4.0 million for the Company’s capital purchases through July 31, 2004. The Company borrowed $3.0 million and $1.0 million against this facility in May and July of 2004, respectively. Borrowings are payable in 36 monthly installments and bear interest at prime plus 3.005% (7.0% and 7.3% at May and July 2004, respectively), plus a final payment equal to 8.14% of the principal amount of such borrowings.

The agreement was amended in December 2004 to allow for an additional $5.5 million of borrowings of which $2.8 million was drawn that month and the balance was drawn in August of 2005. The December 2004 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25%, or 6.5%, with a final payment equal to 9.3% of the principal amount borrowed. The August 2005 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25%, or 7.5%, with a final payment equal to 9.3% of the principal amount borrowed.

The agreement was again amended in January 2006 to allow for $10.0 million of additional borrowings of which $2.5 million was drawn on May 1, 2006 (unaudited), $2.5 million was drawn on June 30, 2006 (unaudited) and another $2.5 million was drawn on September 29, 2006 (unaudited). The May 2006 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25%, or 9.0%, with a final payment equal to 9.6% of the principal amount borrowed. The June 2006 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25%, or 9.25%, with a final payment equal to 9.6% of the principal amount borrowed. The September 2006 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25%, or 9.5%, with a final payment equal to 9.6% of the principal amount borrowed.

In accordance with the terms of the agreement, the Company issued warrants to the note holders to purchase 200,000 shares of Series A Preferred Convertible Stock for $1.00 per share, 92,812 shares of Series B-1 Preferred Convertible Stock for $1.48 per share, 21,885 of Series B-2 Preferred Convertible Stock for $6.28 per share and 87,539 of Series C Preferred Convertible Stock for $6.28 per share. The warrants are exercisable any time up to eight years after their issuance. The warrants are subject to adjustments to any stock split, stock dividend, combination, reclassification of shares dilution or similar event. No warrants have been exercised at

September 30, 2006. The cumulative fair value of these warrants, as calculated using the Black-Scholes method, was estimated at $182,000, $206,000 and $495,000 at December 31, 2004 and 2005, and September 30, 2006, (unaudited), respectively. This fair value has been reflected as a reduction of the carrying amount of the note and is being accreted over the term of the note. The charge to interest expense in the years ended December 31, 2004 and 2005 and nine months ended September 30, 2006 (unaudited) was $18,000, $68,000 and $88,000, respectively.

Long-term debt is summarized as follows:

	December 31,		September 30, 2006
(Dollars in thousands)	2004	2005
			(unaudited)
Secured term loan, interest payable at 7.0%. Principal repaid in 36 equal installments commencing June 1, 2004. A final payment of 8.14% of the borrowed amount is required in May 2007	$2,450	$1,486	$718
Secured term loan, interest payable at 7.3%. Principal repaid in 36 equal installments commencing October, 1, 2004. A final payment of 8.14% of the borrowed amount is required in August of 2007	894	579	327
Secured term loan, interest payable at 6.5%. Principal repaid in 36 equal installments commencing April 1, 2005. A final payment of 9.3% of the borrowed amount is required in March 2008	2,750	2,101	1,434
Secured term loan, interest payable at 7.5%. Principal repaid in 36 equal installments commencing December 1, 2005. A final payment of 9.3% of the borrowed amount is required in November 2008	—	2,665	2,035
Secured term loan, interest payable at 9.0%. Principal repaid in 36 equal installments commencing August 1, 2006. A final payment of 9.6% of the borrowed amount is required in July 2009	—	—	2,360
Secured term loan, interest payable at 9.25%. Principal repaid in 36 equal installments commencing October 1, 2006. A final payment of 9.6% of the borrowed amount is required in September 2009	—	—	2,500
Secured term loan, interest payable at 9.5%. Principal repaid in 36 equal installments commencing January 1, 2007. A final payment of 9.6% of the borrowed amount is required in December 2009	—	—	2,500
Less—discount on debt associated with the issuance of warrants	(164)	(122)	(324)

Total long-term debt	5,930	6,709	11,550
Less—current installments	(1,855)	(3,052)	(4,852)

Long-term debt—excluding current installments	$4,075	$3,657	$6,698

Total principal repayments required for each of the next four years under all long-term debt agreements are summarized as follows (dollars in thousands):

	December 31, 2005	September 30, 2006
		(unaudited)
2006	$3,118	$1,187
2007	2,563	4,885
2008	1,150	3,674
2009	—	2,128

Total	$6,831	$11,874

7.    401(k) Savings Plan

The Company sponsors a 401(k) plan covering substantially all employees. The plan is a defined contribution savings plan in which employees may contribute up to 15% of their salary, subject to certain limitations. The Company may elect to make discretionary contributions into the plan. The Company did not contribute to the plan during the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 (unaudited).

8.    Preferred Convertible Stock

In 2003, the Company issued 8,723,000 shares of Series A Preferred Convertible Stock (Series A Preferred) with a par value of $0.001 per share for approximately $8.6 million. Also in 2003, the Company issued 100 shares of Series X Preferred Convertible Stock (Series X Preferred) with a par value of $0.001 per share for less than $0.1 million. The Series X Preferred Convertible Stock was issued to NT Holdings, LLC as part of the Company’s initial capitalization and are automatically convertible to $1.0 million of Common Stock based on conversion rate per the stock terms once the Company has raised, in aggregate, more than $10.0 million of equity financing.

In 2004, an additional 277,000 shares of Series A Preferred Convertible Stock was issued for $0.3 million. Also in 2004, the Company issued 5,737,416 shares of Series B-1 Preferred Convertible Stock (Series B-1 Preferred) with a par value of $0.001 per share for approximately $8.3 million.

In June 2005, the entire outstanding 100 shares of Series X Preferred converted to $1.0 million of Common Stock, or 417,084 shares, at a blended rate (Series B-1 and Series B-2) price of $2.3976. Also in 2005, the Company issued 1,352,867 shares of Series B-2 Preferred Convertible Stock (Series B-2 Preferred) with a par value of $0.001 per share for approximately $8.4 million.

In February 2006, the Company issued 1,909,947 shares of Series C Preferred Convertible Stock (Series C Preferred) with a par value of $0.001 per share for approximately $11.9 million

At September 30, 2006, the Company had four series of convertible preferred stock subject to certain rights and privileges under the second amended and restated Certificate of Incorporation.

At any time subsequent to February 11, 2011, the holders of a majority of the preferred convertible shares may require the Company to redeem all or any portion of the preferred convertible shares. The price paid by the Company on all or any portion of the preferred convertible shares would be the liquidation value of the shares plus any declared and unpaid dividends.

The Company classifies the preferred convertible stock as mezzanine equity on the consolidated balance sheet. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the security equal to the redemption value at the end of each reporting period.

Series A, B-1, B-2 and C Preferred Convertible Shares—Series A Preferred Convertible Shareholders, Series B-1 Preferred Convertible Shareholders, Series B-2 Preferred Convertible Shareholders and Series C Preferred Convertible Shareholders have the following rights and privileges:

Voting—Holders of each Series A, B-1, B-2 and C Preferred Stock shall have voting rights on an as if converted basis.

Conversion—The holder of any shares of Series A Preferred, Series B-1 Preferred, Series B-2 Preferred and Series C Preferred have the right at such holder’s option, at any time, to convert any of such shares into such number of fully paid and nonassessable shares of Common Stock as is determined (i) in the case of Series A Preferred by dividing $1.00 by the Series A Preferred Conversion Price in effect at the time of conversion; (ii) in the case of Series B-1 Preferred by dividing $1.4815 by the Series B-1 Preferred Conversion Price in effect at the time of conversion; (iii) in the case of Series B-2 Preferred by dividing $6.2829 by the Series B-2 Preferred Conversion price in effect at the time of conversion; and (iv) in the case of Series C Preferred by dividing $6.2829 by the Series C Preferred Conversion Price in effect at the time of conversion. No payment or adjustment will be made for any dividends on the Common Stock issuable upon such conversion.

Dividends—The holders of shares of Series A Preferred, Series B-1 Preferred, Series B-2 Preferred and Series C Preferred are entitled to receive, when and if declared by the Board of Directors, out of assets of the corporation which are by law available therefore under the Delaware General Corporation Law and other applicable law, prior and in preference to any declaration or payment on Common Stock, non-cumulative dividends at an annual rate of eight percent (8%) of the original purchase price paid per share for the Series A Preferred, Series B-1 Preferred, Series B-2 Preferred and Series C Preferred payable either in cash, in property or in shares of capital stock.

Liquidation—In the event of a change in control or any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, the holders of shares of Series A Preferred, Series B-1 Preferred, Series B-2 Preferred and Series C Preferred are entitled to receive from the assets of the corporation available for distribution to the stockholders prior and in preference to the holders of all other classes and series of stock, an amount equal to $1.00 for each outstanding share of Series A Preferred, $1.4815 for each outstanding share of Series B-1 Preferred, $6.2829 for each outstanding share of Series B-2 Preferred and $6.2829 for each outstanding share of Series C Preferred (in each case as adjusted for any stock split, stock dividend, combination, reclassification of shares dilution or similar event), plus all dividends declared and unpaid thereon. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of shares of Series A Preferred, Series B-1 Preferred, Series B-2 Preferred and Series C Preferred are insufficient to permit the payment to all holders of shares of Series A Preferred, Series B-1 Preferred, Series B-2 Preferred and Series C Preferred of the aforesaid preferential amounts, then the entire assets of the Corporation legally available for distribution are distributed ratably among the holders of the holders of shares of Series A Preferred, Series B-1 Preferred, Series B-2 Preferred and Series C Preferred in proportion to the full preferential amount each holder is otherwise entitled to receive.

9.    Common Stock

In 2003, the Company authorized 25,000,000 shares of Common Stock with a par value of $0.001 per share. In that same year, the Company issued 4,918,320 shares of Common Stock, in the form of restricted stock, with a par value of $0.001 per share for less than $0.1 million. In 2004, an additional 481,680 shares of Common Stock were issued, in the form of restricted stock, for $0.1 million and the Company issued 90,000 shares of Common Stock to two employees who exercised stock options.

During June 2005, the entire outstanding 100 shares of Series X Preferred converted to 417,084 shares of Common Stock. Series X Preferred automatically converted (see note 8) into $1.0 million worth of Common Stock at a blended rate (Series B-1 Preferred and Series B-2 Preferred) price of $2.3976. In 2005, the Company issued 15,000 shares of Common Stock to one employee who exercised stock options. Also in 2005, the Company repurchased 386,800 unvested restricted shares at a price of $0.001 per share, or $387, from two former employees. This action was approved by the Board of Directors and is pursuant to section 2(a) of the Restricted Stock Agreements and Restated Restricted Stock Agreements between the employees and the Company.

In February 2006, the Company authorized an additional 1,500,000 shares of Common Stock with a par value of $0.001 per share to accommodate the increase of 1,050,000 in authorized stock options (see note 12) and the issuance of 1,909,947 shares of Series C Convertible Preferred Stock. In July 2006, the Company authorized an additional 2,000,000 options and restricted stock within the 2003 Stock Option Plan. Also in July 2006, the Company authorized an additional 2,000,000 shares of Common Stock with a par value of $0.001 per share. In the nine months ended September 30, 2006 (unaudited), the Company issued a total of 13,250 shares of Common Stock to five employees who exercised stock options.

The Company repurchased 299,100 unvested restricted shares in February 2006, at a price of $0.001 per share, or $299, from a former employee. This action was approved by the Board of Directors and is pursuant to section 2(a) of the Restricted Stock Agreements and Restated Restricted Stock Agreements between the employees and the Company.

All shares of Common Stock issued are subject to either the Company’s Shareholder Agreement or the Restricted Stock Agreements and Restated Restricted Stock Agreements between certain employees and the Company. Certain restricted shares are subject to a vesting period. Of these shares, approximately 3.9 million shares are vested.

Voting—Each holder of Common Stock has one vote in respect to each share of stock held on record for the election of directors and on all matters submitted to a vote of stockholders of the Corporation.

Dividends—Subject to the preferential rights of the Preferred Convertible Stock, the holders of shares of Common Stock are entitled to receive, when and if declared by the Board of Directors, out of assets of the Corporation which are by law available therefore, dividends payable either in cash, in property or in shares of capital stock.

Liquidation—In the event of any liquidation, dissolution or winding up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of all Common Stock shares, including converted Preferred Stock, are entitled to receive all of the remaining assets of the Corporation of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

10.    Commitments and Contingencies

Operating Leases—The Company leases its facilities and certain equipment under operating leases which expire through May 2016. Rental expense for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 (unaudited), and was $0.7 million, $2.1 million, $1.5 million and $1.5 million, respectively. The Company had less than $0.1 million for rental expense in the year ended 2003. Future lease payments under the operating leases having lease terms in excess of one year are as follows:

(Dollars in thousands)	December 31, 2005	September 30, 2006
		(Unaudited)
2006	$2,062	$636
2007	2,253	2,478
2008	2,363	2,580
2009	2,377	2,653
2010	2,380	2,593
Thereafter	3,883	5,253

Total	$15,318	$16,193

Legal Proceedings—From time to time, the Company is a party to legal or regulatory proceedings arising in the normal course of its business. Aside from the matter discussed below, management does not believe that the Company is party to any pending legal action that could reasonably be expected to have a material adverse effect on its business or operating results.

Verizon Wireless.    In July 2006, Verizon Wireless notified the Company that it wished to terminate its existing Master Service Agreement. As a consequence of this notification, the Company potentially would be unable to terminate traffic to Verizon Wireless customers in the three markets in which it is directly connected with Verizon Wireless. In response to the notification, in August 2006, the Company filed a petition for interconnection with the FCC. The petition argues that direct connection with Verizon Wireless is in the public interest because it furthers competitive choices in tandem services and strengthens the network reliability of the public switched telephone network. The Company has written submissions supporting its petition for interconnection from various sources, including the New York Department of Public Services, the cities of New York and Chicago, AT&T and others. To the Company’s knowledge, the FCC has never ordered a wireless carrier to provide interconnection. Therefore, there can be no assurance that the Company’s petition for interconnection will be successful or how, whether, or when this matter will be resolved.

Verizon.    The Company is considering initiating an arbitration proceeding against Verizon regarding a billing dispute of approximately $1.3 million. The dispute originates from an accounts payable which the Company feels is not owed under the Verizon tariff. There can be no assurance regarding how, whether or when this matter will be resolved. The Company has recorded an accrual at September 30, 2006 (unaudited) for $0.4 million related to this dispute.

11.    Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and of net operating loss carryforwards. Significant components of the Company’s deferred income taxes are as follows:

	December 31,		September 30, 2006
(Dollars in thousands)	2004	2005
Deferred income tax assets (liabilities)			(Unaudited)
Current:
Net operating loss carryforward	$2,155	$2,509	$741
Accrued rent	—	—	365
Accrued direct costs	12	283	605
Accrued fees	12	138	164
Other deferred liabilities	(10)	(11)	(67)
Accrued other	46	103	190

Net current deferred	2,215	3,022	1,998

Noncurrent:
Depreciation	(169)	(1,011)	(1,885)
AMT Carryover	—	—	463
Organizational costs	195	168	129

Net noncurrent deferred	26	(843)	(1,293)

Valuation allowance	(2,241)	(2,179)	(495)

Net deferred income tax asset	$—	$—	$210

The income tax provision as of December 31, 2003, 2004 and 2005 and September 30, 2005 and 2006 (unaudited) were as follows:

	December 31,			September 30,
(Dollars in thousands)	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Deferred provision	$—	$—	$62	$46	$(210)
Current provision
Federal	—	—	—	—	277
State	—	—	—	—	90
Change in valuation allowance	—	—	(62)	(46)	—

Provision for income taxes	$—	$—	$—	$—	$157

A reconciliation of the federal statutory income tax rate to our effective income tax rate is as follows:

	December 31,			September 30,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Statutory federal income tax rate	35.0%	35.0%	35.0%	35.0%	35.0%
State income tax, net of federal benefit	4.8	4.8	4.8	4.8	1.2
Other	—	—	—	—	0.2
Change in valuation allowance	(39.8)	(39.8)	(39.8)	(39.8)	(33.8)

Effective income tax rate	—%	—%	—%	—%	2.6%

At September 30, 2006 (unaudited), the Company had net operating loss carryforwards of $0.6 million for federal income tax purposes and $2.5 million for state income tax purposes. These net operating loss carryforward balances, if not utilized to reduce taxable income in future periods, will expire in various amounts beginning in 2024 for federal loss carryforwards and 2017 for state loss carryforwards.

In 2003, the Company began to establish a valuation allowance for deferred income tax assets such as those relating to its net operating loss carryforward. In 2005, as required by SFAS No. 109, the Company continued its assessment of the realization of the deferred income tax assets and as a result, concluded that a full valuation allowance was appropriate. Consistent with prior assessments, the Company considered its current and historical performance, along with other relevant factors, in determining the adequacy of the valuation allowance. As part of the Company’s assessment, certain objective factors, such as previous operating losses, were given substantially more weight than management’s outlook for future profitability. Management remains optimistic about future prospects and continues to believe that, over time, the Company will generate sufficient taxable income to utilize all of the net operating loss carryforward amounts. In the nine months ended September 30, 2006 (unaudited), the Company utilized net operating losses resulting in a remaining net operating loss of $0.7 million. In order to utilize the net operating loss carryforward, the Company would be required to have net income of $2.4 million within the next ten years.

12.    Stock-based Compensation

The Company established the 2003 Stock Option and Stock Incentive Plan (the “Plan”), which provides for issuance of options and restricted stock for up to 1,600,000 shares under incentive stock option and nonqualified stock option agreements to eligible employees, officers, and independent contractors of the Company. In February 2006, the Company authorized an additional 700,000 options and restricted stock within the Plan. The Company again authorized an additional 350,000 and 2,000,000 options and restricted stock within the Plan in May 2006 (unaudited) and July 2006 (unaudited), respectively. At September 30, 2006 (unaudited), the Plan provides for the issuance of options and restricted stock for up to 4,650,000 shares.

Under the Plan, employees, officers and directors have been granted options to acquire shares of Common Stock of the Company. The number of shares, exercise price of the shares, and vesting conditions are determined by a committee selected by the Board of Directors. Under the Plan, options generally vest ratably over four years and have a maximum term of 10 years as long as the option holder remains an employee of the Company.

The Company currently records stock-based compensation expense in connection with any grant of options to its employees. The Company has issued no options to independent contractors. The Company records stock-based compensation expense associated with its stock options in accordance with SFAS No. 123(R), which require it to calculate the expense associated with its stock options by determining the fair value of the options.

The fair value of stock options is determined using the Black-Scholes valuation model, which takes into account the exercise price of the stock option, the fair value of the common stock underlying the stock option as measured on the date of grant and an estimation of the volatility of the common stock underlying the stock option. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method under SFAS 123(R). The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from current estimates.

As of January 1, 2005, the Company adopted SFAS No. 123(R) using the modified retrospective method. The modified retrospective method requires the prior period financial statements to be restated to recognize compensation cost in the amounts previously reported in the pro forma footnotes. The Company adjusted general and administrative expense in 2004 to include $10,000 of additional compensation expense.

Prior to 2005, the Company considered itself an illiquid start-up and developed a process for assessing the fair value of its common stock internally. This process was used for determining a reasonable estimate of the then current value of its common stock through 2005. To establish a price of its stock options at various grant dates, the Company’s board considered a number of relevant factors, including:

•	the grants involved private company securities that were not liquid;

•	the price at which Series A, Series B-1, Series B-2 and Series C Preferred Convertible Stock was issued by us to outside investors in arms-length transactions in November 2003, November 2004, June 2005 and February 2006, respectively, and the rights, preferences and privileges of the preferred stock relative to the common stock;

•	the Company’s stage of development, business forecast and present value of the Company’s projected future cash flows;

•	important developments relating to the Company’s business strategy;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or sale of the Company, given prevailing market conditions;

•	the state of the new issue market for similarly situated technology companies; and

•	the market prices of various publicly held technology companies.

Beginning in late 2005, to determine the fair value of stock options being granted, the Company engaged an independent valuation specialist at December 31, 2005 and at each quarter in 2006. These valuations were generally prepared soon after the end of each fiscal quarter preceding the grant date. The independent valuation specialist applied a number of different methodologies to assist the Company in determining fair value. The methodologies primarily employed were (i) an “income approach” and (ii) a “market approach”.

The “income approach” estimates the present fair value of the Company’s common stock based upon a projection of its future cash flows. The “market approach” estimates the fair value of the Company’s common stock based upon comparisons to publicly held companies whose stocks are actively traded and an analysis of the multiples at which those stocks are trading in the market. These values were then analyzed and given the appropriate weight to determine a value for each share of the Company’s common stock (assuming free marketability). To establish the fair value of the Company’s common stock as a privately-held company, an appropriate discount factor was then applied to account for its common stock’s lack of liquidity and the liquidation preference of the Company’s Preferred Convertible Stock.

Each of the methodologies employed relies upon estimates that can evolve over a period of time. The “income approach”, for example, relies upon projections of future cash flows and estimations of appropriate discount rates to determine present value. Throughout 2006, the cash flow projections evolved as the Company’s operating results increased over this period. The “market approach” relies upon fluctuations in the market and how the market values companies identified as comparable to the Company’s. In other words, as the trading multiples increase in the market, this would have the effect of increasing the fair value of the Company’s common stock using the “market approach”.

Since December 2003, when the Company began to grant stock options, the fair value of its common stock has increased at each grant date. As described above, these increases are a reflection of a number of factors, including increases in projected cash flows as the Company’s operating results have increased over time and a continuing decrease in the discount factor for a lack of liquidity of the Company’s common stock.

All options granted under the Plan have an exercise price equal to the market value of the underlying common stock on the date of the grant and no stock options were issued to contractors. The Company’s volatility assumption has evolved over time. As a non-liquid start-up, the Company determined that the use of a broad index fund which included companies similar to itself was acceptable. During this timeframe leading up to 2006, the Company’s volatility assumption was updated quarterly based upon historical prices of the Fidelity Select Telecommunications “FSTCX” index fund.

Beginning in 2006, as the Company began moving closer to an initial public offering, a new method for estimating volatility was adopted. This method focuses specifically on the simple average volatility of three telecommunication companies that share similar business characteristics. The simple average volatility of the three companies selected range from 34.4% at the beginning of 2006 to 41.6% at September 30, 2006. For purposes of this disclosure, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	December 31,		September 30,
	2004	2005	2005	2006
			(Unaudited)	(Unaudited)
Expected life	10 years	10 years	10 years	10 years
Risk-free interest rate range	4.0–4.6%	4.2–4.5%	4.2–4.3%	4.7–5.1%
Expected dividends	0.0%	0.0%	0.0%	0.0%
Volatility	31.00%	31.00%	31.00%	34.4-41.6%

The weighted-average fair value of options granted during the period was $0.08, $0.24 and $0.72 for the years ended December 31, 2004 and 2005, and the nine months ended September 30, 2006 (unaudited) respectively. The following summarizes activity under the Company’s stock option plan:

	Shares	Weighted- Average Exercise Price	Weighted- Average Fair Value
Options outstanding—December 31, 2003	—	$—	$—
Granted	890,000	0.16	0.08
Cancelled	—	—	—

Options outstanding—December 31, 2004	890,000	0.16	0.09
Granted	448,875	0.45	0.24
Exercised	(15,000)	0.17	0.09
Cancelled	(175,000)	0.16	0.08

Options outstanding—December 31, 2005	1,148,875	0.27	0.14
Granted (unaudited)	1,576,975	1.42	0.72
Exercised (unaudited)	(13,250)	0.20	0.10
Cancelled (unaudited)	(29,000)	0.53	0.33

Options outstanding—September 30, 2006 (unaudited)	2,683,600	$0.96	$0.55

The following table provides certain information with respect to stock options outstanding at September 30, 2006 (unaudited):

	Options Outstanding		Options Exercisable
Exercise Price	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life
$0.14–$0.30	855,250	$0.19	348,250	$0.18	7.9
$0.31–$0.48	192,875	0.48	40,717	0.48	8.8
$0.49–$0.93	39,000	0.93	—	—	9.1
$0.94–$1.33	1,337,825	1.22	3,750	1.17	9.4
$1.34–$2.56	258,650	2.56	—	—	9.9

	2,683,600	$0.96	392,717	$0.22	8.9

The following table provides certain information with respect to stock options outstanding at December 31, 2005:

	Options Outstanding		Options Exercisable
Exercise Price	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life
$0.14–$0.30	881,000	$0.19	188,000	$0.16	8.7
$0.31–$0.48	197,375	0.48	—	—	9.6
$0.49–$0.93	70,500	1.00	—	—	9.9

	1,148,875	$0.27	188,000	$0.16

13.    Fair Value of Financial Instruments

The Company’s financial instruments include cash and short-term investments, receivables, payables and debt. Except as described below, the estimated fair value of such financial instruments at December 31, 2004 and 2005 and September 30, 2005 and 2006 (unaudited) approximate their carrying value as reflected in the consolidated balance sheets.

The estimated fair value of the Company’s debt at September 30, 2006 was $11.9 million compared to the carrying amount of $11.6 million included in the consolidated balance sheet.

14.    Related-Party Transactions

During 2004 the Company held a note payable to an officer of the Company. The note carried an interest rate of 12%. The balance of the note at the beginning of the year 2004 was $15,000. The entire outstanding principal and interest was repaid to the officer in May 2004.

15.    Segment and Geographic Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company’s chief operating decision maker is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis. The Company operates in one industry segment, which is to provide tandem and voice interconnection services to wireless, wireline, cable and VoIP companies. All of the Company’s revenues are generated within the United States.

16.    Subsequent Events (Unaudited)

In December 2006, the Company borrowed an additional $2.5 million from WTI as part of its equipment loan and security agreement initially entered into in May 2004 and amended in January 2006. The December 2006 borrowing is payable in 36 monthly installments and bears interest at Prime plus 1.25%, or 9.5%, with a final payment equal to 9.6% of the principal amount borrowed.

In October 2006, the Company issued 738,400 stock options to employees and directors with an exercise price of $3.68 each. The Company issued 40,000 stock options to employees in December 2006 with an exercise price of $3.68 each. The Company received $0.3 million in December 2006 as proceeds from the exercise of 70,000 stock options.

In October 2006 the Company decided to invest in new switch equipment in its Atlanta and Miami locations. The installation of the new equipment would occur over several months. The new equipment is expected to be installed and in service by the end of January 2007 for Atlanta and March 2007 for Miami. As part of this decision, a significant portion of the current switch equipment will no longer be utilized. The carrying value of the equipment to be disposed of in Atlanta and Miami is approximately $1.2 million and $2.4 million, respectively.

Part II

Information not required in prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses (other than underwriting discounts and commissions), we expect to incur in connection with the offering described in this registration statement.

SEC Registration Fee		$8,025
NASD Filing Fee		8,000
Listing or Quotation Fees		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent required from time to time by applicable law, (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of actions by or in the right of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the Delaware Court of Chancery or other court shall deem proper.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify each person who is or was or had agreed to become a director or officer of the Company or who is or was serving or who had agreed to serve at the request of our Board of Directors or an officer of the Company as an employee or agent of the Company or as a director, officer, partner, member, trustee, administrator, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise (including without limitation any employee benefit plan or any trust associated therewith), to the full extent permitted from time to time by the Delaware General Corporation or any other applicable laws as presently or hereafter in effect. In addition to the indemnification provided for in our amended and restated certificate of incorporation, we expect to enter into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law prior to completion of this offering. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

We maintain a directors’ and officers’ liability insurance policy to insure our directors and officers against liability for actions or omissions occurring in their capacity as a director or officer, subject to certain exclusions and limitations.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by the Registrant within the past three years. Also included is the consideration, if any, received by the Registrant for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Capital Stock.

On February 20, 2004, C. Ann Brown, Robert C. Atkinson, David Weisman, Ed Greenberg, Elizabeth Ann Petty, Doreen Kluber, Louise D’Amato, Karen L. Linsley, Paul Oakley and Bill Capraro purchased a total of 177,000 shares of Series A Preferred Stock for $1.00 per share for an aggregate purchase price of $177,000.00;

On June 30, 2004, Robert C. Hawk purchased a total of 80,000 shares of common stock for $0.14 per share for an aggregate purchase price of $11,200.00.

On November 8, 2004, James P. Hynes, Jeffrey C. Wells, Jeffrey H. Hartzell, Janice Hewitt , David Lopez, Richard Anderson, Jon Clopton, Eric Carlson, David Tatak, Kathleen Starr, Christopher F. Swenson, David Redmon, Ralph Valente, Robert M. Junkroski and John Barnicle purchased a total of 481,680 shares of common stock for $0.17 per share for an aggregate purchase price of $81,885.60.

On November 19, 2004, DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, Mesirow Capital Partners VIII, L.P., James P. Hynes, Robert C. Hawk, Robert C. Atkinson, David Weisman, Ed Greenberg, Elizabeth Ann Petty, Doreen Kluber, Louise D’Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, Lawrence M. Ingeneri, Joseph Tighe, Joseph Onstott, Robert M. Junkroski, Ronald W. Gavillet and John Barnicle purchased a total of 5,737,416 shares of Series B-1 Preferred Stock for $1.4815 per share and 1,352,867 shares of Series B-2 Preferred Stock for $6.2829 per share for an aggregate purchase price of $16,999,909.91.

On February 2, 2006, DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners II-B, L.P., Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, Robert C. Hawk, Ed Greenberg, Paul W. Chisholm, Lawrence M. Ingeneri, Joseph Tighe and John Barnicle purchased a total of 1,909,947 shares of Series C Preferred Stock for $6.2829 per share for an aggregate purchase price of $12,000,006.01.

On November 2, 2006, Dixon Doll purchased a total of 70,000 shares of common stock for $3.68 per share for an aggregate purchase price of $257,600.

The sales and issuances listed above were deemed exempt from registration under the Securities Act by virtue of Section 4(2), as transactions not involving a public offering, and Rule 701 thereunder. Certain defined terms used herein not otherwise defined have the meanings ascribed to them in the prospectus, which forms a part of this registration statement.

(b) Stock Option Grants.

As of December 31, 2006, the Registrant had granted stock options under the Neutral Tandem, Inc. 2003 Stock Option and Stock Incentive Plan for an aggregate of 3,392,000 shares of common stock (net of exercises, expirations and cancellations) at a weighted average exercise price of $1.53 per share. Options to purchase 188,250 shares of common stock have been exercised for an aggregate purchase price of approximately $275,437.50.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

(c) Issuance of Warrants.

On May 27, 2004, the Registrant granted warrants to purchase 200,000 shares of Series A Preferred Stock for $1.00 per share to Venture Lending and Leasing IV, Inc. in connection with the Loan and Security Agreement, dated May 28, 2004 and as amended and supplemented from time to time.

On December 20, 2004, the Registrant granted warrants to purchase 92,812 shares of Series B-1 Preferred Stock for $1.48 per share and 21,885 of Series B-2 Preferred Stock for $6.28 per share to Venture Lending and Leasing IV, Inc.

On July 13, 2005, the Registrant granted warrants to purchase 87,539 of Series C Preferred Stock for $6.28 per share to Venture Lending and Leasing IV, Inc.

The sales and issuances listed above were deemed exempt from registration under the Securities Act by virtue of Section 4(2), as transactions not involving a public offering. Certain defined terms used herein not otherwise defined have the meanings ascribed to them in the prospectus, which forms a part of this registration statement.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following documents are exhibits to the Registration Statement.

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of Neutral Tandem, Inc.*

3.2	Amended and Restated By-laws of Neutral Tandem, Inc.*

4.1	Specimen Certificate evidencing shares of common stock*

4.2	Amended and Restated Stockholders’ Agreement, dated November 19, 2004, by and between Neutral Tandem, Inc., DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, Three Shores Partners, LLC, Mesirow Capital Partners VIII, L.P., James P. Hynes, Robert C. Hawk, Ed Greenberg, Joseph Onstott, Elizabeth Ann Petty, Doreen Kluber, Louise D’Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, Robert C. Atkinson, David Weisman, Joseph Tighe, Robert M. Junkroski, Lawrence M. Ingeneri, C. Ann Brown, John Barnicle, Ronald W. Gavillet, Christopher F. Swenson, Jeffrey C. Wells, Jeffrey H. Hartzell, Janice Hewitt, David Lopez, Jack W. Swenson, Irrevocable Trust for Allana Marie Hynes, Irrevocable Trust for Katherine Vance Hynes, The Dixon and Carol Doll Family Trust, Alexander P. & Heather B. Doll Family Trust, Dixon & Sarah Doll Jr. Family Trust, Andrew J. Doll, Jonathon B. Junkroski Trust, Julia K. Junkroski Trust, David K. Tatak, Ralph Valente, Richard Anderson, Jon Clopton, Eric Carlson, Dave Redmon, Kathleen Starr*

4.3	First Amendment to Amended and Restated Stockholders’ Agreement, dated November 19, 2004, by and between Neutral Tandem, Inc., DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., Three Shores Partners, LLC, New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, James P. Hynes, Ronald W. Gavillet, John Barnicle and Robert M. Junkroski*

4.4	Second Amendment to Amended and Restated Stockholders’ Agreement by and between Neutral Tandem, Inc., DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners II-B, L.P., Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, James P. Hynes, Robert C. Hawk, Edward M. Greenberg, Karen L. Linsley, Paul Oakley, Paul W. Chisholm, Joseph Tighe, Robert M. Junkroski, Lawrence M. Ingeneri, John Barnicle, Ronald W. Gavillet, Christopher F. Swenson, Jeffrey C. Wells, Jeffrey H. Hartzell, Janice Hewitt, David Lopez, Jack W. Swenson, Irrevocable Trust for Allana Marie Hynes, Irrevocable Trust for Katherine Vance Hynes, The Dixon and Carol Doll Family Trust, Alexander P. & Heather B. Doll Family Trust, Dixon & Sarah Doll Jr. Family Trust, Andrew J. Doll, Jonathon B. Junkroski Trust, Julia K. Junkroski Trust, David K. Tatak, Ralph Valente, Richard Anderson, Jon Clopton, Eric Carlson, Dave Redmon, Kathleen Starr*

4.5	Voting Agreement, dated November 19, 2004, by and between Neutral Tandem, Inc., and DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, James P. Hynes, Ronald W. Gavillet, Christopher F. Swenson, John Barnicle, Robert M. Junkroski and Jeffrey C. Wells*

4.6	Second Amended and Restated Registration Rights Agreement, dated February 2, 2006, by and between Neutral Tandem, Inc., and DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners II-B, L.P., Robert M. Junkroski, Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, James P. Hynes, Robert C. Hawk, Edward M. Greenberg, Karen L. Linsley, Paul Oakley, Paul W. Chisholm, Joseph Tighe, John Barnicle, Ronald W. Gavillet, Lawrence M. Ingeneri; Christopher Swenson, Jeffrey C. Wells, Jeffrey Hartzell, Janice Hewitt, David Lopez, The Dixon and Carol Doll Family Trust, Irrevocable Trust for Alanna Marie Hynes, Irrevocable Trust for Katherine Vance Hynes, Alexander P. & Heather B. Doll Family Trust, Dixon & Sarah Doll Jr. Family Trust, Andrew J. Doll, Jonathan B. Junkroski Trust, Julia K. Junkroski Trust, David Tatak, Ralph Valente, Richard Anderson, Jon Clopton, Eric Carlson, Dave Redmon and Kathleen Starr*

4.7	Option Agreement, dated November 26, 2003 by and between Neutral Tandem, Inc., DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, James P. Hynes, Robert C. Hawk, Ronald W. Gavillet, Christopher F. Swenson, John Barnicle, Robert M. Junkroski, Jeffrey C. Wells, Jeffrey H. Hartzell, Janice Hewitt, David Lopez and the Dixon and Carol Doll Family Trust*

4.8	Restricted Stock Agreement, dated October 28, 2003, by and between Neutral Tandem, Inc. and Robert M. Junkroski*

4.9	Amendment to Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and Robert M. Junkroski*

4.10	Amended and Restated Restricted Stock Agreement, dated December 14, 2004, by and between Neutral Tandem, Inc. and Robert M. Junkroski*

4.11	Amendment to Amended and Restated Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and Robert M. Junkroski*

4.12	Amended and Restated Restricted Stock Agreement, dated November 26, 2003, by and between Neutral Tandem, Inc. and Ronald W. Gavillet*

4.13	Amendment to Amended and Restated Restricted Stock Agreement, dated March 1, 2005, by and between Neutral Tandem, Inc., and Ronald W. Gavillet*

4.14	Amendment to Amended and Restated Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc., and Ronald W. Gavillet*

4.15	Amended and Restated Restricted Stock Agreement, dated November 26, 2003, by and between Neutral Tandem, Inc. and James P. Hynes*

4.16	Amendment to Amended and Restated Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and James P. Hynes*

4.17	Amended and Restated Restricted Stock Agreement by and between Neutral Tandem, Inc. and Rian Wren*

4.18	Amended and Restated Restricted Stock Agreement by and between Neutral Tandem, Inc. and Surendra Saboo*

4.19	Restricted Stock Agreement, dated November 10, 2003, by and between Neutral Tandem, Inc. and David Lopez*

4.20	Restricted Stock Agreement, dated November 8, 2004, by and between Neutral Tandem, Inc. and David Lopez*

4.21	Amendment to Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and David Lopez*

5.1	Opinion of Kirkland & Ellis LLP.*

10.1	Employment Agreement dated February 6, 2006, by and between Rian Wren and Neutral Tandem, Inc.*

10.2	Employment Agreement dated May 9, 2006, by and between Robert Junkroski and Neutral Tandem, Inc.*

10.3	Employment Agreement dated May 9, 2006, by and between Ronald Gavillet and Neutral Tandem, Inc.*

10.4	Employment Agreement dated May 9, 2006, by and between Surendra Saboo and Neutral Tandem, Inc.*

10.5	Employment Agreement dated November 3, by and between David Lopez and Neutral Tandem, Inc.*

10.6	Lease Agreement dated October 17, 2003 between 717 South Wells, L.L.C. and Neutral Tandem, Inc.*

10.7	Lease, dated October 20, 2003, by and between 717 South Wells, L.L.C. and Neutral Tandem, Inc.*

10.8	Lease, dated May 10, 2004, by and between 75 Broad, LLC and Neutral Tandem, Inc.*

10.9	Interconnection, Resale and Unbundling Agreement, dated September 15, 1998, between AT&T Communications of Wisconsin, Inc., and GTE North Incorporated*

10.10	Interconnection Agreement, dated September 25, 2001, between Pacific Bell and MCImetro Access Transmission Services LLC, f/k/a MCImetro Access Transmission Services, Inc.*

10.11	SBC-13 State Interconnection Agreement, dated as November 5, 2003 between SBC Communications Inc. and Neutral Tandem - Illinois, LLC (f/ka Origin Communications - Midwest, LLC).*

10.12	Requested Adoption Letter, dated April 19, 2004, between Verizon New York, Inc., and Neutral Tandem - New York, LLC*

10.13	Requested Adoption Letter, dated December 11, 2006, between Verizon New York, Inc., and Neutral Tandem - New York, LLC*

10.14	Neutral Tandem, Inc. 2003 Stock Incentive Plan*

10.15	Purchase and License Agreement dated September 15, 2003 between Nortel Networks Inc. and Neutral Tandem, Inc.*

10.16	Standard Purchase and License Terms, dated January 10, 2005, between Sonus Networks and Neutral Tandem, Inc. and Addendum to Standard Purchase and License Terms, dated May 25, 2005.*

10.17	Loan and Security Agreement, dated May 28, 2004, by and between Neutral Tandem, Inc. and Venture Lending and Leasing IV, Inc.*

10.18	Supplement to the Loan and Security Agreement, dated May 28, 2004, by and between Neutral Tandem, Inc. and Lending and Leasing IV, Inc.*

10.19	Supplement No. 2, dated December 20, 2004, to the Loan and Security Agreement dated as of May 28, 2004, by and between Neutral Tandem, Inc. and Venture Lending and Leasing IV, Inc.*

10.20	Intellectual Property Security Agreement, dated May 28, 2004, by and between Neutral Tandem, Inc. and Venture Lending and Leasing IV, Inc.*

10.21	Form of Customer Agreement*

10.22	Form of Indemnification Agreement*

10.23	Management Rights Agreement dated as of November 26, 2003 among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P. and DCM Affiliates Fund III, L.P.*

10.24	Management Rights Agreement dated as of November 26, 2003 among Neutral Tandem, Inc. and New Enterprise Associates 10, Limited Partnership*

10.25	Observation Rights Agreement dated as of November 19, 2004 between Neutral Tandem, Inc. and Mesirow Capital Partners VIII, L.P.*

10.26	Observation Rights Agreement dated as of February 2, 2006 between Neutral Tandem, Inc. and Montagu Newhall Global Partners II, L.P.*

10.27	Observation Rights Agreement dated as of February 2, 2006 among Neutral Tandem, Inc. and Wasatch Small Capital Growth Fund, Wasatach Ultra Growth Fund and Wasatach Global Science & Technology Fund*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Kirkland & Ellis LLP (to be contained in Exhibit 5.1).*

24.1	Powers of Attorney (see signature page).

*	To be filed by amendment.

(b) Financial Statement Schedules

The following schedule is filed as part of this registration statement:

Schedule II—Valuation and Qualifying Accounts

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Schedule II

Valuation and Qualifying Accounts

	Beginning Balance	Additions Charged to Operations	Write- offs	Ending Balance
	(In thousands)
Trade receivable allowances for the period ended(1):
December 31, 2004	—	$59	—	$59
December 31, 2005	$59	—	—	$59
September 30, 2006 (unaudited)	$59	$(59)	—	—

(1)	We had no trade receivables prior to 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Neutral Tandem, Inc.

We have audited the consolidated financial statements of Neutral Tandem, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, and have issued our reports thereon dated March 24, 2006 (January 22, 2007 as to paragraph 12 of Note 2, and Notes 13 and 15) (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16 of this Registration Statement. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Chicago, Illinois

January 22, 2007

Item 17. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on January 19, 2007.

Neutral Tandem, Inc.

By:	/s/ Rian J. Wren
Name: Rian J. Wren
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Rian J. Wren, Robert M. Junkroski and Ronald Gavillet, and each of them individually, with full power of substitution and resubstitution, his or her true and lawful attorney-in fact and agent, with full powers to each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Registrant, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney. This power of attorney may be executed in counterparts and all capacities to sign any and all amendments.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Rian J. Wren Rian J. Wren	President, Chief Executive Officer and Director (Principal Executive Officer)	January 19, 2007

/s/ Robert M. Junkroski Robert M. Junkroski	Chief Financial Officer (Principal Financial and Accounting Officer)	January 19, 2007

/s/ James P. Hynes James P. Hynes	Director, Chairman	January 19, 2007

/s/ Dixon R. Doll Dixon R. Doll	Director	January 19, 2007

/s/ Peter J. Barris Peter J. Barris	Director	January 19, 2007

Signature	Title	Date

/s/ Robert C. Hawk Robert C. Hawk	Director	January 19, 2007

/s/ Lawrence M. Ingeneri Lawrence M. Ingeneri	Director	January 19, 2007